Exhibit 7.2

EXECUTION COPY

AGREEMENT

and

PLAN OF MERGER

by and among

HOWSTUFFWORKS, INC.,

HSW MERGERSUB, INC.,

DISCOVERY COMMUNICATIONS, LLC

and

THE HSW STOCKHOLDERS’ REPRESENTATIVE

dated as of October 14, 2007

i

Exhibits and Schedules

EXHIBIT A:	HSWI-Related Amendments
EXHIBIT B:	Voting Agreement
EXHIBIT C:	Key Terms of Discovery License Agreement
EXHIBIT D:	Material Terms of Transition Services Agreement
EXHIBIT E:	Amended and Restated Certificate of Incorporation of the Company
EXHIBIT F:	Amended and Restated Bylaws of the Company
EXHIBIT G:	Form of Escrow Agreement
EXHIBIT H:	HSW Stockholders’ Representative Escrow Agreement
EXHIBIT I:	Form of Jeffrey T. Arnold Employment Agreement

EXHIBIT J:	Form of Jeffrey T. Arnold Non-Competition and Non-Solicitation Agreement
EXHIBIT K:	Form of Amended and Restated PIL Agreement
EXHIBIT L:	Opinion of Alston & Bird LLP
EXHIBIT M	Opinion of Greenberg Traurig, LLP

Schedule A:	Principal Stockholders
Schedule B:	Excluded Liabilities
Schedule C:	Net Debt: Deferred Revenue
Schedule D:	Net Debt: Illustrative Computation
Schedule E:	Terminated Contracts
Schedule F:	Pay-Off Letter Signatories

Company Disclosure Schedules

v

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 14, 2007, by and among HowStuffWorks, Inc., a Delaware corporation (“Company”), Discovery Communications, LLC (“Discovery”), a Delaware limited liability company, HSW Merger Sub, Inc. (“Merger Sub2”), a Delaware corporation and wholly-owned subsidiary of Discovery, and Michael P. Ring, as HSW Stockholders’ Representative. Capitalized terms used herein and as otherwise defined have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, the Company is an online publishing company that owns and operates the website www.howstuffworks.com and the other existing Company Websites;

WHEREAS, the Company and Intac are parties to that certain Agreement and Plan of Merger, dated as of April 20, 2006, among Intac, the Company, HSW International, Inc. (“HSWI”) and HSW International Merger Corporation, as amended on January 29, 2007 and August 23, 2007 (the “Intac Merger Agreement”);

WHEREAS, pursuant to the Intac Merger Agreement, effective on October 2, 2007, HSW International Merger Corporation merged with and into Intac, with Intac surviving as a wholly-owned Subsidiary of HSWI (the “Intac Merger”);

WHEREAS, as a result of the Intac Merger, the Company owns 22,940,727 shares of HSWI (together with any other shares of HSWI that may be owned by the Company from time to time, the “HSWI Shares”);

WHEREAS, (i) the Company, HSWI and Wei Zhou are parties to that certain Amended and Restated Stockholders Agreement, dated January 29, 2007 (the “HSWI Stockholders Agreement”); (ii) the Company and HSWI are parties to that certain letter agreement dated as of April 20, 2006 (the “India and Russia Side Letter Agreement”); (iii) the Company, HSWI and Wei Zhou are parties to that certain Registration Rights Agreement, dated as of October 1, 2007 (the “HSWI Registration Rights Agreement”); (iv) HSWI and certain purchasers of stock of HSWI are parties to that certain Registration Rights Agreement, dated as of October 1, 2007 (the “Purchaser Registration Rights Agreement”); (v) HSWI and certain former affiliates of Intac are parties to that certain Registration Rights Agreement, dated as of October 1, 2007 (the “Affiliate Registration Rights Agreement”); (vi) the Company and HSWI are parties to that certain Services Agreement, dated as of October 1, 2007 (the “Services Agreement”); and (vii) Jeffrey T. Arnold and HSWI are parties to that certain Amended and Restated Agreement, dated as of August 23, 2006 (the “Arnold Agreement”);

WHEREAS, the parties hereto desire that, in each case prior to the Effective Time, (i) the Intac Merger Agreement, the HSWI Stockholders Agreement, the India and Russia Side Letter Agreement, the HSWI Registration Rights Agreement, the Purchaser Registration Rights Agreement and the Affiliate Registration Rights Agreement be amended as set forth on Exhibit A hereto and (ii) the Services Agreement and the Arnold Agreement be terminated (the actions in clauses (i) and (ii) collectively, the “HSWI-Related Amendments”);

WHEREAS, the parties hereto desire that the HSWI-Related Amendments be approved by the Disinterested HSWI Stockholders;

WHEREAS, the parties hereto desire that, immediately prior to the Effective Time, Jeffrey T. Arnold resign from the board of directors of HSWI, Intac and each other Subsidiary of HSWI and as Chairman of the board of directors of HSWI, Intac, and each other Subsidiary of HSWI;

WHEREAS, the parties hereto desire that the Disposition be effectuated substantially contemporaneously with the Effective Time;

WHEREAS, concurrently herewith, Discovery and Convex Group, Inc. (“Convex”), a Delaware corporation and the owner of 36.73% percent of the capital stock of the Company, have entered into an Agreement and Plan of Merger (the “Convex Merger Agreement”), dated the date hereof, pursuant to which, immediately prior to the Effective Time, a wholly-owned subsidiary of Discovery will merge with and into Convex, with Convex continuing as the surviving corporation of such merger (the “Convex Merger”);

WHEREAS, the Company and Discovery have determined to engage in a business combination whereby immediately following the Convex Merger, Merger Sub2 will be merged with and into the Company, with the Company continuing as the surviving corporation of such merger and as a result of such transactions, Discovery will own 63.27% of the capital stock of the Company and 100% of the capital stock of Convex, and Convex will own 36.73% of the capital stock of the Company;

WHEREAS, the board of directors of the Company, based on the unanimous recommendation of the disinterested members of the board of directors of the Company, has (i) approved, adopted and declared advisable this Agreement and the merger of Merger Sub2 with and into the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”) and has determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interest of, its stockholders and (ii) recommended adoption of this Agreement by the Company Stockholders;

WHEREAS, to induce Discovery to enter into this Agreement, certain stockholders of record of the Company set forth on Schedule A (the “Principal Stockholders” and each a “Principal Stockholder”), have, concurrently with the execution of this Agreement, executed a voting agreement with Discovery and the Company in the form attached hereto as Exhibit B (the “Voting Agreement”), pursuant to which, among other things, they have agreed to deliver a written consent, immediately following the execution of this Agreement, approving of and adopting this Agreement and the Merger; and

WHEREAS, on the Closing Date and immediately prior to the Effective Time, each share of Series A Preferred Stock and Series B Preferred Stock will be converted into one share of Common Stock pursuant to the vote of the requisite number of holders of the respective class of Preferred Stock and the Company’s Governing Documents.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 1.1:

“Accountant” has the meaning set forth in Section 2.12(b).

“Accredited Former Convex Stockholders” has the meaning set forth in Section 5.10(b).

“Accredited Optionholders” means Optionholders who have provided evidence satisfactory to Discovery that they are “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act, to the extent they hold Vested Company Options.

“ADA” means the Americans with Disabilities Act of 1990, as amended.

“Additional Funds” has the meaning set forth in Section 2.14(f).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Affiliate Registration Rights Agreement” has the meaning set forth in the Recitals.

“Agreement” has the meaning set forth in the Preamble.

“Allocable Tax Amount” has the meaning set forth in Section 5.18(b).

“Amended Affiliate Registration Rights Agreement” means the Affiliate Registration Rights Agreement, as amended (in form and substance reasonably satisfactory to Discovery) to reflect the applicable HSWI-Related Amendments set forth on Exhibit A.

“Amended HSWI Registration Rights Agreement” means the HSWI Registration Rights Agreement, as amended (in form and substance reasonably satisfactory to Discovery) to reflect the applicable HSWI-Related Amendments set forth on Exhibit A.

“Amended HSWI Stockholders Agreement Amendment” means the HSWI Stockholders Agreement, as amended (in form and substance reasonably satisfactory to Discovery) to reflect the applicable HSWI-Related Amendments set forth on Exhibit A.

“Amended India and Russia Side Letter Agreement” means the India and Russia Side Letter Agreement, as amended (in form and substance reasonably satisfactory to Discovery) to reflect the applicable HSWI-Related Amendments set forth on Exhibit A.

“Amended Intac Merger Agreement” means the Intac Merger Agreement, as amended (in form and substance reasonably satisfactory to Discovery) to reflect the applicable HSWI-Related Amendments set forth on Exhibit A.

“Amended Purchaser Registration Rights Agreement” means the Purchaser Registration Rights Agreement, as amended (in form and substance reasonably satisfactory to Discovery) to reflect the applicable HSWI-Related Amendments set forth on Exhibit A.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EC Merger

Regulations and all other applicable federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Vesting Date” has the meaning set forth in Section 2.11(k).

“Arnold Agreement” has the meaning set forth in the Recitals.

“Assets” means all tangible and intangible assets and properties of the Company and its Subsidiaries, including, without limitation, all Real Property and all Intellectual Property.

“Audited Company Financial Statements” has the meaning set forth in Section 3.6.

“Balance Sheet Date” has the meaning set forth in Section 3.6.

“Base Aggregate Merger Consideration” means the sum of $158,175,000 and 63.27% of the Mobil Travel Guide Valuation Amount.

“Business” means the business and operations of the Company and its Subsidiaries, taken as a whole, including, without limitation, the ownership and operation of the Company Websites as conducted as of the date hereof and at any time between the date hereof and the Effective Time.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) any day on which banks in Baltimore, Maryland, are permitted or required to be closed.

“Business Records” means all statements, books and financial reports, advertising reports, programming studies, consulting reports, marketing data, technical information specifications, engineering drawings and reports, manuals, computer programs, tapes and software, personnel records, marketing and listener lists, lists of vendors and other suppliers and other information or records in any form or media (including electronic media) used in or related to the operations of the Company and its Subsidiaries.

“Cash Common Per Share Merger Consideration” means an amount (rounded to the nearest $0.01) equal to: (1)(A) (i) the Final Aggregate Merger Consideration, minus (ii) 63.27% of the Net HSWI Share Proceeds, divided by (B) the Outstanding Common Stock Number, plus (2)(A) the HSWI Share Valuation Amount, divided by (B) the aggregate number of outstanding shares of Common Stock owned by the Cash Stockholders.

“Cash Stockholders” means the Company Stockholders as of the Effective Time, excluding Convex, who have not provided evidence satisfactory to Discovery that they are “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act.

“Catch-Up Amount” has the meaning set forth in Section 2.11(k).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Chicago Lease” has the meaning set forth in Section 5.10(c).

“Claim Notice” has the meaning set forth in Section 9.4(a).

“Class A Common Stock” means the class A common stock of the Company, par value $0.001 per share.

“Class B Common Stock” means the class B non-voting common stock of the Company, par value $0.001 per share.

“Closing” has the meaning set forth in Section 2.3.

“Closing Aggregate Merger Consideration” has the meaning set forth in Section 2.9.

“Closing Balance Sheet” has the meaning set forth in Section 2.12(a).

“Closing Cash Common Per Share Merger Consideration” means an amount (rounded to the nearest $0.01) equal to: (1)(A) the Closing Aggregate Merger Consideration, divided by (B) the Outstanding Common Stock Number, plus (2)(A) the HSWI Share Valuation Amount, divided by (B) the aggregate number of outstanding shares of Common Stock owned by the Cash Stockholders.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Date Financial Statements” has the meaning set forth in Section 2.12(a).

“Closing Other Common Per Share Merger Consideration” means an amount (rounded to the nearest $0.01) equal to: (1)(A) the Closing Aggregate Merger Consideration, divided by (B) the Outstanding Common Stock Number, minus (2)(A) the HSWI Share Valuation Amount, divided by (B) (i) the Outstanding Common Stock Number, minus (ii) the aggregate number of shares of Common Stock owned by the Cash Stockholders.

“Closing Receivables” has the meaning set forth in Section 5.15.

“Closing Vested Option Shares” has the meaning set forth in Section 2.11(k).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Company” has the meaning set forth in the Preamble.

“Company Certificates” has the meaning set forth in Section 2.10(c).

“Company Disclosure Schedules” has the meaning set forth in the first paragraph of Article III.

“Company Employee” means any employee of the Company or any of its Subsidiaries as of the Effective Time who continues as an employee of the Company or any of its Subsidiaries or the Surviving Corporation following the Effective Time.

“Company Financial Statements” has the meaning set forth in Section 3.6.

“Company Incentive Compensation Plan” means the HowStuffWorks, Inc. 2006 Equity Compensation Plan.

“Company Intellectual Property” means any and all Intellectual Property used or held for use in the Business.

“Company Options” has the meaning set forth in Section 3.5.

“Company Stock” means the Common Stock and the Preferred Stock.

“Company Stockholder” means a holder of record of one or more shares of Company Stock.

“Company Transaction Expenses” means the third-party fees and expenses (including any bonus and success fees) incurred but not paid by the Company or Convex prior to the Closing in connection with the drafting, negotiation, execution and delivery of (i) the Transaction Agreements, (ii) the Transaction Agreements (as such term is defined in the Convex Merger Agreement), (iii) any agreement or other documentation in respect of the Disposition, (iv) the HSWI Proxy-Related Actions and (v) the consummation of the transactions contemplated herein or therein, including, without limitation, the fees and expenses of the accountants, lawyers, financial advisors, consultants and other advisors of the Company, its Subsidiaries, Convex, the Company Stockholders, the Optionholders, the HSW Stockholders’ Representative and the Convex Stockholders’ Representative (as defined in the Convex Merger Agreement) and one-half of the filing fees required under the HSR Act with respect to this Agreement and the Convex Merger Agreement.

“Company Transaction Taxes” has the meaning set forth in Section 6.4.

“Company Warrants” has the meaning set forth in Section 3.5.

“Company Websites” means www.howstuffworks.com, www.express.howstuffworks.com, www.geonovagroup.com, www.convexgroup.com, www.quickcompliance.net, any other website owned or operated by the Company, and any predecessor website to the foregoing.

“Confidentiality Agreements” means the confidentiality agreements between the Company and Discovery, dated April 5, 2006, and September 19, 2007.

“Consent” means all licenses, permits, certificates, waivers, amendments, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements, other actions by, and notices, filings, registrations, qualifications, declarations and designations with, any Person, and other authorizations and approvals, including Governmental Authorizations.

“Consent Expiration Date” has the meaning set forth in Section 5.18(a).

“Consent of the Minority Stockholders” means the written consent to this Agreement and the Merger of Persons (other than Convex, Jeffrey T. Arnold or any of his Affiliates) holding not less than a majority in interest of the outstanding voting shares of Company Stock held by all Company Stockholders (other than Convex, Jeffrey T. Arnold or any of his Affiliates), in each case as of the Record Date.

“Content” means all content, titles and works and all elements thereof, including, without limitation, all video clips, digital content, and print materials.

“Contracts” means all contracts, agreements, licenses, leases, orders, commitments, arrangements and understandings, written or oral, to which the Company or any of its Subsidiaries or any predecessors thereof, is a party or is otherwise bound, including all Intellectual Property Licenses and Real Property Leases.

“Contribution” has the meaning set forth in Section 5.10.

“Convex” has the meaning set forth in the Recitals.

“Convex Escrow Fund” has the meaning set forth in the Convex Merger Agreement.

“Convex Intercompany Debt” has the meaning set forth in the Convex Merger Agreement.

“Convex Merger” has the meaning set forth in the Recitals.

“Convex Merger Agreement” has the meaning set forth in the Recitals.

“Convex Optionholders” means the holders of options to acquire capital stock of Convex.

“DGCL” has the meaning set forth in Section 2.1.

“Discovery” has the meaning set forth in the Preamble.

“Discovery Escrow Share Demand” has the meaning set forth in Section 5.18(c).

“Discovery Indemnified Parties” has the meaning set forth in Section 9.2(a).

“Discovery Indemnifying Parties” has the meaning set forth in Section 9.3(a).

“Discovery License Agreement” means a license agreement between Discovery and HSWI, the key terms of which are set forth on Exhibit C.

“Discovery Settlement Share Taxes” shall mean, with respect to any sale of Escrow Shares, the product of (A) the excess of (x) the gross cash sale proceeds from the sale of Escrow Shares over (y) the adjusted tax basis of such Escrow Shares (as appropriately adjusted to reflect any allocable sale expenses) and (B) the effective United States federal, state and local income tax rate (expressed as a percentage), as determined by Discovery in good faith, imposed on Discovery, any consolidated, combined or similar group of which Discovery and/or the Company is a member, and/or the Company (as the case may be) with respect to any taxable gain realized on the sale of such Escrow Shares. The principles of Section 5.18(b)(vi) relating to Utilized Losses shall apply to the calculation of the Discovery Settlement Share Taxes, it being understood that any Utilized Losses taken into account in determining the Discovery Settlement Share Taxes shall not be further taken into account under Section 5.18(b)(vi), and any Utilized Losses taken into account under Section 5.18(b)(vi) shall not be further taken into account in determining the Discovery Settlement Share Taxes.

“Discovery Settlement Shares” means such number of Escrow Shares as must be sold to generate gross sale proceeds that, net of applicable sales expenses and Discovery Settlement Share Taxes, are equal to the sum of all Required Escrow Share Proceeds.

“Discovery Sharing Amount” has the meaning set forth in Section 5.18(b).

“Disinterested HSWI Stockholders” means, collectively, all Persons who own shares of HSWI of record on the record date for the vote on the HSWI-Related Amendments, other than the Company and its Affiliates.

“Disposition” has the meaning set forth in Section 5.10.

“Dissenting Shares” has the meaning set forth in Section 2.10(e).

“Dissenting Stockholder” has the meaning set forth in Section 2.10(e).

“Distributable HSWI Shares” has the meaning set forth in Section 5.18(b).

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Plans” has the meaning set forth in Section 3.13(a).

“Employment Agreements” has the meaning set forth in Section 7.1(d).

“Encumbrance” means any charge, claim, condition, equitable interest, lien, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, defect in title, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means any Legal Requirement, Governmental Authorization or agreement with any Governmental Body or third party relating to (i) the protection of the environment or human health and safety (including air, surface water, ground water, drinking water supply, and surface or subsurface land or structures), (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Material or (iii) noise or odor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.13(a).

“Escrow Agent” has the meaning set forth in Section 2.9(b).

“Escrow Agreement” has the meaning set forth in Section 2.9(b).

“Escrow Shares” has the meaning set forth in Section 5.18(c).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.8(a).

“Estimated Excluded Liabilities” has the meaning set forth in Section 2.8(a).

“Estimated Intercompany Debt” has the meaning set forth in Section 2.8(a).

“Estimated Net Debt Balance” has the meaning set forth in Section 2.8(a).

“Estimated Net Debt Excess Amount” has the meaning set forth in Section 2.8(a).

“Estimated Pre-Closing Taxes” has the meaning set forth in Section 2.8(a).

“Excluded Liabilities” means all Liabilities of the Company or any of its Subsidiaries arising out of, relating to or resulting from any of the following, in each case only to the extent that such Liabilities have not been included in the calculation of Net Debt:

(a) any Related Person Transaction set forth on Schedule 3.20(a), except to the extent that the payment under such Related Person Transaction is subtracted from the Base Aggregate Merger Consideration as provided in Section 2.9, and any other Related Person Transaction not disclosed in Schedule 3.20(a), including any Liabilities resulting from the termination of the Related Person Transactions set forth on Schedule 3.20(a);

(b) any Company Transaction Taxes;

(c) any Company Transaction Expenses;

(d) any Indebtedness of the Company or any of its Subsidiaries as of the Closing Date;

(e) any appraisal action brought by a Dissenting Stockholder, including any award in respect of the value of Dissenting Shares in excess of the Per Share Merger Consideration, if any;

(f) the Terminated Contracts, including any Liabilities resulting from the termination thereof;

(g) Liabilities (other than HSWI Share Liabilities) resulting from any Proceedings brought by the officers, directors, employees or equityholders of the Company or any of its Subsidiaries with respect to the transactions contemplated by this Agreement or the Convex Merger Agreement (other than claims relating to payment obligations pursuant to Article II or otherwise relating to any breach of this Agreement or any other Transaction Agreement by Discovery or Merger Sub2, or by the Surviving Corporation subsequent to the Effective Time);

(h) the claims brought by Kenna S. Wood and Terrance Peterson, Jr. prior to the Closing, any counterclaims brought against the Company by Spatial Graphics arising out of the Spatial Graphics dispute, the claims brought by Kevin Dempsey prior to the Closing and the claims threatened by The Auto Channel prior to Closing, but, for the avoidance of doubt, not affirmative claims asserted by the Company in any Proceeding;

(i) any Proceedings against the Company or its Subsidiaries with respect to any periods prior to the Closing other than Proceedings in respect of the matters referred to in clauses (a) through (h) and (j) through (n) of this definition, including, for the avoidance of doubt, Proceedings in respect of breaches of Contracts or applicable law;

(j) the Intac Merger, any documents entered into or delivered in connection therewith (but, to the extent that the Company is a party to any such document, only with respect to matters arising prior to the Closing), the Form S-4 filed in connection with the Intac Merger, the HSWI Proxy-Related Actions and any securities laws violations by Intac or HSWI prior to the Closing, regardless of whether Liabilities in respect of any of the foregoing matters are asserted in Proceedings or otherwise;

(k) the Disposition, any Liabilities of the Mobil Travel Guide Business or MTG Co. and any Liabilities in respect of the transactions described in Section 5.10;

(l) the other items set forth on Schedule B;

(m) the HSWI Share Liabilities; and

(n) any actions by the HSW Stockholders’ Representative, including any actions under Section 2.14(f).

For purposes of this Agreement, the Excluded Liabilities listed in subsection (i) of this definition shall be the “Specified Excluded Liabilities”.

“Final Aggregate Merger Consideration” has the meaning set forth in Section 2.9.

“Final Closing Excluded Liabilities” has the meaning set forth in Section 2.12(a).

“Final Net Debt Balance” has the meaning set forth in Section 2.12(a).

“Final Net Debt Excess Amount” has the meaning set forth in Section 2.12(c).

“Final Resolution” of a dispute shall mean when (A) the parties to the dispute have reached an agreement in writing, (B) a court of competent jurisdiction shall have entered a final and non-appealable Order with respect to such dispute, or (C) an arbitration or like panel shall have rendered a final non-appealable determination with respect to a dispute that the parties have agreed to submit thereto.

“Final Settlement” means the consummation of the public or private sale of all Discovery Settlement Shares.

“Forfeited Amount” has the meaning set forth in Section 2.11(k).

“Forfeited Shares” has the meaning set forth in Section 2.11(k).

“Former Company Stockholders” means the Company Stockholders as of the Effective Time, excluding Convex.

“Former Convex Stockholders” means the stockholders of Convex immediately prior to the Convex Merger.

“GAAP” means generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

“GeoNova” means GeoNova Publishing, Inc.

“GeoNova 2007 Actual EBITDA” means the earnings before interest, taxes, depreciation and amortization of GeoNova for the year ended December 31, 2007 (and including the earnings before interest, taxes, depreciation and amortization of GeoNova LLC for the month of January 2007), as adjusted in accordance with the employment agreements with Robert Binford and James Hilliard.

“GeoNova 2007 Actual Gross Revenue” means the gross revenue of GeoNova for the year ended December 31, 2007 (and including the gross revenue of GeoNova LLC for the month of January 2007), as adjusted in accordance with the employment agreements with Robert Binford and James Hilliard.

“GeoNova Escrow Fund” has the meaning set forth in Section 2.9(c).

“GeoNova Holdback Amount” means $144,256.

“GeoNova Reimbursement Amount” means: (1) if the Company or GeoNova is required to make any payments pursuant to the employment agreement with either of Robert Binford or James Hilliard that are determined with reference to the GeoNova 2007 Actual Gross Revenue or the GeoNova 2007 Actual EBITDA, 63.27% of the sum (if greater than zero) of (x) $678,000, plus (y) any amounts payable by the Company or GeoNova pursuant to the employment agreements with each of Robert Binford and James Hillard that are determined with reference to the GeoNova 2007 Actual Gross Revenue or the GeoNova 2007 Actual EBITDA, minus (z) GeoNova 2007 Actual EBITDA determined before giving effect to the payments in clause (y) above; or (2) if the Company or GeoNova are not required to make any payments pursuant to the employment agreement with either of Robert Binford or James Hilliard that are determined with reference to the GeoNova 2007 Actual Gross Revenue or GeoNova 2007 Actual EBITDA, or if the sum in the foregoing clause (1) would be less than or equal to zero, $0.

“Governing Documents” means, with respect to any particular entity, (i) if a corporation, the articles or certificate of incorporation and the bylaws; (ii) if a general partnership, the partnership agreement and any statement of partnership; (iii) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (iv) if a limited liability company, the certificate of formation and operating agreement; (v) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (vi) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (vii) any amendment or supplement to any of the foregoing.

“Governmental Authorization” means all licenses, permits, certificates, waivers, amendments, consents, exemptions, variances, expirations and terminations of any waiting period requirements, other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Body or pursuant to any Legal Requirement that are necessary for the conduct of the Business.

“Governmental Body” means any domestic, foreign, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or non-governmental self-regulatory organization, agency or authority (including the NYSE and the NASD), commission, tribunal or organization, or any regulatory, administrative or other agency or any political or other subdivision, department or branch of any of the foregoing with competent jurisdiction.

“Hazardous Material” means and includes any and all pollutants, contaminants, hazardous substances or materials (as defined in any of the Environmental Laws),

hazardous wastes, toxic pollutants, toxic substances (as defined in any of the Environmental Laws), deleterious substances, caustics, radioactive substances or materials, hazardous materials, and any and all other sources of pollution or contamination, or terms of similar import, that are identified, listed either individually or as part of a category or subcategory or regulated under any Environmental Law as any such Environmental Law existed prior to or as of the Closing Date (i.e., without regard to any amendment, modification or interpretation after the Closing Date in a manner increasing liabilities or obligations with respect to any such substance), and including crude oil or any fraction thereof, petroleum and its derivatives and byproducts, natural or synthetic gas, any other hydrocarbons, heavy metals, asbestos, lead, lead-based paint, nuclear fuel and polychlorinated biphenyls.

“Holdback Amount” means $12,654,000.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSW Escrow Fund” has the meaning set forth in Section 2.9(b).

“HSW Stockholders’ Representative” means Michael P. Ring, or any successor elected pursuant to Section 2.14 hereof.

“HSW Stockholders’ Representative Escrow Agent” means SunTrust Bank.

“HSW Stockholders’ Representative Escrow Agreement” has the meaning set forth in Section 2.9(e).

“HSW Stockholders’ Representative Escrow Amount” means $250,000.

“HSW Stockholders’ Representative Escrow Fund” has the meaning set forth in Section 2.9(e).

“HSWI” has the meaning set forth in the Recitals.

“HSWI Board Approval” means (i) the approval of the HSWI-Related Amendments by the board of directors of HSWI and (ii) the recommendation by the board of directors of HSWI that the stockholders of HSWI adopt the HSWI-Related Amendments.

“HSWI Proxy” has the meaning set forth in Section 5.17.

“HSWI Proxy-Related Actions” has the meaning set forth in Section 5.17

“HSWI Registration Rights Agreement” has the meaning set forth in the Recitals.

“HSWI-Related Amendments” has the meaning set forth in the Recitals.

“HSWI Share Liabilities” means (i) Liabilities resulting from any Proceedings brought against the Company, Convex, Discovery or any Discovery Indemnified Party (as defined in this Agreement or in the Convex Merger Agreement) by equityholders of the Company or Convex with respect to any of the transactions contemplated by this Agreement or the Convex Merger Agreement, including the Disposition, the Flexplay Disposition and the LidRock Disposition (both as defined in the Convex Merger Agreement), whether or not such Proceedings are brought prior to or following the Effective Time; and (ii) any Liabilities resulting from a failure of LidRock to promptly pay when due any of its Liabilities, including any Liabilities transferred to LidRock pursuant to Section 5.2 of the Convex Merger Agreement.

“HSWI Shares” has the meaning set forth in the Recitals.

“HSWI Share Valuation Amount” means an amount equal to the product of (i) 63.27% of the aggregate amount of Net HSWI Share Proceeds that would be realized if a sufficient number of Subject HSWI Shares were sold at the Effective Time for their fair market value, as determined by the board of directors of the Company and reasonably approved by Discovery, such approval not to be unreasonably withheld, to permit the distribution in kind of all remaining Subject HSWI Shares (to be valued on the same basis) and calculated in a manner consistent with Section 5.18, and (ii) a fraction, the numerator of which is the aggregate number of outstanding shares of Common Stock held by the Cash Stockholders and the denominator of which is the Outstanding Common Stock Number.

“HSWI Stockholders Agreement” has the meaning set forth in the Recitals.

“Identified Excluded Liabilities” has the meaning set forth in Section 2.8(a).

“Income Tax Return” means a Tax Return with respect to any income or franchise Taxes or similar charges, fees, levies or other assessments imposed on net income by any Taxing Authority.

“Indebtedness” of any Person means, without duplication, (i) the principal of, accrued interest of, premium (if any) in respect of and prepayment and other penalties, premiums, charges, expenses and fees associated with (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, and all conditional sale obligations of such Person (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) any accrued and unpaid dividend, prepayment or redemption premiums and penalties, unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person). For avoidance of doubt, Indebtedness does not include any received advances against future revenue participation amounts, fees or royalties.

“Indemnified Parties” has the meaning set forth in Section 9.3(a).

“Indemnifying Parties” has the meaning set forth in Section 9.3(a).

“India and Russia Side Letter Agreement” has the meaning set forth in the Recitals.

“Information Statement” has the meaning set forth in Section 2.11(b).

“Insurance Policies” has the meaning set forth in Section 3.19.

“Intac” means INTAC International, Inc., a Nevada corporation.

“Intac Merger” has the meaning set forth in the Recitals.

“Intac Merger Agreement” has the meaning set forth in the Recitals.

“Intellectual Property” means any and all (i) patents and patent applications (including all provisionals, reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof); trademarks, service marks, trade names, trade dress, logos, business names, product names, and slogans (including all goodwill associated with the foregoing); copyrights and registrations and applications to register or renew the registration of any of the foregoing, and (ii) Software; domain name registrations and applications therefor; Content; Trade Secrets; and all other intellectual property.

“Intellectual Property Licenses” means any and all licenses, contracts and other arrangements providing in whole or in part for the use of, limiting the use of, transferring, indemnifying with respect to or otherwise relating to any Intellectual Property.

“Intercompany Debt” has the meaning set forth in Section 5.16.

“Intercompany Escrow Fund” has the meaning set forth in Section 2.9(d).

“Intercompany Holdback Amount” has the meaning set forth in Section 5.16.

“IRS” means the Internal Revenue Service.

“Knowledge” means with respect to any Person, other than the Company, that is not an individual, the knowledge of any of such Person’s officers and directors, and with respect to the Company, the knowledge of Jeffrey T. Arnold, Michael Cascone, Bradley Zimmer, Justin Ferrero, Colin Daniel, Gabe Vehovsky, Dawn Whaley and Scott Loftin.

“Land” means all parcels and tracts of land in which the Company has an ownership interest, including fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access and rights of way.

“Leased Real Property” has the meaning set forth in Section 3.9(a).

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, code, regulation, statute, treaty, rule, formal administrative interpretation, order, directive, decree, binding policy or guideline or other requirement of a Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 2.11(c)(i).

“Liabilities” means liabilities or obligations of any nature whatsoever, known or unknown, fixed or contingent, statutory, contractual or otherwise, disclosed or undisclosed, whether or not accrued, and including fees and expenses associated with the foregoing.

“Losses” means any damages, losses, charges, liabilities, claims, demands, diminution in value, actions, suits, Proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties and costs and expenses (including reasonable expenses of investigations, enforcement and collection, reasonable attorneys’ fees and accountants’ fees and reasonable out of pocket disbursements).

“Market Value” has the meaning set forth in Section 5.18(b).

“Material Adverse Effect” means any event, circumstance, state of facts, change or development having an effect that individually or in the aggregate (i) would reasonably be expected to prevent or materially delay the performance by the Company of its obligations under this Agreement or the performance by the Principal Stockholders of their obligations under the Voting Agreement, or the consummation by the Company of the Merger on a timely basis or (ii) would reasonably be expected to be materially adverse to the condition (financial or otherwise), Business, Assets, Liabilities, results of operations or prospects of the Company and its Subsidiaries, taken as a whole (other than any such change, effect, event, occurrence, state of facts or development resulting directly or indirectly from (a) any changes in the national or international political, social, economic, capital markets or industry conditions or conditions in the Company’s Business sector except to the extent such conditions have a disproportionate adverse effect on the Company’s Business, taken as a whole, relative to other participants in the Company’s Business sector, (b) any changes in Legal Requirements or generally accepted accounting principles, (c) the announcement or performance of the transactions contemplated by this Agreement (including any action or inaction by the Company’s customers, suppliers, employees or competitors as a direct result of the announcement or performance of the transactions contemplated by this Agreement), or (d) any action or omission taken with the prior written consent of Discovery or as otherwise expressly permitted by this Agreement).

“Material Contract” has the meaning set forth in Section 3.17(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration Adjustment Amount” has the meaning set forth in Section 2.12(e).

“Merger Sub2” has the meaning set forth in the Preamble.

“Mobil Travel Guide Business” means the Company’s and its Subsidiaries’ print, consulting, inspection and website businesses and operations directly associated with the Mobil Travel Guide, as conducted as of the date hereof and at any time between the date hereof and the Contribution.

“Mobil Travel Guide Valuation Amount” means the fair market value of MTG Co. after giving effect to the Contribution, as determined prior to the Effective Time by an appraiser mutually acceptable to Discovery and the Company.

“Most Recent Balance Sheet” has the meaning given to such term in Section 3.6.

“MTG Co.” has the meaning set forth in Section 5.10.

“MTG Co. Acquisition” has the meaning set forth in Section 5.10.

“MTG Pro Rata Percentage” means, with respect to any:

(a) Other Stockholder, a ratio, expressed as a percentage, equal to (i) the number of shares of Common Stock held by such holder immediately prior to the Effective Time, divided by (ii) the sum of (A) the aggregate number of shares of Common Stock held by all Other Stockholders immediately prior to the Effective Time and (B) the aggregate number of Closing Vested Option Shares held by all Accredited Optionholders; and

(b) Accredited Optionholder, a ratio, expressed as a percentage, equal to (i) the number of Closing Vested Option Shares of such holder, divided by (ii) the sum of (A) the aggregate number of shares of Common Stock held by all Other Stockholders immediately prior to the Effective Time and (B) the aggregate number of Closing Vested Option Shares held by all Accredited Optionholders.

“Net Debt” means the difference between (a) the sum, without duplication, of (i) the consolidated current liabilities of the Company and its Subsidiaries (other than liabilities in respect of Taxes and other than liabilities of the Mobil Travel Guide Business), plus (ii) consolidated Indebtedness of the Company and its Subsidiaries (other than Indebtedness of the Mobil Travel Guide Business), and (b) the sum, without duplication, of (i) the aggregate exercise price of all outstanding Company Options that have not been terminated or exercised immediately prior to the Closing, plus (ii) the consolidated current assets of the Company and its Subsidiaries (other than assets in respect of Taxes or Tax attributes and other than assets of the Mobil Travel Guide Business), provided that Net Debt can never be less than zero. For the avoidance of doubt, (w) any received advances against future revenue participation amounts, fees or royalties, (x) any trade accounts payable or similar obligations, and (y) any obligations for payment of employment compensation for any partial payroll period through the Closing Date, or any other employment-related obligation accruing through the Closing Date, including accrued obligations under all Employee Plans and accrued vacation, in each case, shall be current liabilities for purposes of calculating Net Debt. The Convex Intercompany Debt shall not be taken into account in determining Net Debt. Deferred revenue shall be current liabilities for purposes of calculating Net Debt, except that only 50% of deferred revenue arising in the Ordinary Course of Business with respect to the line items set forth on Schedule C shall be current liabilities for purposes of calculating Net Debt. An illustrative computation of Net Debt as of August 31, 2007 is set forth on Schedule D.

“Net HSWI Share Proceeds” has the meaning set forth in Section 5.18(a).

“New Plan” has the meaning set forth in Section 5.5(c).

“Non-Competition and Non-Solicitation Agreement” has the meaning set forth in Section 7.3(q).

“Notice Period” has the meaning set forth in Section 9.4(a).

“Old Plan” has the meaning set forth in Section 5.5(c).

“Open Source Materials” means Software or other material that is distributed as “free software”, “open source software” or under similar licensing or distribution models, including the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License, and the Sun Industry Standards License and the Apache License.

“Option Cash-Out Amount” has the meaning set forth in Section 2.11(k).

“Optionholders” means the holders of Company Options.

“Options Closing Consideration” shall mean the aggregate amount for all Company Options, of the product of (i) the Closing Other Common Per Share Merger Consideration, minus the Per Share Exercise Price of each such Company Option, and (ii) the number of shares of Common Stock subject to such Company Options.

“Order” means any order, decision, injunction, judgment, decree, ruling, stipulation, assessment or arbitration award of any Governmental Body or arbitrator.

“Ordinary Course of Business” means an action taken by a Person consistent in nature, scope and magnitude with the past practices of such Person and taken in the ordinary course of the normal, day-to-day operations of such Person.

“Other Common Per Share Merger Consideration” means an amount (rounded to the nearest $0.01) equal to: (1)(A) (i) the Final Aggregate Merger Consideration, minus (ii) 63.27% of the Net HSWI Share Proceeds, divided by (B) the Outstanding Common Stock Number, plus (2)(A)(i) 63.27% of the Net HSWI Share Proceeds, minus (ii) the HSWI Share Valuation Amount, divided by (B) (i) the Outstanding Common Stock Number, minus (ii) the aggregate number of outstanding shares of Common Stock owned by the Cash Stockholders.

“Other Stockholders” means the Company Stockholders as of the Effective Time, excluding Convex, who have provided evidence satisfactory to Discovery that they are “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act.

“Outstanding Common Stock Number” shall equal the sum (without duplication) of (i) the aggregate number of shares of Common Stock (other than treasury shares) outstanding immediately prior to the Effective Time (other than the shares of Company Stock held by Convex) and (ii) the aggregate number of shares of Common Stock subject to Outstanding Company Options; provided that, if any Unvested Company Options are forfeited, not later than 60 days (or such greater or lesser number of days as Discovery and the HSW Stockholders’ Representative shall agree in writing) prior to the date of any distribution to the HSW Stockholders’ Representative as contemplated by this Agreement, the parties will recompute the Outstanding Common Stock Number to give effect to such forfeitures for purposes of such distribution.

“Outstanding Company Option” has the meaning set forth in Section 2.11(k).

“Owned Intellectual Property” has the meaning set forth in Section 3.10(a).

“Pay-off Amount” has the meaning set forth in Section 2.9.

“Paying Agent” has the meaning set forth in Section 2.11(a).

“Per Share Exercise Price” has the meaning set forth in Section 2.11(k).

“Per Share Merger Consideration” has the meaning set forth in Section 2.10(b).

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due and payable or that are being contested by appropriate proceedings, (ii) Encumbrances of warehousemen, mechanics and materialmen and other like statutory Encumbrances arising in the Ordinary Course of Business, (iii) Encumbrances that exist pursuant to the terms of any Real Property Lease, and (iv) Encumbrances created by any of the Transaction Agreements in connection with the Merger.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

“PIL Agreement” means that certain Asset Purchase Agreement, dated December 2005, by and between Publications International, Ltd., the Company and Convex, as amended.

“Pre-Closing Material Adverse Effect” means any event, circumstance, state of facts, change or development having an effect that individually or in the aggregate (i) would reasonably be expected to prevent or materially delay the performance by the Company of its obligations under this Agreement or the performance by the Principal Stockholders of their obligations under the Voting Agreement, or the consummation by the Company of the Merger on a timely basis or (ii) would reasonably be expected to be materially adverse to the condition (financial or otherwise), Business, Assets, Liabilities or results of operations of the Company and its Subsidiaries, taken as a whole (other than any such change, effect, event, occurrence, state of facts or development resulting directly or indirectly from (a) any changes in the national or international political, social, economic, capital markets or industry conditions or conditions in the Company’s Business sector except to the extent such conditions have a disproportionate adverse effect on the Company’s Business, taken as a whole, relative to other participants in the Company’s Business sector, (b) any changes in Legal Requirements or generally accepted accounting principles, (c) the announcement or performance of the transactions contemplated by this Agreement (including any action or inaction by the Company’s customers, suppliers, employees or competitors as a result of the announcement or performance of the transactions contemplated by this Agreement), or (d) any action or omission taken with the prior written consent of Discovery or as otherwise expressly permitted by this Agreement).

“Pre-Closing Tax Return” has the meaning set forth in Section 6.2(b).

“Pre-Closing Taxes” means all Taxes (other than Company Transaction Taxes) of the Company or any of its Subsidiaries or with respect to the Assets of the Company or any of its Subsidiaries (i) with respect to taxable periods that end on or prior to the Closing Date, (ii) with respect to a Straddle Period, the pre-Closing portion of such Taxes, which (A) in the case of any real or personal property Tax, shall be deemed equal to the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the portion of the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period and (B) in the case of any other Tax not described in (A), shall be deemed equal to the amount that would be payable if the relevant taxable period ended at the end of the Closing Date (taking into account all transactions deemed to occur for Tax purposes on the Closing Date) and assuming an interim closing of the books as of the end of the Closing Date and (iii) arising as a result of an inclusion under Section 951(a) of the Code (or any similar provision of state or local law) attributable to (a) “subpart F income,” within the meaning of Section 952 of the Code (or any similar provision of state or local law), received or accrued by the Company or any of its Subsidiaries on or prior to the Closing Date or (b) the holding of “United States property,” within the meaning of Section 956 of the Code (or any similar provision of state or local law), by HSW Brasil—Tecnologia e Informação Ltda., HSW (HK) Inc. Limited or Bo Wen Net Technology (Beijing) Company Limited on or prior to the Closing Date. For purposes of this Agreement, all Taxes arising from, relating to, or imposed in connection with (i) the transactions contemplated by the Intac Merger Agreement, (ii) the deemed satisfaction and reissuance of any intercompany debt owed by the Company to its Subsidiaries pursuant to Treasury Regulation §1.1502-13(g) and (iii) the Disposition and other transactions contemplated under Section 5.10 shall be “Pre-Closing Taxes”.

“Preferred Stock” means the Series A Preferred Stock and the Series B Preferred Stock.

“Principal Stockholder(s)” has the meaning set forth in the Recitals.

“Pro Rata Percentage” means, with respect to any holder of:

(a) Common Stock, a ratio, expressed as a percentage, equal to (i) the number of shares of Common Stock held by such holder immediately prior to the Effective Time, divided by (ii) the Outstanding Common Stock Number;

(b) Company Options other than Unvested Company Options, a ratio, expressed as a percentage, equal to (i) the Closing Vested Option Shares of such holder divided by (ii) the Outstanding Common Stock Number; and

(c) Unvested Company Options, a ratio, expressed as a percentage, equal to (i) the remainder of (x) the number of shares of Company Common Stock subject to such Unvested Company Options of such holder immediately prior to the Effective Time, minus (y) the Forfeited Shares of such holder, divided by (ii) the Outstanding Common Stock Number;

provided, that Discovery and the HSW Stockholders’ Representative will recompute each holder’s Pro Rata Percentage as specified in Section 2.11(k).

“Proceeding” means any action, arbitration, audit, hearing, claim, demand investigation, litigation, summons, subpoena or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether or not set forth in the Company Disclosure Schedules, whether public or private), including, for the avoidance of doubt, any third-party claim, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Purchaser Registration Rights Agreement” has the meaning set forth in the Recitals.

“Real Property” means the Land and improvements, fixtures and all appurtenances thereto and any Real Property Lease.

“Real Property Lease” has the meaning set forth in Section 3.9(a).

“Record Date” means the record date for the approval and adoption of this Agreement and the Merger by the Company Stockholders.

“Related Person” means, with respect to a specified Person, (i) any Affiliate, director, officer, general partner or direct or indirect holder of 5% or more of all voting securities of such Person, or (ii) an immediate family member of such Person or any such Person described in clause (i).

“Related Person Transaction” has the meaning set forth in Section 3.20.

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into any land, surface water, ground water or air, or otherwise entering into the indoor or outdoor environment.

“Required Cash Amount” has the meaning set forth in Section 5.18(b).

“Required Escrow Share Proceeds” means, in respect of any Section 5.18(c) Losses asserted in any Discovery Share Escrow Demand prior to the second anniversary of the Closing, the sum of (i) the amount for which Discovery is entitled to indemnification, as determined by Final Resolution, plus (ii) interest on such amount accruing at an annual rate of 6.5% from the date of such Final Resolution until the date on which the Company has sold, for its own account, such number of Escrow Shares as must be sold to generate gross proceeds that, net of applicable sales expenses and Discovery Settlement Share Taxes, are equal to the sum of the amounts set forth in clauses (i) and (ii).

“Requisite Consent of the Stockholders” means the written consent to and adoption of this Agreement and the Merger of Persons entitled to cast a majority of the votes entitled to be cast by all holders of shares of Company Stock, voting together as a single class as of the Record Date.

“Requisite Disinterested HSWI Stockholders” means, collectively, Disinterested HSWI Stockholders who hold a majority in interest of the outstanding voting shares of HSWI held by all Disinterested HSWI Stockholders.

“Retained Amount” has the meaning set forth in Section 5.13(d).

“Sale Expenses” means all out-of-pocket expenses incurred by the Company incident to the Company’s sale of the Subject HSWI Shares pursuant to Section 5.18(a), including, without limitation, (i) registration, filing and NASD fees, (ii) fees and expenses of complying with securities or blue sky laws, (iii) fees and expenses associated with listing securities on an exchange or NASDAQ, (iv) word processing, duplicating and printing expenses, (v) messenger and delivery expenses, (vi) transfer agents’, trustees’, depositories’, registrars’ and fiscal agents’ fees, (vii) fees and disbursements of counsel for the Company and of its independent public accountants, (viii) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting discounts and commissions, (ix) transfer taxes, and (x) fees and expenses relating directly or indirectly to the 10b5-1 plan contemplated by Section 5.18(a), but excluding for the avoidance of doubt any fees actually reimbursed by HSWI pursuant to the HSWI Registration Rights Agreement.

“SEC” has the meaning set forth in Section 5.17.

“Section 5.18(c) Loss” has the meaning set forth in Section 5.18(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock of the Company, par value $0.001 per share.

“Series B Preferred Stock” means the Series B Convertible Preferred Stock of the Company, par value $0.001 per share.

“Services Agreement” has the meaning set forth in the Recitals.

“Shareholder Tax Amount” has the meaning set forth in Section 5.18(b).

“Software” means all computer software, including but not limited to, application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all documentation and media constituting, describing or relating to the above.

“Specified Excluded Liabilities” has the meaning set forth in the definition of “Excluded Liabilities.”

“Stockholder Indemnified Parties” has the meaning set forth in Section 9.3(a).

“Stockholder Indemnifying Party” has the meaning set forth in Section 9.2(a).

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subject HSWI Shares” has the meaning set forth in Section 5.18(b).

“Subsequently Vested Option Shares” have the meaning set forth in Section 2.11(k).

“Subsidiary” means, with respect to any Person, any entity whether incorporated or unincorporated of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries. Notwithstanding anything to the contrary herein, neither HSWI nor any of its Subsidiaries shall be deemed a “Subsidiary” of HSW, except for purposes of Sections 3.1, 3.2, 3.4, 3.6, 3.8, 3.11, 3.13, 3.14, 3.15, 3.18 and 3.20 (including defined terms used in such Sections) and such other provisions of this Agreement that refer to such Sections, including for the avoidance of doubt, Section 5.1(t), Section 7.3(a), Article VI and Article IX; provided that (i) the representations and warranties in Sections 3.2(b), 3.8, 3.11, 3.13, 3.14, 3.15 and 3.18 shall be deemed made only as of the date hereof and shall not be required to be brought down to Closing pursuant to Section 7.3(a), in each case only insofar as such representations and warranties relate to HSWI or any of its Subsidiaries (and, for the avoidance of doubt, Article VI and Article IX shall apply to the representations and warranties listed in clause (i) of this proviso only to the extent that such representations and warranties are made as of the date hereof, in each case only insofar as such representations and warranties relate to HSWI or any of its Subsidiaries) and (ii) notwithstanding anything to the contrary in clause (i) of this proviso, Intac and its Subsidiaries shall not be deemed Subsidiaries of HSW for any purpose under this Agreement.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Target Closing Net Debt Balance” shall mean $9,000,000.

“Tax” (and with the correlative meaning “Taxes”) means all federal, state, local or foreign net income, franchise, gross income, sales, use, ad valorem, property, gross receipts, license, capital stock, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority.

“Tax Accountant” has the meaning set forth in Section 6.2(b).

“Tax Return” means any return (including any amended return or information return), report, statement, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Taxing Authority” means any Governmental Body responsible for the imposition or collection of any Tax.

“Terminated Contracts” has the meaning set forth in Section 5.6(b).

“Third-Party Claim” has the meaning set forth in Section 9.4(a).

“Threshold Amount” has the meaning set forth in Section 9.2(b).

“Trade Secrets” means all technologies, inventions, processes, designs, formulae, trade secrets, know-how, ideas, research and development, data, databases and confidential business and technical information.

“Traffic Analysis” has the meaning set forth in Section 3.10(g).

“Transaction Agreements” means the Agreement, the Voting Agreement, the Escrow Agreement, the Employment Agreement, the Non-Competition and Non-Solicitation Agreement, the Amended Affiliate Registration Rights Agreement, the Amended HSWI Registration Rights Agreement, the Amended Purchaser Registration

Rights Agreement, the Amended HSWI Stockholders Agreement, the Amended India and Russia Side Letter Agreement, the Amended Intac Merger Agreement, the Transition Services Agreement, any agreement entered into in connection with the Disposition, and any other agreement contemplated by the Agreement.

“Transition Services Agreement” means a transition services agreement between the Company and MTG Co., which agreement shall provide for (i) a term of up to six months, (ii) an obligation of MTG Co. to cease using the name “HowStuffWorks,” any variations thereof, or any trademarks, service marks, domain names, trade names, trade dress, corporate names or other identifiers of source containing, incorporating, confusingly similar to, or associated with any of the foregoing, subject to certain exceptions set forth on Exhibit D, and (iii) such other terms as are set forth on Exhibit D.

“Treasury Regulations” means the regulations prescribed under the Code.

“Unaudited Company Financial Statements” has the meaning set forth in Section 3.6.

“Unresolved Claim” has the meaning set forth in Section 5.13(d).

“Unvested Company Options” means outstanding options to purchase or otherwise acquire shares of Common Stock, granted pursuant to the Company Incentive Compensation Plan, that are unvested and unexercisable as of the Closing.

“U.S.” means United States of America (including the 50 states and the District of Columbia) and its territories and possessions.

“Utilized Losses” has the meaning set forth in Section 5.18(b).

“Vested Company Options” means options to purchase or otherwise acquire shares of Common Stock, granted pursuant to the Company Incentive Compensation Plan, that are vested and exercisable as of the Closing.

“Voting Agreement” has the meaning set forth in the Recitals.

Section 1.2. Interpretation. In this Agreement, unless a clear contrary intention appears:

(a) the singular number includes the plural number and vice versa;

(b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement;

(c) reference to any gender includes each other gender;

(d) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;

(e) reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, at or prior to the Effective Time, including rules and regulations promulgated thereunder, and reference to any Section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect, at or prior to the Effective Time and constituting the substantive amendment, modification, codification, replacement or reenactment of such Section or other provision;

(f) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;

(g) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;

(h) “or” is used in the inclusive sense of “and/or”;

(i) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;

(j) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto;

(k) the terms “Dollars” and “$” mean United States Dollars; and

(l) references herein to a specific Article, Section, Subsection, Recital, Schedule or Exhibit refer, respectively, to Articles, Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement.

ARTICLE II

THE MERGER

Section 2.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub2 shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub2 shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub2 in accordance with the DGCL.

Section 2.2. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents as provided in Section 251 of the DGCL (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Merger Sub2 and the Company shall agree should be specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 2.3. Closing. The closing of the Merger (the “Closing”) will take place within five Business Days after satisfaction or waiver of the conditions set forth in Article VII (other than the conditions which by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions) at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, unless another date, time or place is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

Section 2.4. Effects of the Merger. The Merger will have the effects set forth in the DGCL.

Section 2.5. Certificate of Incorporation and By-laws. The certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read in their entirety as set forth on Exhibit E and Exhibit F hereto, respectively, and, as so amended will be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until amended in accordance with their respective terms and applicable law.

Section 2.6. Directors. The directors of Merger Sub2 immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until such director’s successor is duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 2.7. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation at the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 2.8. Pre-Closing Matters.

(a) Estimated Closing Balance Sheet, etc. At least seven Business Days prior to the Closing Date, the Company shall prepare and deliver to Discovery (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries (excluding for the avoidance of doubt, HSWI), prepared in good faith in accordance with GAAP and, to the extent consistent with GAAP, on the basis of the same accounting principles and practices used by the Company in preparing the Most Recent Balance Sheet, estimated as of the Effective Time, pro forma as to, and giving effect for, any transactions or operations previously occurring or anticipated to occur subsequent to its preparation and on or before the Effective Time, including the Disposition and the Merger (the “Estimated Closing Balance Sheet”), (ii) a calculation of Net Debt estimated as of the Effective Time based on the Estimated Closing Balance Sheet, pro forma as to, and giving effect for, any transactions or operations previously occurring or anticipated to occur subsequent to its preparation and on or before the Effective Time, including the Disposition and the Merger (the “Estimated Net Debt Balance”); provided that such calculation shall include an estimate of Intercompany Debt to be owed to the Company (“Estimated Intercompany Debt”) as of the Effective Time, (iii) a schedule setting forth an estimate of unpaid Pre-Closing Taxes pro forma as to, and giving effect for, any transactions or operations previously occurring or anticipated to occur subsequent to its preparation and on or before the Effective Time and including the Disposition (“Estimated Pre-Closing Taxes”), (iv) an itemized schedule setting forth an estimate of Excluded Liabilities (including an itemized schedule of Company Transaction Expenses)

as of the Effective Time based on the Estimated Closing Balance Sheet (the “Estimated Excluded Liabilities”), which schedule shall identify each Excluded Liability the amount of which has been finally determined by the Company or any of its Subsidiaries, as applicable, and the party to whom such liability is owed, evidence of which shall be provided by the Company to Discovery (collectively, “Identified Excluded Liabilities”) and (v) a schedule setting forth the Company’s computation of the HSWI Share Valuation Amount. Absent an objection of Discovery delivered to the Company prior to the Closing as to the Estimated Closing Balance Sheet, Estimated Net Debt Balance, Estimated Intercompany Debt, Estimated Pre-Closing Taxes, Estimated Excluded Liabilities, Identified Excluded Liabilities and the computation of the HSWI Share Valuation Amount, such estimates and computations by the Company shall be used for purposes of Section 2.9. Should Discovery issue such an objection, it shall provide in writing to the Company its proposed adjustments to the Estimated Closing Balance Sheet, Estimated Net Debt Balance, Estimated Intercompany Debt, Estimated Pre-Closing Taxes, Estimated Excluded Liabilities, Identified Excluded Liabilities and the computation of the HSWI Share Valuation Amount, as applicable, and such Discovery-adjusted amounts shall be used for purposes of Section 2.9. If the Estimated Net Debt Balance is more than the Target Closing Net Debt Balance, the Closing Aggregate Merger Consideration shall be reduced by the amount of such excess (such amount, if any, expressed as a positive number, the “Estimated Net Debt Excess Amount”) as contemplated by Section 2.9.

(b) Access. From and after the delivery to Discovery of the items contemplated in Section 2.8(a), the Company shall provide Discovery and its officers, directors, employees, accountants, consultants, attorneys and advisors or other representatives of Discovery with reasonable access during normal business hours to the properties, Business Records and employees of the Company and its Subsidiaries, as well as the papers prepared by the Company, its Subsidiaries or their accountants, in each case to the extent that they relate to the matters addressed in this Section 2.8.

Section 2.9. Merger Consideration. The final aggregate merger consideration payable pursuant hereto by Discovery, after all adjustments pursuant to Section 2.12 (the “Final Aggregate Merger Consideration”), and subject to any amounts payable pursuant to Articles VI or IX, shall be an amount equal to, without duplication, (i) the Base Aggregate Merger Consideration, minus (ii) 63.27% of Estimated Pre-Closing Taxes, minus (iii) 63.27% of the Final Net Debt Excess Amount, if any, minus (iv) 63.27% of Final Closing Excluded Liabilities, plus (v) 63.27% of the Net HSWI Share Proceeds, and shall be determined following the Closing as set forth in Section 2.12 and Section 5.18. An amount equal to: (i) the Base Aggregate Merger Consideration, minus (ii) 63.27% of Estimated Net Debt Excess Amount, if any, minus (iii) 63.27% of Estimated Excluded Liabilities, minus (iv) 63.27 % of Estimated Pre-Closing Taxes (such amount, the “Closing Aggregate Merger Consideration”) will be calculated in accordance with Section 2.9 and will be paid by Discovery by wire transfer of immediately available funds at the Closing in accordance with Section 2.11 and as follows:

(a) To the Paying Agent for distribution to the Former Company Stockholders (including the Dissenting Stockholders), in accordance with Section 2.11, (i) the Closing Aggregate Merger Consideration minus (ii) the Options Closing Consideration minus (iii) the Holdback Amount minus (iv) the GeoNova Holdback Amount minus (v) the Intercompany Holdback Amount, if any, minus (vi) the HSW Stockholders’ Representative Escrow Amount;

(b) To SunTrust Bank, as escrow agent (the “Escrow Agent”) pursuant to an escrow agreement substantially in the form of Exhibit G hereto (the “Escrow Agreement”) among Discovery, the Company, the Escrow Agent and the HSW Stockholders’ Representative, an amount equal to the Holdback Amount to be held in a fund (together with interest and other investment proceeds thereon, the “HSW Escrow Fund”) in accordance with the terms thereof;

(c) To the Escrow Agent pursuant to the Escrow Agreement, an amount equal to the GeoNova Holdback Amount to be held in a fund (together with interest and other investment proceeds thereon, the “GeoNova Escrow Fund”) in accordance with the terms thereof;

(d) To the Escrow Agent pursuant to the Escrow Agreement, an amount equal to the Intercompany Holdback Amount, if any, to be held in a fund (together with interest and other investment proceeds thereon, the “Intercompany Escrow Fund”) in accordance with the terms thereof; and

(e) To the HSW Stockholders’ Representative Escrow Agent pursuant to an escrow agreement substantially in the form of Exhibit H hereto (the “HSW Stockholders’ Representative Escrow Agreement”) between the HSW Stockholders’ Representative and the Escrow Agent, for the purpose of paying expenses, if any, incurred by the HSW Stockholders’ Representative in connection with this Agreement, an amount equal to the HSW Stockholders’ Representative Escrow Amount to be held in a fund (together with interest and other investment proceeds thereon, the “HSW Stockholders’ Representative Escrow Fund”) in accordance with the terms thereof.

Concurrently with the payment of the Closing Aggregate Merger Consideration, Discovery shall pay to each Person to whom an Identified Excluded Liability is owed that Discovery desires to have paid at the Closing (each, a “Pay-off Amount”), on the Company’s or any of its Subsidiaries’ behalf (unless Discovery determines that the Company or any of its Subsidiaries should instead make such payment directly, in which case the parties shall cause the Company to pay), the amount of such Pay-off Amount as set forth in the schedule of Identified Excluded Liabilities.

Section 2.10. Conversion of Shares.

(a) Capital Stock of Merger Sub2. At the Effective Time, as a result of the Merger and without any action on the part of the holder thereof, each issued and outstanding share of Merger Sub2 common stock will convert into and become 632 fully paid and nonassessable shares of common stock of the Surviving Corporation.

(b) Company Stock. Except in the case of shares of Common Stock owned by Convex, and subject to Section 2.11(f), at the Effective Time and without any action on the part of the holders thereof, the outstanding shares of Common Stock will convert into the right to receive per share merger consideration (the “Per Share Merger Consideration”) applicable to such holder of Common Stock as follows: (i) each issued and outstanding share of Common Stock held by the Cash Stockholders will convert into the right to receive the Cash Common Per Share Merger Consideration; and (ii) each issued and outstanding share of Common Stock held by the Other Stockholders will convert into the right to receive the Other Common Per Share Merger Consideration. The shares of Common Stock held by Convex immediately prior to the Effective Time will convert into 368 shares of common stock of the Surviving Corporation.

(c) No Further Rights. As a result of the Merger and without any action on the part of any holder thereof, at the Effective Time, each share of Common Stock issued and outstanding immediately before the Effective Time, other than shares of Common Stock held by Convex (which will convert into 368 shares of common stock of the Surviving Corporation), shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of shares of Common Stock issued and outstanding immediately before the Effective Time shall thereafter cease to have any rights with respect to such shares of Common Stock, except (i) the right of Convex to convert its Common Stock into 368 shares of common stock of the Surviving Corporation, and (ii) the right of the Former Company Stockholders to receive the applicable Per Share Merger Consideration upon the surrender of a certificate representing such issued and outstanding shares of Common Stock (such certificates, collectively, the “Company Certificates”) in accordance with the payment terms set forth in Sections 2.11 and 2.12, together with a duly completed Letter of Transmittal, or the rights described in Section 2.10(e). Neither Convex nor the Former Convex Stockholders nor the Convex Optionholders shall be entitled to any Per Share Merger Consideration.

(d) Treasury Stock. Notwithstanding anything contained in this Section 2.10 to the contrary, each share of Company Stock issued and held in the Company’s treasury immediately before the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

(e) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any holder of shares of Company Stock who perfects, and has not withdrawn or otherwise forfeited at or prior to the Effective Time, such holder’s dissenters’ rights in accordance with and as contemplated by Section 262 of the DGCL (a “Dissenting Stockholder”) shall not be converted into a right to receive the applicable Per Share Merger Consideration as described in Section 2.10(b), but shall, as of the Effective Time, be entitled to receive only the payment provided by Section 262 of the DGCL with respect to shares of Company Stock owned by such Dissenting Stockholder (the “Dissenting Shares”); provided, that no such payment shall be made to any Dissenting Stockholder unless and until such Dissenting Stockholder has complied with the applicable provisions of the DGCL and surrendered to the Surviving Corporation the Company Certificate or Certificates representing the Dissenting Shares for which payment is being made. In the event that after the Effective Time a Dissenting Stockholder fails to perfect, or effectively withdraws or loses, his right to appraisal, in each case in accordance with Section 262 of the DGCL, such Dissenting Stockholder’s shares of Company Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and such holder’s shares of Company Stock shall thereupon be deemed to have been converted, at the Effective Time, as described in Section 2.10(b), and Discovery shall cause the Paying Agent to pay the Closing Cash Common Per Share Merger Consideration or the Closing Other Common Per Share Merger Consideration, as the case may be, theretofore withheld in respect of such Dissenting Shares, without any interest thereon. Notwithstanding anything to the contrary contained herein, in the event that a Dissenting Stockholder perfects its appraisal rights in accordance with Section 262 of the DGCL, the Paying Agent shall retain the Cash Common Per Share Merger Consideration or the Other Common Per Share Merger Consideration, as the case may be, allocable to such Dissenting Stockholder until the resolution of such appraisal action. The Company shall give Discovery (i) prompt notice of any written demands for appraisal of shares of Common Stock received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, neither the Company nor Discovery shall, without the prior written consent of the other Party, make any payment or other commitment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

Section 2.11. Exchange and Payment Procedures.

(a) Prior to the Effective Time, the Company shall appoint an institutional agent reasonably acceptable to Discovery (the “Paying Agent”) for the purpose of making payments pursuant to this Section 2.11 upon valid surrender of Company Certificates.

(b) As promptly as practicable after the date hereof, but in any event by October 31, 2007, the Paying Agent, as instructed by the Company, or the Company shall mail to each holder of record of Company Stock on the applicable record date the notices required in connection with having obtained the Requisite Consent of Stockholders approving the Merger by Section 228(e) of the DGCL, including an information statement (the “Information Statement”) describing in reasonable detail the Merger and this Agreement, containing a notice to Company Stockholders of their appraisal rights under Section 262 of the DGCL, and soliciting further consents of the Company Stockholders to the adoption of this Agreement and approval of the Merger and consents of the holders of Series B Preferred Stock to the conversion of Series B Preferred Stock into Common Stock in accordance with the terms of such Preferred Stock, in addition to the consents previously obtained.

(c) As promptly as practicable after the Effective Time, the Paying Agent, as instructed by the Company, or the Company shall mail to each holder of record of Company Stock on the applicable record date:

(i) a letter of transmittal (the “Letter of Transmittal”) to the Paying Agent, which will be in such form as the Company and Discovery agree prior to Closing; provided that, such Letter of Transmittal will specify that delivery will be effected, and risk of loss and title to shares of the Company Stock will pass, only upon actual delivery of the Company Certificates (or an affidavit of lost instrument in customary form with respect to such Company Certificates) and will include representations and warranties from the holders of Common Stock with respect to ownership and title to their respective Common Stock without Encumbrances; and

(ii) instructions for use in effecting the surrender of the Company Certificates in exchange for a portion of the Closing Aggregate Merger Consideration with respect to the shares of Company Stock formerly represented thereby.

(d) As promptly as practicable after the date hereof, the Company shall mail to each holder of Series A Preferred Stock and Series B Preferred Stock notice of the proposed Merger and notice of the anticipated conversion of Series A Preferred Stock and Series B Preferred Stock into Common Stock in accordance with the terms of such Preferred Stock.

(e) Upon surrender of a Company Certificate for cancellation to the Paying Agent, together with the Letter of Transmittal, duly executed, and such other documents as Discovery or the Paying Agent reasonably requests, the holder of such Company Certificate will be entitled to receive, in exchange therefor the Closing Cash Common Per Share Merger Consideration or the Closing Other Common Per Share Merger Consideration, as the case may be (subject to Section 2.11(f), and to adjustment as set forth in Section 2.12) for each share of Common Stock evidenced by such Company Certificate, including, when and as paid, its Pro Rata Percentage of the HSW Escrow Fund, the GeoNova Escrow Fund, the Intercompany Escrow Fund and the HSW Stockholders’ Representative Escrow Fund. The Company Certificate so surrendered in accordance with this Section 2.11(e) will be cancelled. Except in the case of the shares of Common Stock of the Company held by Convex, which will convert into 368 shares of common stock of the Surviving Corporation, until surrendered as contemplated by this Section 2.11, each Company Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Cash Common Per Share Merger Consideration or the Other Common Per Share Merger Consideration, as the case may be, with respect to the shares of Common Stock formerly represented thereby.

(f) Notwithstanding anything to the contrary set forth herein, (i) payment of the Per Share Merger Consideration to each holder of Common Stock will be reduced by such holder’s Pro Rata Percentage of the Holdback Amount, the GeoNova Holdback Amount, the Intercompany Holdback Amount and the HSW Stockholders’ Representative Escrow Amount and (ii) the Paying Agent shall retain, and promptly remit to an account designated in writing by the HSW Stockholders’ Representative, out of the aggregate Other Common Per Share Merger Consideration payable to each Other Stockholder and the aggregate Option Cash-Out Amount payable to each Accredited Optionholder (in each case after application of clause (i) above) each such holder’s MTG Pro Rata Percentage of an aggregate amount equal to 63.27% of the Mobil Travel Guide Valuation Amount; it being understood and agreed that (x) proceeds retained pursuant to this clause (ii) shall be used by the HSW Stockholders’ Representative to fund, on behalf of the Other Stockholders and the Accredited Optionholders, the acquisition of 63.27% of the equity securities of MTG Co., as provided in Section 5.10, and (y) such retained proceeds shall be treated for all purposes of this Agreement as having been distributed to the Other Stockholders and the Accredited Optionholders and then used by the Other Stockholders and the Accredited Optionholders to consummate the acquisition of 63.27% of the equity securities of MTG Co.

(g) If any portion of the Closing Aggregate Merger Consideration is to be paid to a Person other than the holder of record of Common Stock, it will be a condition to such payment that the Company Certificate(s) so surrendered will be properly endorsed or otherwise be in proper form for transfer (with the signature or signatures thereof guaranteed to the extent required by the Letter of Transmittal) and that the Person requesting such payment will pay to the Paying Agent any taxes required as a result of such payment to a Person other than the registered holder of such Company Certificate(s) or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

(h) Except in the case of the shares of Common Stock of the Company held by Convex, which will convert into 368 shares of common stock of the Surviving Corporation, at or after the Effective Time, there will be no transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they will be cancelled and exchanged in accordance with the procedures set forth in this Article II without interest.

(i) At any time following six months after the Effective Time, Discovery shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Paying Agent and which have not been disbursed to holders of Company Certificates, and thereafter such holders shall be entitled to look to Discovery (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to any Per Share Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither Discovery, the Company, the Surviving Corporation, the Paying Agent nor any other Person shall be liable to any holder of a Company Certificate for Per Share Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Company Certificate (or affidavit delivered pursuant to Section 2.11(j) below) shall not have been surrendered prior to the second anniversary of the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Company Certificate would otherwise escheat to or become the property of any Governmental Body), any such cash in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Discovery, free and clear of all claims or interest of any Person previously entitled thereto.

(j) If any Company Certificate is lost, stolen, damaged or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen, damaged or destroyed and, if required by Discovery, such Person executing an agreement in customary form and reasonably satisfactory to Discovery indemnifying

Discovery against any claim that may be made against it with respect to such Company Certificate, the Paying Agent will deliver in exchange for such lost, stolen, damaged or destroyed Company Certificate a share of the Closing Aggregate Merger Consideration, as provided in this Section 2.11, deliverable in respect thereof pursuant to this Agreement, and shall thereafter make all payments due hereunder with respect to the Company Stock represented thereby.

(k) Effective as of the Effective Time, each Company Option then outstanding (each, an “Outstanding Company Option”) shall be converted into the right to receive in respect of each share of Common Stock subject to such Company Option a payment in cash (the “Option Cash-Out Amount”) equal to the excess, if any, of (i) the Other Common Per Share Merger Consideration over (ii) the exercise price per share applicable in respect of such Company Option (the “Per Share Exercise Price”). The Option Cash-Out Amount shall be paid, without interest, to each holder of an Outstanding Company Option in installments as specified in this Section 2.11(k). Except as specified below with respect to Unvested Company Options, at each time that any payment is made in accordance with this Agreement to the Other Stockholders in respect of their shares of Common Stock, the holder of an Outstanding Company Option shall receive payment of an amount equal to the amount that would have been paid to such holder in respect of the number of shares of Common Stock subject to such Company Option (the “Closing Vested Option Shares”) had such Outstanding Company Option been exercised immediately prior to the Effective Time; provided, however, that (x) if the Closing Other Common Per Share Merger Consideration is equal to or exceeds the Per Share Exercise Price in respect of a Closing Vested Option Share, the amount payable to any such holder in respect of any Closing Vested Option Share shall be reduced, at the time that the Closing Other Common Per Share Merger Consideration is payable to the Other Stockholders, by the Per Share Exercise Price corresponding thereto and (y) if the Closing Other Common Per Share Merger Consideration, as the case may be, is less than the Per Share Exercise Price in respect of a Closing Vested Option Share, the amount payable to any such holder in respect of any Closing Vested Option Share shall be reduced by the amount of the Closing Other Common Per Share Merger Consideration and shall be further reduced (but not below zero) by the amount of any subsequent payments of the Other Common Per Share Merger Consideration until the aggregate amount of all reductions in accordance with this proviso from all such payments equals the Per Share Exercise Price corresponding thereto. No payment shall be made to a holder of an Unvested Company Option until the date, if any, that the conditions for such Unvested Company Option (or the applicable portion thereof) to become exercisable under the terms of the Company Incentive Compensation Plan and the stock option agreement governing such Company Option have been satisfied (the “Applicable Vesting Date”). As soon as practicable (but not later than 30 days) following any Applicable Vesting Date, the Company shall pay the holder thereof, in respect of the number of shares of Common Stock as to which such Unvested Company Option would have first become exercisable as of such Applicable Vesting Date (the “Subsequently Vested Option Shares”), an amount in cash equal to the excess of (i) the sum of all amounts paid per share to the Other Stockholders in respect of the Final Merger Consideration on or prior to such Applicable Vesting Date (the “Catch-Up Amount”) over (ii) the Per Share Exercise Price with respect to the Subsequently Vested Option Shares. Thereafter, the Company shall pay the holder of any Unvested Company Option in respect of any Subsequently Vested Option Shares additional cash payments, without interest, at each time that any additional payment is made in accordance with this Agreement to the Other Stockholders in respect of their shares of Common Stock, in the same amount as would have been paid to such holder had the Subsequently Vested Option Shares been outstanding at the Effective Time. In the event that any Unvested Company Option (or any portion thereof) is forfeited after the Effective Time because it is reasonably determined that the conditions for the number of shares of Common Stock corresponding to such Unvested Company Options (or any applicable portion thereof) to have become exercisable under the terms of the Company Incentive Compensation Plan and the stock option agreement governing such Company Option cannot be satisfied, any Catch-Up Amount (the “Forfeited Amount”) that would have been payable in respect of such number of shares of Common Stock (the “Forfeited Shares”) had such conditions been satisfied shall be added to the aggregate amount to be distributed to Former Company Stockholders and in respect of Closing Vested Option Shares and Subsequently Vested Option Shares at the next time at which any distribution is to be made to Former Company Stockholders that is at least 60 days (or such greater or fewer number of days as Discovery and the HSW Stockholders’ Representative shall agree in writing) after the date such Unvested Company Option is forfeited. In determining the amount to be payable to any such Former Company Stockholders or in respect of any Closing Vested Option Shares and Subsequently Vested Option Shares following any forfeitures in respect of Unvested Company Options, the Pro Rata Percentage of each Former Company Stockholder and each holder of Company Options shall be recalculated, giving effect to such forfeitures. The portion of the Forfeited Amount equal to the aggregate Pro Rata Percentage of the Unvested Company Options as to which no Applicable Vesting Date has occurred shall be reserved for distribution to the holders of such Unvested Company Options in accordance with this Section 2.11(k) or, to the extent that any such amounts shall become Forfeited Amounts, to Former Company Stockholders and Optionholders in accordance with this Section 2.11(k). Notwithstanding anything herein to the contrary, any and all amounts payable in respect of any Company Option in accordance with this Section 2.11(k) shall be reduced, at the time or times and in the amounts determined in accordance with applicable law, by any and all applicable Federal, state and local income, excise and/or employment taxes required to be withheld in respect thereof.

Section 2.12. Adjustment of Merger Consideration.

(a) Within 90 calendar days after the Closing Date, Discovery shall cause to be prepared and delivered to the HSW Stockholders’ Representative (collectively, the “Closing Date Financial Statements”): (i) a consolidated balance sheet of the Company and its Subsidiaries as of the Effective Time giving effect to the Disposition and the Merger (the “Closing Balance Sheet”), (ii) a calculation of Net Debt as of the Effective Time giving effect to the Merger (the “Final Net Debt Balance”) and (iii) an itemized schedule setting forth all Excluded Liabilities (including an itemized schedule of Company Transaction Expenses) as of the Effective Time based on the Closing Balance Sheet (the “Final Closing Excluded Liabilities”). The Closing Balance Sheet shall be derived from the accounting books and records of the Company and its Subsidiaries and prepared in conformity with GAAP and, to the extent consistent with GAAP, on the basis of the same accounting principles and practices used by the Company in preparing the Most Recent Balance Sheet.

(b) Upon delivery of the Closing Date Financial Statements, the Company shall provide the HSW Stockholders’ Representative and its accountants, consultants, attorneys and advisors or other representatives with reasonable access during normal business hours to the properties, Business Records and employees of the Company and its Subsidiaries, as well as the papers prepared by the Company, its Subsidiaries or its accountants, in each case to the extent that they relate to the matters addressed in this Section 2.12. The HSW Stockholders’ Representative shall provide Discovery with a reasonably detailed written notice of any disagreement with Discovery’s determination of the Final Net Debt Balance and Final Closing Excluded Liabilities within 30 days after its receipt of the Closing Date Financial Statements. If no notice of disagreement is received by Discovery on or prior to the close of business on the last day of such 30-day period, the calculation of the Final Net Debt Balance and Final Closing Excluded Liabilities shall be deemed accepted by the HSW Stockholders’ Representative. If any such notice of disagreement is timely provided, Discovery and the HSW Stockholders’ Representative shall use their commercially reasonable efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculation of the Final Net Debt Balance and Final Closing Excluded Liabilities. If, at the end of such period, they are unable to resolve such disagreement(s), then an independent accounting firm of recognized national standing as may be mutually selected by Discovery and the HSW Stockholders’ Representative (the “Accountant”) shall resolve any remaining disagreements. If Discovery and the HSW Stockholders’ Representative are unable to agree on the Accountant, then Discovery and the HSW Stockholders’ Representative shall each have the right to request the American Arbitration Association to appoint the Accountant, which shall not have had a material relationship with Discovery, the Company, a Former Company Stockholder who held 5% or more of the capital stock of the Company, or the HSW Stockholders’ Representative

subsequent to December 31, 2006. The Accountant shall review those items remaining in dispute as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Accountant, based solely on written submissions to the Accountant by the HSW Stockholders’ Representative and Discovery and not on any independent review of the Closing Balance Sheet, and shall determine whether and to what extent (if any) the Final Net Debt Balance and Final Closing Excluded Liabilities require adjustment; provided, that the scope of the dispute to be resolved by the Accountant shall be limited to whether the Closing Balance Sheet was prepared in accordance with GAAP and, to the extent consistent with GAAP, on the basis of the same accounting principles and practices used by the Company in preparing the Most Recent Balance Sheet, and whether there were mathematical errors in the Closing Date calculations, and the Accountant shall not make any other determination. In reaching its determination, the only alternatives available to the Accountant will be to (i) accept the position of Discovery, (ii) accept the position of the HSW Stockholders’ Representative or (iii) accept a position between those two positions. The determination of the Accountant shall be set forth in a written statement delivered to the HSW Stockholders’ Representative and Discovery and shall be final, conclusive and binding on the parties. The fees and expenses relating to the work performed by the Accountant shall be borne pro rata by Discovery on one hand and by the Company Stockholders and Optionholders on the other hand in inverse proportion to the allocation made by the Accountant of the dollar amount of the unresolved items, in the aggregate, between Discovery and the HSW Stockholders’ Representative, such that the party with whom the Accountant agrees more closely pays a lesser proportion of the fees and expenses; provided that, the Former Company Stockholders and Optionholders will bear only 63.27% of the fees and expenses of the Accountant allocable to the Company Stockholders (with the remaining 36.73% of such fees and expenses being borne by the Former Convex Stockholders and the Convex Optionholders pursuant to the Convex Merger Agreement), which amount shall be paid from the HSW Stockholders’ Representative Escrow Fund.

(c) If the Final Net Debt Balance is more than the Target Closing Net Debt Balance and the positive number represented by such excess (the “Final Net Debt Excess Amount”) is greater than the Estimated Net Debt Excess Amount, if any, then the Closing Aggregate Merger Consideration will be decreased on a dollar-for-dollar basis by 63.27% of the difference between (x) such Final Net Debt Excess Amount and (y) the Estimated Net Debt Excess Amount (or if there was no Estimated Net Debt Excess Amount, zero) and Discovery will receive payment in accordance with Section 2.12(e). If the Final Net Debt Balance is more than the Target Closing Net Debt Balance, but the Final Net Debt Excess Amount is less than the Estimated Net Debt Excess Amount, then the Closing Aggregate Merger Consideration will be supplemented on a dollar-for-dollar basis by 63.27% of the difference between: (x) the Estimated Net Debt Excess Amount and (y) such Final Net Debt Excess Amount, and the HSW Stockholders’ Representative will receive, for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in accordance with their Pro Rata Percentage, payment in accordance with Section 2.12(e). If the Final Net Debt Balance is equal to the Target Closing Net Debt Balance, and the Estimated Net Debt Excess Amount was greater than zero, then the Closing Aggregate Merger Consideration will be supplemented on a dollar-for-dollar basis by an amount equal to 63.27% of the Estimated Net Debt Excess Amount, and the HSW Stockholders’ Representative will receive, for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in accordance with their Pro Rata Percentage, payment in accordance with Section 2.12(e).

(d) If Final Closing Excluded Liabilities are more than Estimated Excluded Liabilities, then the Closing Aggregate Merger Consideration will be decreased on a dollar-for-dollar basis by 63.27% of the amount of such excess, and Discovery will receive payment in accordance with Section 2.12(e). If Final Closing Excluded Liabilities are less than Estimated Excluded Liabilities, then the Closing Aggregate Merger Consideration will be supplemented on a dollar-for-dollar basis by 63.27% of the amount of such deficiency, and the HSW Stockholders’ Representative will receive, for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in accordance with their Pro Rata Percentage, payment in accordance with Section 2.12(e).

(e) The amount of the payments required to be made pursuant to Section 2.12(c) and (d) will be netted together as one amount (such net payment amount, the “Merger Consideration Adjustment Amount”). Any payment of the Merger Consideration Adjustment Amount required to be made by the Former Company Stockholders and Optionholders to Discovery shall be made by the Former Company Stockholders and Optionholders from the HSW Escrow Fund in accordance with the terms of the Escrow Agreement to the extent there are amounts available. Any payment of the Merger Consideration Adjustment Amount required to be made by Discovery to the Former Company Stockholders and Optionholders shall be made by Discovery to the HSW Stockholders’ Representative, for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in accordance with their Pro Rata Percentage, by wire transfer of immediately available funds to the accounts previously designated in writing by the HSW Stockholders’ Representative and the Company to Discovery; provided, that any amounts payable in respect of Unvested Company Options that are not then vested will be paid by Discovery in accordance with Section 2.11(k).

(f) In addition to the foregoing, to the extent that amounts owed by the Former Convex Stockholders and Convex Optionholders pursuant to Section 2.12(e) of the Convex Merger Agreement cannot be paid because there are no funds available in the

Convex Escrow Fund, such amounts will be paid by the Former Company Stockholders and Optionholders from the HSW Escrow Fund, to the extent funds are available in the HSW Escrow Fund.

Section 2.13. Withholding Taxes. The Paying Agent, Discovery and the Surviving Corporation shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any Former Company Stockholder or Optionholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any other Legal Requirements. To the extent that amounts are so withheld, (a) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Former Company Stockholder or Optionholder in respect of which such deduction and withholding was made and (b) the Paying Agent, Discovery or the Surviving Corporation, as applicable, shall provide to such Former Company Stockholder or Optionholder written notice of the amounts so deducted or withheld.

Section 2.14. HSW Stockholders’ Representative.

(a) Effective as of the Closing, by virtue of the approval and adoption of this Agreement by the Requisite Consent of the Stockholders and without any further action by the Company or the Company Stockholders), the HSW Stockholders’ Representative is hereby appointed by the Company for and on behalf of the Company Stockholders and the Optionholders with full and unqualified power to delegate to one or more Persons the authority granted to it hereunder, to irrevocably act for each such holder as its agent, representative, proxy and attorney-in-fact, with full power of substitution, to take all actions required, desirable or permitted to be taken by the HSW Stockholders’ Representative by or on behalf of any of the Company Stockholders and the Optionholders pursuant hereto or contemplated hereby, and after the Effective Time for all purposes hereunder, on their individual and collective behalf (as applicable joint and severally), as such HSW Stockholders’ Representative in his or her sole and absolute discretion shall deem necessary or appropriate in connection with the transactions contemplated under this Agreement, the Escrow Agreement or the HSW Stockholders’ Representative Escrow Agreement, including, without limitation, the power to:

(i) perform all duties and obligations of the HSW Stockholders’ Representative contemplated by Section 2.11(f) of this Agreement;

(ii) perform all duties and obligations of the HSW Stockholders’ Representative, concerning the potential purchase price adjustments contemplated by Section 2.12 of this Agreement, and to execute, deliver and perform all documents contemplated hereby by the HSW Stockholders’ Representative;

(iii) distribute to the Former Company Stockholders and Optionholders any amounts to be released or paid to the HSW Stockholders’ Representative (for distribution to such Former Company Stockholders and Optionholders) pursuant to the terms of this Agreement (subject in all cases to this Section 2.14);

(iv) perform all duties and obligations of the HSW Stockholders’ Representative concerning indemnification claims under Article VI or Article IX;

(v) perform all duties of a Stockholder Indemnified Party as set forth in Article IX, including, without limitation, prosecution of all Proceedings and the prosecution or conduct of the defense of any claims or actions described herein, and the compromise and settlement of any such claims or actions, including the facilitation of any payment required thereby;

(vi) give and receive all notices and communications to be given or received by or on behalf of the Former Company Stockholders and Optionholders concerning any indemnification claim under Article VI or Article IX and to receive service of process on behalf of the Former Company Stockholders and Optionholders in connection with any indemnification claim under Article VI or Article IX; and to take any other action concerning any indemnification claim under Article VI or Article IX and the transactions contemplated herein as the HSW Stockholders’ Representative in his or her sole and absolute discretion deems necessary or appropriate; and

(vii) hire counsel and other professionals and third parties on behalf of himself or herself and/or the Company Stockholders and the Optionholders to represent the interests of the HSW Stockholders’ Representative and/or the Company Stockholders and the Optionholders in connection with this Agreement, the agreements contemplated hereby and the transactions contemplated hereby and thereby, and incur and pay (as contemplated below) such other expenses as the HSW Stockholders’ Representative deems in his or her sole and absolute discretion necessary or appropriate to protect the interests of the Company Stockholders and the Optionholders and to carry out the terms thereof and hereof, with all costs, expenses, liabilities and other obligations being the joint and several responsibility of the Former Company Stockholders and Optionholders.

(b) All decisions and acts by the HSW Stockholders’ Representative shall be binding upon all of the Company Stockholders and the Optionholders and no Company Stockholder or Optionholder shall have the right to object, dissent, protest or otherwise contest the same.

(c) Discovery shall be entitled to deal exclusively with the HSW Stockholders’ Representative on all matters relating to this Agreement, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Former Company Stockholders and Optionholders by the HSW Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of the Former Company Stockholders and Optionholders by the HSW Stockholders’ Representative, as fully binding upon such Former Company Stockholders and Optionholders.

(d) The approval and adoption by the Company Stockholders of the Merger and this Agreement includes the approval and acceptance of the terms of this Section 2.14, including, without limitation, the appointment of the HSW Stockholders’ Representative.

(e) The HSW Stockholders’ Representative may be replaced, and a successor HSW Stockholders’ Representative designated, at any time by a majority vote of the Former Company Stockholders, effective upon written notice to Discovery. If the HSW Stockholders’ Representative should be so removed, resign, die or otherwise become unable to serve as the HSW Stockholders’ Representative, another HSW Stockholders’ Representative shall be selected by such a vote of the Company Stockholders.

(f) The HSW Stockholders’ Representative Escrow Fund shall be disbursed by the HSW Stockholders’ Representative in his sole and absolute discretion either (i) to pay (A) the HSW Stockholders’ Representative’s fees in accordance with the HSW Stockholders’ Representative Escrow Agreement and (B) fees and expenses incurred by the HSW Stockholders’ Representative in connection with the performance of the HSW Stockholders’ Representatives’ duties and obligations and the exercise of the HSW Stockholders’ Representatives’ powers hereunder, as directed by the HSW Stockholders’ Representative, or (ii) for distribution to the Former Company Stockholders and Optionholders, in each case based on their respective Pro Rata Percentages; provided, that any amounts otherwise distributable to the holders of Unvested Company Options in respect of any portion of their Unvested Company Options as to which no Applicable Vesting Date has occurred will be paid to Discovery for distribution to the holders of such Unvested Company Options (or to Former Company Stockholders and Optionholders in respect of Closing Vested Option Shares and any Subsequently Vested

Option Shares, to the extent that any such amounts shall become Forfeited Amounts) in accordance with Section 2.11(k). To the extent the HSW Stockholders’ Representative Escrow Fund is depleted or unavailable at any time or, in the reasonable opinion of the HSW Stockholders’ Representative, is expected to be depleted or unavailable in the near future, the HSW Stockholders’ Representative shall be entitled, in its sole discretion, to deduct from amounts received by the HSW Stockholders’ Representative for distribution to the Former Company Stockholders and Optionholders under this Agreement, in accordance with their respective Pro Rata Percentages, additional amounts (“Additional Funds”) that will be deposited into the HSW Stockholders’ Representative Escrow Fund to satisfy payment obligations in accordance with the HSW Stockholders’ Representative Escrow Agreement, this Agreement and the Escrow Agreement; provided that (i) with respect to each instance where Additional Funds are directed by the HSW Stockholders’ Representative to be deposited into the HSW Stockholders’ Representative Escrow Fund, to the extent that any such Additional Funds that are utilized in accordance with the HSW Stockholders’ Representative Escrow Agreement, this Agreement and the Escrow Agreement are received by the HSW Stockholders’ Representative only from the Former Company Stockholders and holders of Vested Company Options, then to the extent that a holder of Unvested Company Options thereafter is entitled to receive a cash distribution from Discovery with respect to any Unvested Company Options that vest in accordance with their terms, Discovery will deliver to the HSW Stockholders’ Representative for deposit into the HSW Stockholders’ Representative Escrow Fund as Additional Funds a portion of such cash distribution equal to the Pro Rata Percentage of the Additional Funds attributable to such newly vested Unvested Company Options; (ii) any amounts deducted pursuant to this sentence shall be deemed, for all purposes of this Agreement, as having been distributed and paid to the holders of Company Stock and Optionholders (and any amounts that are required to be deducted and withheld with respect to such deemed distribution under the Code or any other Legal Requirements shall be so deducted and withheld) and subsequently having been paid by such holders of Company Stock and Optionholders to the HSW Stockholders’ Representative Escrow Fund and (iii) any amounts remaining after such payments have been made by the HSW Stockholders’ Representative shall be distributed to the Former Company Stockholders and Optionholders as provided in the immediately preceding sentence.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Prior to execution and delivery of this Agreement, the Company has delivered to Discovery and Merger Sub2 a document consisting of numbered Schedules corresponding to the relevant sections in this Agreement (the “Company Disclosure Schedules”). Any exception or qualification set forth in the Company Disclosure Schedules with respect to an identified representation, warranty or covenant contained herein shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement to which such exception or qualification is reasonably apparent on its face to be applicable, whether or not such exception or qualification is so numbered or such representation, warranty or covenant is expressly qualified by reference to the Company Disclosure Schedules. Nothing in the Company Disclosure Schedules is intended to broaden the scope of any representation or warranty of the Company contained herein. The Company represents and warrants to Discovery and Merger Sub2, as of the date hereof and as of the Closing Date (other than such representations and warranties as are made as of a specified date, which will be effective as of such specified date), as follows:

Section 3.1. Organization and Good Standing. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties. Except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the character of its assets owned or held under lease or the nature of its activities makes such qualification necessary under applicable Legal Requirements, each of such jurisdictions being listed on Schedule 3.1. The Company has delivered to Discovery true, correct and complete copies of the Governing Documents of the Company and its Subsidiaries (in each case, as amended to the date hereof).

Section 3.2. Subsidiaries.

(a) Schedule 3.2(a)(i) lists each of the Company’s Subsidiaries as of the date hereof and sets forth the jurisdiction of organization and issued and authorized and outstanding capital stock of each of the Company’s Subsidiaries. Except as set forth on Schedule 3.2(a)(ii), all of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been validly issued and are fully paid and nonassessable and are owned by the Company, free and clear of any Encumbrance.

(b) Except for the Company’s interests in its Subsidiaries described in Section 3.2(a) and except as set forth on Schedule 3.2(b), neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person.

Section 3.3. Enforceability; Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other document, instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Transaction Agreements, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action on the part of the Company and, except for obtaining the approval of the Company Stockholders, no other corporate action on the part of the Company Stockholders is required. This Agreement has been, and each of the Transaction Agreements to which the Company is a party will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the other Transaction Agreements to which the Company is a party when so executed and delivered will constitute, a legal, valid and binding obligation of the Company, enforceable against it in accordance with its respective terms. Except for obtaining the Requisite Consent of the Stockholders, no action is required to be taken by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other Transaction Agreement to which it is a party or the consummation of the Merger or any of the other transactions contemplated hereby, under the Governing Documents of the Company and each of its Subsidiaries, the DGCL or the laws of any other jurisdiction in which the Company is qualified to do business.

(b) The board of directors of the Company, at a meeting duly called and held, based on the unanimous recommendation of the disinterested members of the board of directors of the Company, has (i) determined that the transactions contemplated by this Agreement and the Transaction Agreements to which the Company is a party are fair to, and in the best interests of, the Company Stockholders, (ii) approved and adopted this Agreement and the Transaction Agreements to which the Company is a party and the transactions contemplated hereby and thereby, including the Merger, and declared their advisability, and (iii) recommended adoption by the Company Stockholders, subject to the terms and conditions set forth herein, of this Agreement.

Section 3.4. No Conflicts; Consents and Approvals. The execution, delivery and performance by the Company of this Agreement and the execution, delivery and performance of each other Transaction Agreement to which it is a party will not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with all of the provisions hereof and the other Transaction

Agreements will not, require the Consent of any Person, conflict with, or result in any violation of or default (with or without the giving of notice, the lapse of time, or both) under, or give rise to a right of termination, acceleration of any obligation or loss of a benefit under, or result in the creation of an Encumbrance upon any of the properties, Assets or rights of the Company or any of its Subsidiaries under, any provision of (i) any Governing Document of the Company or any of its Subsidiaries, (ii) except as set forth on Schedule 3.4(ii), any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of their properties, Assets or rights are bound, or (iii) any Legal Requirement or Order applicable to the Company or any of its Subsidiaries or cause the suspension or revocation of any Governmental Authorization necessary for the Company or any of its Subsidiaries to conduct the Business, except the filings and authorizations required under the HSR Act and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents reflecting the Merger with the relevant authorities in other jurisdictions in which the Company is qualified to do business.

Section 3.5. Capitalization. As of the date hereof, the authorized capital stock of the Company is as set forth on Schedule 3.5(a). Of such authorized capital stock, as of the date hereof, there are issued and outstanding 1,460,088 shares of Class A Common Stock, no shares of Class B Common Stock, 90,000 shares of Series A Preferred Stock, 390,150 shares of Series B Preferred Stock, and no shares of capital are held by the Company in its treasury. All issued and outstanding shares of capital stock of the Company are duly authorized, validly issued and outstanding, fully paid and nonassessable and were issued free of preemptive rights in compliance with applicable corporate and securities Legal Requirements. As of the date hereof, there are 390,000 shares of Common Stock reserved for issuance under the Company Incentive Compensation Plan. As of the date hereof, there are outstanding options that have been granted by the Company, whether vested or unvested, to purchase an aggregate of 371,242 shares of Common Stock (the “Company Options”) and warrants, whether vested or unvested, to purchase an aggregate of 166,170 shares of Common Stock (the “Company Warrants”). Except for the Preferred Stock, the Company Options, the Company Warrants, or as set forth on Schedule 3.5(b), there are no outstanding rights, including stock appreciation rights, phantom stock, profit participations, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to, or the value of which is tied to the value of, any of the outstanding, authorized but not issued, unauthorized or treasury shares of the capital stock or any other security of the Company, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. Except as set forth on Schedule 3.5(b), there are no restrictions imposed by the Company upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of the Company or the ownership thereof other than those imposed by the Securities Act or applicable state securities laws.

Except as set forth on Schedule 3.5(c), there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of any Company Stock. Schedule 3.5(d) sets forth, as of the date hereof, a true and correct list of (i) the name and address of each holder of Company Stock, Company Options and Company Warrants, (ii) the number and class of each such holder’s Company Stock, Company Options and Company Warrants, (iii) the exercise price with respect to each of the Company Options and Warrants and (iv) the grant date and vesting schedule with respect to each Company Option and Company Warrant (assuming that no acceleration provisions have been triggered). Each share of Series A Preferred Stock is convertible into one share of Common Stock and has a Liquidation Preference (as such term is defined in the Certificate of Incorporation of the Company) equal to the greater of: (1) $20, (2) the Other Common Per Share Merger Consideration and (3) the Cash Common Per Share Merger Consideration. No dividends or other distributions have been accrued or declared with respect to the Series A Preferred Stock. The vote of two-thirds of the outstanding shares of Series A Preferred Stock is the vote required to require the conversion of each share of Series A Preferred Stock into one share of Common Stock in accordance with the Company’s Governing Documents. Each share of Series B Preferred Stock is convertible into one share of Common Stock and has a Liquidation Preference (as such term is defined in the Certificate of Incorporation of the Company) equal to the greater of: (1) $77.32, (2) the Other Common Per Share Merger Consideration and (3) the Cash Common Per Share Merger Consideration. No dividends or other distributions have been accrued or declared with respect to the Series B Preferred Stock. The vote of two-thirds of the outstanding shares of Series B Preferred Stock is the vote required to require the conversion of each share of Series B Preferred Stock into one share of Common Stock in accordance with the Company’s Governing Documents.

Section 3.6. Financial Statements. The Company has delivered to Discovery true and complete copies of (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2006, and the related audited consolidated statements of income (loss), stockholders’ equity and cash flows for the fiscal year then ended (collectively, the “Audited Company Financial Statements”), all of which are attached as Schedule 3.6(i), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of August 31, 2007 (the “Most Recent Balance Sheet” and such date, the “Balance Sheet Date”) and the related unaudited consolidated statements of income (loss), stockholders’ equity and cash flows for the seven months then ended, all of which are attached as Schedule 3.6(ii) (collectively, the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (x) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except that the Unaudited Company Financial Statements may not include footnotes required under GAAP, and are subject to customary year-end audit adjustments, none of which will be material), and (y) present fairly in all material respects the financial condition and the results of operations of the Company as at the respective dates of and for the periods referred to in such Company Financial Statements.

Section 3.7. Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities that will exist at Closing, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except (a) as set forth on Schedule 3.7, (b) Liabilities disclosed or reserved against in the Most Recent Balance Sheet, (c) Liabilities that were incurred after the Balance Sheet Date in the Ordinary Course of Business and do not exceed $200,000 individually or $600,000 in the aggregate unless approved in writing in advance by Discovery, (d) performance obligations of the Company under the terms of Contracts (but excluding any breach or noncompliance with any Contract) and (e) Liabilities reflected in the calculation of the Final Net Debt Balance.

Section 3.8. Business Records. The financial Business Records of the Company and its Subsidiaries are complete and correct in all material respects and represent actual, bona fide transactions. All material financial Business Records of the Company and its Subsidiaries have been made available to Discovery. The minute books of the Company and its Subsidiaries, all of which have been made available to Discovery, contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, the respective stockholders, and the respective boards of directors, and committees of such boards of directors, of the Company and its Subsidiaries since the time Convex made an investment in the Company and with respect to any Subsidiary, since the time such Subsidiary was acquired by the Company, and no meeting of such respective stockholders or respective boards of directors, or committees of such boards of directors, has been held since the time the Company was acquired by Convex and with respect to any Subsidiary, since the time such Subsidiary was acquired by the Company for which minutes have not been prepared or are not contained in such minute books.

Section 3.9. Real Property; Title to Assets.

(a) Neither the Company nor any of its Subsidiaries owns any real property. Schedule 3.9(a)(i) sets forth a street address of all Land in which the Company or any of its Subsidiaries has a leasehold interest (the “Leased Real Property”) and an accurate description (with, to the extent applicable, location, name of lessor or lessee, and description of space, for all leases pursuant to which the Company or any of its Subsidiaries leases Land (each, a “Real Property Lease”). The Company or any of its Subsidiaries, as applicable, has valid leasehold interests in the Leased Real Property, in each case free and clear of all Encumbrances, except for Permitted Encumbrances and the Encumbrances set forth on Schedule 3.9(a)(ii).

(b) Prior to the date hereof, the Company has provided to Discovery true and correct copies of all Real Property Leases together with true and correct copies of any written amendments or modifications or other agreements with respect to, or relating to, the Real Property Leases, and written disclosure of any material oral agreements with respect to, or relating to, the Real Property Leases.

(c) The Real Property Leases are all presently in full force and effect and are, in each case, the entire agreement between the Company and/or its Subsidiaries, as applicable, and the other parties thereunder, with respect to the Leased Real Property. Each of the Company and its Subsidiaries, as applicable, has fully and completely performed in all material respects all of its duties and obligations under the Real Property Leases arising on or before the date hereof. To the Knowledge of the Company, there are no material defaults by any of the other parties under any of the Real Property Leases, or any existing conditions that could become defaults with the passage of time.

(d) No Release by the Company or its Subsidiaries, or to the Knowledge of the Company, by any other Person, of Hazardous Materials has occurred at, on, above, under or from any properties currently or, to the Knowledge of the Company, formerly owned, leased, operated or used by the Company, its Subsidiaries or any of their predecessors in interest that has resulted or would reasonably be expected to result in any material cost, liability or obligation to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any other Person has caused or taken any action that would reasonably be expected to result in any material liability or obligation relating to (x) the environmental conditions at, on, above, under, or about any properties or assets currently or formerly owned, leased, operated or used by the Company, its Subsidiaries or any of their predecessors in interest, or (y) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of Hazardous Materials. The Company has provided to Discovery any and all environmental site assessments, audits, investigations and studies in the possession, custody or control of the Company Stockholders or the Company, relating to properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries.

(e) Except as set forth on Schedule 3.9(e)(i), the Company or any of its Subsidiaries (a) owns, leases or licenses from third parties, all material personal property (tangible or intangible) required to conduct the Business in the manner currently conducted and (b) has good and valid title to all such material personal property owned by them, free and clear of all Encumbrances, other than Permitted Encumbrances and the Encumbrances set forth on Schedule 3.9(e)(ii). All material tangible personal property is in sufficient repair and operating condition for the conduct of the Business, ordinary wear and tear excepted and is suitable for its intended use. Back-up copies of each item of Content (x) have been created and stored in accordance with standards customarily applied by producers and distributors in the industry in which the Company operates in the United States and (y) taking into account the date of creation and the effects of the passage of time, are in technically satisfactory condition to the extent such Content is material to the operation of the Company’s business.

(f) Set forth on Schedule 3.9(f)(i) is a complete and correct list of all material tangible Assets. Except as set forth on Schedule 3.9(f)(ii), the Company and its Subsidiaries have sufficient and legally enforceable rights to use all of the material Assets, and no such rights will be adversely affected by the Merger. As of the date hereof, the Assets constitute all of the assets required for the conduct of the Business as currently conducted and, at the Closing, after giving effect to the Disposition, the Assets will constitute all of the assets required for the conduct of the Business as currently conducted, other than the Mobil Travel Guide Business. All of the Assets material to the operation of the Company’s business are located at the locations set forth on Schedule 3.9(f)(iii).

Section 3.10. Intellectual Property.

(a) Set forth on Schedule 3.10(a)(i) is a complete and correct list of all Intellectual Property owned by the Company or any of its Subsidiaries and that is (A) registered with, or recorded by, any Governmental Body or domain name registrar, or subject to an application for such registration or recordation, or (B) otherwise material to the Business (including any material software and databases) (the “Owned Intellectual Property”). Set forth on Schedule 3.10(a)(ii) is a complete and correct list of all material Content on the existing Company Websites.

(b) Except as set forth in Schedule 3.10(b)(i), the Company or any of its Subsidiaries is the sole and exclusive legal and beneficial owner, free and clear of any and all Encumbrances other than Permitted Encumbrances and the Encumbrances set forth on Schedule 3.10(b)(ii), of the entire right, title and interest in and to each of the items set forth or required to be set forth in Schedule 3.10(a), and owns all right, title and interest in and to, or has valid and legal rights to use, all of the other material Intellectual Property used or held for use in the Business, free and clear of any and all Encumbrances other than Permitted Encumbrances and the Encumbrances set forth on Schedule 3.10(b)(ii), and other than pursuant to a valid and enforceable Intellectual

Property License. Without limiting the generality of the foregoing, (i) except as set forth in Schedule 3.10(b)(i), the Company or one of its Subsidiaries has the right to (A) exploit, stream and/or download the Content as currently exploited, streamed and/or downloaded in the Business and (B) create derivative works from such Content in a manner consistent with current practice and modify, digitize, segment, bundle such Content with other Content in the manner consistent with current practice, in each case without violating or infringing upon any rights of any Person, (ii) the Company or one of its Subsidiaries has the valid and legal rights to use all third party trademarks and service marks (whether registered or unregistered) that are used on any of the websites owned or operated by the Company or any of its Subsidiaries pursuant to a valid and enforceable Intellectual Property License with such third party or pursuant to applicable laws of the United States, (iii) no Governmental Body or other Person has any rights or interest whatsoever in and to Owned Intellectual Property other than pursuant to a valid and enforceable Intellectual Property License, and (iv) each Person who is or was an employee, consultant or contractor of the Company and who is or was involved in the creation or development of any portion of Owned Intellectual Property for or on behalf of the Company or any of its Subsidiaries has executed a valid and enforceable agreement pursuant to which such Person’s services or work in connection with such Owned Intellectual Property are deemed to constitute a work-made-for hire within the meaning of Legal Requirements pertaining to copyrightable works and pursuant to which such Person assigned all rights, title and interest in and to such Intellectual Property to the Company or any of its Subsidiaries in perpetuity in all media and formats whatsoever, whether now known or hereafter invented.

(c) The conduct of the Business and the use of the Assets and Owned Intellectual Property have not infringed, misappropriated, or otherwise conflicted with, and do not infringe, misappropriate or otherwise conflict with, any rights of any Person including, without limitation, any Intellectual Property rights or privacy rights, and has not and does not defame any Person, except where such conduct or use would not reasonably be expected to result in material Losses to the Company or any of its Subsidiaries. Except as set forth in Schedule 3.10(c), to the Knowledge of the Company, none of the Owned Intellectual Property is being or has been infringed by any Person or is or has been used or made available for use by any Person without a license or permission from the Company or any of its Subsidiaries.

(d) Except as set forth on Schedule 3.10(d)(i), no claim or demand of any Person has been received by the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened, nor is there any Proceeding that is pending or, to the Knowledge of the Company, threatened, that (i) challenges the rights of the Company or any of its Subsidiaries in respect of any Owned Intellectual Property, or (ii) asserts that the Company or any of its Subsidiaries is infringing or otherwise in conflict with, or is required to pay any royalty, license fee, charge or other amount in excess of $10,000, individually, or $25,000 in the aggregate for all such royalties, license fees, charges and other amounts, with regard to any Intellectual Property. None of the Owned Intellectual Property is subject to any outstanding Order by or with any arbitrator or Governmental Body, or except as set forth on Schedule 3.10(d)(ii), has been the subject of any Proceeding within the last five years, whether or not resolved in favor of the Company or any of its Subsidiaries.

(e) Except as set forth on Schedule 3.10(e), the Company and its Subsidiaries have taken all actions reasonably necessary to ensure sufficient protection of the Owned Intellectual Property under any Legal Requirement applicable to the Company and its Subsidiaries (including making and maintaining in full force and effect all necessary filings, registrations and issuances), except where such conduct or use would not reasonably be expected to result in material Losses to the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain the secrecy of all confidential Owned Intellectual Property except where the failure to take any such action would not reasonably be expected to result in material Losses to the Company or any of its Subsidiaries. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is using any Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Owned Intellectual Property where such cancellation or unenforceability would reasonably be expected to result in material Losses to the Company or any of its Subsidiaries.

(f) The Company Websites are fit in all material respects for their respective intended purposes and perform in all material respects as intended. None of the existing Company Websites contains any viruses, worms, bugs, defects, or errors that materially impair the ability of such website to perform its intended purpose. Except as set forth on Schedule 3.10(f), to the Knowledge of the Company, neither the Company nor any of its Subsidiaries uses in the Business any Open Source Materials that (i) create, or purport to create, material obligations for the Company or any of its Subsidiaries or (ii) grant, or purport to grant, to any third party, any rights or immunities in any of the Company’s or any of its Subsidiaries’ material Software when distributed by the Company or such Subsidiary to a third party (including but not limited to the Company or any of its Subsidiaries using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be disclosed or distributed in source code form, be licensed for the purpose of making derivative works or be redistributable at no charge).

(g) Schedule 3.10(g) sets forth for each of the months of January, 2006 through September, 2007 (i) the number of page views for www.howstuffworks.com for each such months, and (ii) the number of unique visitors for www.howstuffworks.com for each such months (the “Traffic Analysis”), in each case as verified through Omniture, Inc. To the Knowledge of the Company, no attacks or unauthorized access to the Company’s systems by hackers have inflated the number of page views or unique visitor sessions on www.howstuffworks.com. Neither the Company nor any of its Subsidiaries has taken, and to the Knowledge of the Company, no third party has taken, any steps to artificially inflate the Traffic Analysis.

(h) Except as set forth on Schedule 3.10(h), all services, Content and data provided through or on the Company Websites comply, and have complied in the past, in all material respects with all applicable contractual requirements and Legal Requirements, including without limitation privacy and data Legal Requirements, and all data and non-public personal information obtained by the Company or any of its Subsidiaries through any website or other manner has been used by the Company and its Subsidiaries in compliance with all applicable contractual requirements, including without limitation the Company’s and its Subsidiaries’ privacy policies and Legal Requirements, including without limitation privacy Legal Requirements, in all material respects.

Section 3.11. Taxes. Except as set forth on Schedule 3.11:

(a) All material Tax Returns required to have been filed by the Company and its Subsidiaries have been filed on a timely basis (taking into account valid extensions of the time for filing), all such Tax Returns are true, correct and complete in all material respects and all amounts shown as due and payable on such Tax Returns have been paid.

(b) The Company and its Subsidiaries have paid all material Taxes due and payable by each of them.

(c) Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return.

(d) Neither the Company nor any of its Subsidiaries has executed or filed any power of attorney with respect to Taxes which is currently in force.

(e) Neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), in either case that would be binding upon the Company or any Subsidiary thereof after the Closing Date.

(f) No asset of the Company or any of its Subsidiaries is subject to an Encumbrance for any Tax, except Taxes the payment of which is not delinquent.

(g) The Company and its Subsidiaries have, in all material respects, withheld and have timely paid to the appropriate Taxing Authorities all Taxes required to have been withheld by each of them.

(h) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity or similar agreement.

(i) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person as a result of the application of Treasury Regulations §1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor, by contract or otherwise.

(j) Neither the Company nor any of its Subsidiaries is subject to (i) any currently effective agreement or other document extending the period for the assessment or collection of any Tax or (ii) any ongoing examination, audit, other administrative proceeding, or litigation with respect to the determination of any Tax liability.

(k) No Taxing Authority has asserted or, to the Knowledge of the Company, threatened to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries which is currently unresolved.

(l) The Company is not, and has not been, at any time during the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) The Company and its Subsidiaries have delivered to Discovery correct and complete copies of all federal, state and local Income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries with respect to any year that is not closed by the relevant statute of limitations (including any extensions or waivers thereof).

(n) Neither the Company nor any of its Subsidiaries is or has ever been a member of any consolidated, combined, unitary or similar group of corporations that filed or was required to file a consolidated, combined, unitary or similar group Tax Return.

(o) Neither the Company nor any of its Subsidiaries is required to include any item of income, or exclude any item of deduction from taxable income, for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) an installment sale or open transaction disposition made on or before the Closing Date; (ii) any change in method of accounting for a taxable period ending on or before the Closing Date; or (iii) any intercompany transaction (including, without limitation, any intercompany transaction subject to Section 367 or 482 of the Code) entered into on or before the Closing Date.

(p) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) (or any predecessor provision or any similar provision of state or local law).

(q) Neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed or intended to be governed in whole or in part by Section 355 of the Code.

(r) No election has been filed to classify HSW Brasil—Tecnologia e Informação Ltda., HSW (HK) Inc. Limited or Bo Wen Net Technology (Beijing) Company Limited as other than associations taxable as corporations for United States federal income tax purposes effective as of any date prior to consummation of the Intac Merger.

Section 3.12. Labor and Employment Matters.

(a) There is no labor strike, slowdown, stoppage or lockout pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company or any of its Subsidiaries. No employees of the Company or any of its Subsidiaries are represented by a labor organization or group that was either certified by any labor relations board, including the NLRB, or any other Governmental Body or voluntarily recognized by the Company or any of its Subsidiaries as the exclusive bargaining representative of a unit of employees, and no employee is represented by any other labor union or organization. Neither the Company nor any of its Subsidiaries is a party to or has any obligation under any union Contract, or any obligation (other than under any applicable Legal Requirement) to recognize or deal with any labor union or organization, and there are no such Contracts pertaining to or which determine the terms or conditions of employment of any employee.

(b) The Company and each of its Subsidiaries have complied in all material respects with all Legal Requirements pertaining to the employment or termination of employment of their respective employees and agents, including all such laws relating to wages, hours, commissions, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, prohibited discrimination, immigration control, employee classification, payment and withholding of taxes, continuation coverage with respect to group health plans or under employment contracts.

(c) Schedule 3.12(c) sets forth a true and complete list of the name, title, annual salary and bonus opportunity of each officer, director and employee of the Company and its Subsidiaries as of the date hereof.

(d) To the Knowledge of the Company, no individuals that have provided services on or in connection with the Assets (e.g., directors, writers, talent) are signatories to any collective bargaining agreements (e.g., AFTRA, SAG, WGA) and the Company and its Subsidiaries will have no guild residual obligations as a result of its exploitation of the Assets.

Section 3.13. Employee Benefits.

(a) Set forth on Schedule 3.13(a) is a complete and correct list of all “employee benefit plans,” as defined in Section 3 of ERISA, and all other deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, retention, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, pension, health, life-insurance, non-work related disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (written or unwritten) that is maintained or contributed to by the Company or any of its Subsidiaries or any other corporation or trade or business controlled by, controlling or under common control with the Company or any of its Subsidiaries, within the meaning of Section 414(b) or 414(c) of the Code or Section 4001(a)(14) or 4001(b) of ERISA (“ERISA Affiliate”) or under which the Company or any of its Subsidiaries may have any liability (collectively, the “Employee Plans”). Schedule 3.13(a) identifies any plan intended to meet the requirements of Section 401(a) of the Code. Neither the Company, its Subsidiaries nor any ERISA Affiliate of the Company or any of its Subsidiaries,

maintains or contributes to, has liability with respect to or has at any time in the past maintained or contributed to, an employee benefit plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. The Company has delivered to Discovery true and complete copies of all Employee Plans and, with respect to each Employee Plan, to the extent applicable, (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the two most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the two most recent Forms 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar reports filed with any comparable governmental authority in any non-U.S. jurisdiction having jurisdiction over any Employee Plan and all schedules thereto, (iv) the most recent IRS determination letter, (v) all current summary plan descriptions, (vi) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor (including a written description of any oral communication), (vii) all material current employee handbooks and manuals, (viii) material statements or other material communications regarding withdrawal or other multiemployer plan liabilities (or similar liabilities pertaining to any non-U.S. employee benefit plan sponsored by the Company or any of its Subsidiaries, if any) and (ix) all material amendments and modifications to any such Employee Plan or related document. Notwithstanding anything to the contrary herein, to the extent the Company makes any representation and warranty under this Section 3.13(a) relating to HSWI, such representation and warranty shall only be made as of October 2, 2007.

(b) All Employee Plans comply, in form and operation, in all material respects with their terms and the requirements of ERISA, the Code, and other applicable Legal Requirements, and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any “party in interest” or “disqualified person” with respect to the Employee Plans, has engaged in a “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA, or taken any actions, or failed to take any actions, which could result or has resulted in the past three years in any material liability to the Company or any of its Subsidiaries.

(c) No actions, suits, claims, litigation, audits, administrative proceedings or disputes are pending, or, to the Knowledge of the Company, threatened, with respect to any Employee Plan or any stock fund or trust in any Employee Plan (other than routine claims for benefits), and, to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits, claims, litigation, audits, administrative proceedings or disputes.

(d) No material oral or written representation or communication with respect to any aspect of the Employee Plans (including, without limitation, any intention or commitment to amend or modify any Employee Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement) has been or will be made by authorized officers or managers of the Company or any of its Subsidiaries to employees, consultants or independent contractors of the Company or any of its Subsidiaries prior to the Effective Time that is not in accordance with the written or otherwise preexisting terms and provisions of such Employee Plans in effect immediately prior to the Effective Time, except for any amendments or terminations required by the terms of this Agreement or otherwise required by law or a governmental agency.

(e) As of the Balance Sheet Date, the Company and its Subsidiaries did not have any material current or future liability with respect to any services performed or any events or matters occurring, arising or accruing on or prior to such date under any Employee Plan that was not reflected on the Most Recent Balance Sheet.

(f) No Employee Plan provides post-employment life or health insurance or other welfare benefits to present or former employees, except to the extent required under Part 6 of Title I of ERISA and Section 4980B of the Code.

(g) Except as set forth on Schedule 3.13(g), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with another event will (w) entitle any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries to severance pay or any other payment, except as expressly provided in Section 2.9 hereof, (x) result in any payment becoming due, accelerate the time of payment or vesting or increase the amount of compensation due to any such employee, consultant, officer or director, except as expressly provided in Section 2.9 hereof, (y) result in any forgiveness of indebtedness, trigger any funding obligation under any Employee Plan or impose any restrictions or limitations on the Company’s or its Subsidiaries’ rights to administer, amend or terminate any Employee Plan, or (z) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G(1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No person is entitled to receive any additional payment (including any tax gross up or other payment) from the Company or any of its Subsidiaries or any other person as a result of the imposition of the excise tax required by Section 4999(a) of the Code.

(h) The IRS has issued a favorable determination letter with respect to each Employee Plan that is intended to be qualified under Section 401(a) of the Code and any related trust that is intended to be qualified under Section 501(a) of the Code and the Company or any of its Subsidiaries is not aware of any facts that would adversely affect the qualified status of such Employee Plan that is intended to so qualify.

(i) Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code, and the Treasury regulations and IRS guidance thereunder.

(j) Except as set forth on Schedule 3.13(j), any person providing services to the Company or any of its Subsidiaries who has not been classified as an employee is not eligible to participate in any Employee Plan and is not entitled to receive any benefits or other compensation under or pursuant to any such Employee Plan in respect of such non employee service.

(k) The Company and its Subsidiaries have reserved all rights necessary to amend or terminate each of the Employee Plans without the consent of any other Person.

(l) Since December 31, 2006, except as set forth on Schedule 3.13(l), other than in the Ordinary Course of Business, the Company has not (i) established, amended, paid, agreed to grant or increased any special bonus, sale bonus, stay bonus, retention bonus, deal bonus or change in control bonus or any similar benefit under any plan, agreement, award or arrangement, or (ii) established, adopted, entered into, amended (except as required to satisfy applicable Legal Requirements) or terminated any Employee Plan.

Section 3.14. Compliance with Legal Requirements; Governmental Authorizations. Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all applicable Legal Requirements (including Consents required thereto) and Governmental Authorizations, including Environmental Laws and the ADA. Except as set forth on Schedule 3.14, neither the Company nor any of its Subsidiaries has received any notification, written or oral, from a Governmental Body that alleges that the Company or any of its Subsidiaries is not in compliance with all applicable Legal Requirements and Governmental Authorizations, and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is or has been under investigation with respect to any such non-compliance.

Section 3.15. Legal Proceedings; Orders. Except as set forth on Schedule 3.15, there is no Proceeding or Order pending or in effect, nor, to the Knowledge of the Company, has any such Proceeding or Order been threatened against the Company or any of its Subsidiaries since January 1, 2006. There is no Proceeding or Order pending or in effect, nor, to the Knowledge of the Company, has any such Proceeding or Order been threatened against the Company or any of its Subsidiaries since January 1, 2006, that challenges or would challenge the transactions contemplated hereby or the Intac Merger.

Section 3.16. Absence of Certain Changes and Events. Except as set forth on Schedule 3.16, since December 31, 2006, there has not been any Pre-Closing Material Adverse Effect, and the Company and its Subsidiaries have conducted the Business only in the Ordinary Course of Business and, prior to the date hereof, have not taken any actions that would, if they were to be taken during the period from the date hereof to the Effective Time, constitute a breach of subsections (a)-(h) or (p)-(s) of Section 5.1.

Section 3.17. Material Contracts.

(a) Except as set forth on Schedule 3.17(a), as of the date hereof neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset);

(ii) any joint venture, partnership, limited liability company or other similar Contract (including any Contract providing for joint research, development or marketing);

(iii) any Contract or series of related Contracts, including any option Contract, relating to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv) any Contract that (A) limits the freedom of the Company to compete in any line of business or with any Person or in any area or which, by its terms, would so limit the freedom of the Company or any of its Subsidiaries or the Surviving Corporation after the Closing or (B) contains obligations or restrictions, binding on the Company or any of its Subsidiaries or that, by its terms, would be binding on Discovery or the Surviving Corporation after the Closing, that limit or restrict such party’s ability to (i) provide services in a particular geographic area, (ii) create or license Content, or (iii) otherwise grant an exclusive license in Owned Intellectual Property;

(v) any Contract or series of related Contracts (A) for the purchase of Content by, or the licensing of Content to, the Company or any of its Subsidiaries that requires payments by the Company or any of its Subsidiaries of $10,000 or more per year; or (B) for the distribution or the licensing of Content by the Company or any of its Subsidiaries other than Contracts in respect of an immaterial amount of Content;

(vi) any Contract or series of related Contracts relating to a sponsorship or advertising arrangement that requires payment by or to the Company or any of its Subsidiaries of more than $75,000 per year per Contract or $350,000 in the aggregate for all such Contracts;

(vii) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by the Company together with its Subsidiaries over the remaining term of such Contract or related Contracts of $75,000 or more or under which the Company or any of its Subsidiaries made payments of $350,000 or more during the twelve-month period ending on the Balance Sheet Date;

(viii) (A) any reseller, distribution, agency or similar Contract authorizing a Person other than the Company or any of its Subsidiaries to sell any Content, products, services or other Assets of the Company or any of its Subsidiaries or (B) any other sales, distribution, agency or similar Contract providing for the sale by the Company or any of its Subsidiaries of any of its or any third party’s materials, supplies, goods, services, equipment or other assets;

(ix) any Intellectual Property License or series of related Intellectual Property Licenses (other than shrink wrap licenses or similar standard licenses for commercially available software (excluding software specially developed or customized for the Company or any of its Subsidiaries)) under which the Company or any of its Subsidiaries licenses any material Intellectual Property;

(x) any Contract relating to any interest rate, derivatives or hedging transaction;

(xi) any Contract (including any “take-or-pay” or keepwell Contract) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the Ordinary Course of Business), provided that, for the avoidance of doubt, indemnification agreements or provisions entered into in the Ordinary Course of Business with respect to the license of Intellectual Property shall not, in any case, be deemed to be guarantee obligations;

(xii) any Contract with any current individual officer, director, employee or consultant of the Company or any of its Subsidiaries or former individual officer, director, employee or consultant thereof under which there exists any present or future liability on the part of the Company or any of its Subsidiaries;

(xiii) any Contract with HSWI, Intac or their respective Subsidiaries to which the Company or any of its Affiliates is a party; or

(xiv) any other Contract that (A) is not made in the Ordinary Course of Business or (B) involves a payment of more than $75,000 or, together with all other Contracts required to be disclosed pursuant to this clause (xiii), more than $350,000 in the aggregate.

(b) Each Contract disclosed on Schedule 3.17(a) or required to be disclosed therein (each a “Material Contract”) is a valid and binding agreement of the Company or, as applicable, its Subsidiaries and is in full force and effect (and will be in full force and effect on the Closing unless it has been terminated or has expired by its terms prior to the Closing), and neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Material Contract, and to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof. Complete copies of each such Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Discovery prior to the date hereof.

Section 3.18. Indebtedness.

(a) Except as set forth on Schedule 3.18, neither the Company nor any of its Subsidiaries has any outstanding Indebtedness and neither the Company nor any of its Subsidiaries is a guarantor or otherwise contingently liable for any Indebtedness.

(b) Except as set forth on Schedule 3.18(b) there is no intercompany indebtedness among HSW or any of its Subsidiaries.

Section 3.19. Insurance. Set forth on Schedule 3.19 is a list of all insurance policies (including fidelity bonds and other similar instruments) relating to the Assets or the Business or for which the Company or any of its Subsidiaries is an insured party (including policies providing property, fire, theft, casualty, liability and workers’ compensation coverage, but excluding policies relating to Employee Plans) (the “Insurance Policies”), which are in full force and effect in all material respects. Such policies (or other policies providing substantially similar insurance coverage) have been in effect continuously since January 1, 2005. The Company and its Subsidiaries maintain all insurance required by applicable Legal Requirements. All premiums due in respect of the Insurance Policies have been paid by the Company or its Subsidiaries and the Company and, as applicable, its Subsidiaries is otherwise in compliance in all material respects with the terms of such policies. The tangible personal property of the Company and its Subsidiaries is insured at replacement cost against loss or damage by fire or other risks as set forth in the policies, subject to the applicable limits of such policies, and the Company maintains liability insurance. To the Knowledge of the Company, there has not been any threatened termination of, pending premium increase (other than with respect to customary annual premium increases) with respect to, or alteration of coverage under, any Insurance Policy. There are no pending claims against such Insurance Policies as to which the applicable insurer has denied liability and there exist no material claims that have not been timely submitted by the Company or its Subsidiaries to the applicable insurer.

Section 3.20. Transactions with Related Persons.

(a) Schedule 3.20(a) lists all agreements, arrangements and other commitments or transactions (other than employment arrangements) to or by which the Company or any of its Subsidiaries, on the one hand, and any Related Person of the Company or any Company Stockholder (other than the Company), on the other hand, are or have been a party or otherwise bound or affected and that (i) were entered into since January 1, 2006, (ii) are currently pending or in effect or (iii) involve continuing liabilities or obligations (each, a “Related Person Transaction”).

(b) Except as set forth on Schedule 3.20(b), no Related Person of the Company (i) owns, directly or indirectly, any interest in (x) any asset or other property used in or held for use in the Business or (y) to the Knowledge of the Company, any Person that is a supplier, customer or competitor of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, serves as an officer, director or employee of any Person that is a supplier, customer or competitor of the Company or any of its Subsidiaries or (iii) is a debtor or creditor of the Company or any of its Subsidiaries.

(c) Schedule 3.20(c) lists (a) all customers and vendors of the Company or its Subsidiaries (other than HSWI) who have entered into any Contracts (other than employment arrangements) with the Company or any of its Subsidiaries (other than HSWI) since January 1, 2006 and who own directly (or, to the Company’s Knowledge, indirectly) any Company Stock, Company Options or Company Warrants or capital stock, options or warrants of any of its Subsidiaries (other than HSWI) and (b) the number of shares of capital stock, options or warrants convertible into capital stock of the Company or any of its Subsidiaries (other than HSWI) held by such customer or vendor.

Section 3.21. Brokers or Finders. Except as set forth on Schedule 3.21, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or its Subsidiaries that might be entitled to any fee or commission in connection with the transactions contemplated hereby for which Discovery, the Company or any of its Subsidiaries may be liable.

Section 3.22. Customers. Schedule 3.22 sets forth (i) the names and addresses of the top 10 customers (including Related Persons of the Company, its Subsidiaries or the Company Stockholders) that ordered products or services from the Company or any of its Subsidiaries during the twelve-month period ended December 31, 2006 or the six months ended June 30, 2007 and (ii) the amount of purchases by each such customer during such periods. Since the Balance Sheet Date, no customer, or other Person listed on Schedule 3.22, has given written termination notice or otherwise terminated in writing a license (including an Intellectual Property License) or other existing Contract with the Company or its Subsidiaries.

Section 3.23. Receivables. All accounts, notes receivable and other receivables (other than receivables collected since the Balance Sheet Date) reflected on the Most Recent Balance Sheet are, and all accounts, notes receivable and other receivables reflected on the Estimated Closing Balance Sheet will be, valid, genuine and fully collectible in the aggregate amount thereof, less any reserves for doubtful accounts recorded on the Closing Balance Sheet, within one year of the Closing Date, and are not subject to any setoffs or counterclaims not reflected on the Most Recent Balance Sheet or Estimated Closing Balance Sheet, as the case may be. All material accounts, notes receivable and other receivables arising out of or relating to the Business as of the Balance Sheet Date have been included in the Most Recent Balance Sheet.

Section 3.24. Online Revenue. Schedule 3.24 sets forth a true and correct computation of online revenue of the Business for the period from January 1, 2007 to August 31, 2007.

Section 3.25. Takeover Statutes. No state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

Section 3.26. Voting Agreement. The Voting Agreements are in full force and effect and, taking all Voting Agreements together, have been executed by: (i) Persons entitled to cast at least 76% of the votes entitled to be cast by all holders of shares of Company Stock and (ii) Persons (other than Convex, Jeffrey T. Arnold or any of his Affiliates) entitled to cast at least 54% of the votes entitled to be cast by all holders of shares of Company Stock (other than Convex, Jeffrey T. Arnold or any of his Affiliates).

Section 3.27. Distributions. Each dividend or distribution paid or made by the Company to its stockholders since January 1, 2004, was made in compliance with all Legal Requirements applicable to such distribution or dividend, including the DGCL and all applicable securities laws.

Section 3.28. Accredited Investors. Schedule 3.28 sets forth a list of (i) certain Company Stockholders and holders of Company Warrants who are “accredited investors” as defined in Rule 501(a) of Regulation D under the Securities Act and such Company Stockholders or holders of Company Warrants, as the case may be, have provided sufficient evidence to substantiate such status, (ii) certain Company Stockholders and holders of Company Warrants who are not “accredited investors”, (iii) the number of each class of shares of Company Stock held by each such stockholder, and (iv) the number of Company Warrants held by each such holder of Company Warrants.

Section 3.29. Bank Accounts. Schedule 3.29(a) sets forth a complete and correct list containing the names of each bank in which the Company or any of its Subsidiaries has an account or safe deposit or lock box, the account or box number, as the case may be, and the name of each person authorized to draw thereon or having access thereto. Schedule 3.29(b) sets forth a complete and correct list containing the names of each person to whom a corporate credit card of the Company or any of its Subsidiaries has been issued and the corresponding credit card number.

Section 3.30. Intac Merger. The Intac Merger has become effective in accordance with the terms of the Intac Merger Agreement and the DGCL and all other applicable Legal Requirements. Copies of the Intac Merger Agreement and its exhibits, schedules and ancillary agreements have been provided to Discovery and are binding on the parties thereto, without further amendment. Schedule 3.30 sets forth a list of all of the ancillary agreements to the Intac Merger Agreement.

Section 3.31. Intac.

(a) As of the date hereof, to the Company’s Knowledge, whether as a result of due diligence or otherwise, each of Intac’s representations and warranties contained in the Intac Merger Agreement is true and correct in all material respects. As of the date hereof, except as set forth on Schedule 3.31(a), to the Knowledge of the Company, Intac has complied in all material respects with all of its covenants contained in the Intac Merger Agreement.

(b) As of the date hereof, to the Company’s Knowledge, whether as a result of due diligence or otherwise, Intac is in material compliance with all Legal Requirements, including the Sarbanes-Oxley Act of 2002.

(c) As of the date hereof, to the Company’s Knowledge, there is (i) no Proceeding or Order pending, in effect or threatened against Intac or HSWI; (ii) no Proceeding or Order pending, in effect or threatened against the Company or its Subsidiaries or Discovery in connection with the Intac Merger or any securities laws violations by Intac or HSWI prior to the Closing; and (iii) no criminal Proceeding or Order pending, in effect or threatened with respect to any current officer of director of Intac or HSWI who is subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934.

(d) The Company has provided to Discovery true and complete copies of all of the diligence reports with respect to Intac referenced on Schedule 3.31(d). As of the date hereof, except as set forth on Schedule 3.31(d), to the Knowledge of the Company, such diligence reports, taken as a whole together with the Intac Merger Agreement, the disclosure schedules thereto and the Form S-4 filed in connection with the Intac Merger, do not omit to describe or misrepresent any material fact or circumstance relating to Intac.

Section 3.32. HSWI.

(a) As of the date hereof, the Company is the record and beneficial owner of 22,940,727 HSWI Shares.

(b) The 22,940,727 HSWI Shares issued and outstanding as of the date hereof represent not more than 49.54% of the outstanding capital stock of HSWI.

(c) Intac is a wholly owned subsidiary of HSWI.

(d) Except as set forth on Schedule 3.32(d), there are no restrictions on the transfer of the HSWI Shares.

(e) Except as set forth on Schedule 3.32(e), the Company has no option to purchase capital stock or securities of HSWI.

(f) Except as set forth on Schedule 3.32(f), the Company has no obligation to fund or provide any loans or equity contributions to HSWI.

Section 3.33. Mobil Travel Guide Business. Schedule 3.33 sets forth all of the assets, liabilities, Contracts and employees of the Mobil Travel Guide Business as of the date hereof.

Section 3.34. Disclosure. To the Knowledge of the Company, this Agreement and each agreement, certificate or other instrument furnished by or on behalf of the Company or any Company Stockholder to Discovery or any agent or representative of Discovery pursuant hereto or in connection herewith, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

DISCOVERY AND MERGER SUB2

Discovery and Merger Sub2, jointly and severally, represent and warrant to the Company as of the date hereof and as of the Closing Date, as follows:

Section 4.1. Organization and Good Standing. Each of Discovery and Merger Sub2 is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Discovery and Merger Sub2 has all requisite limited liability power or corporate power, as the case may be, and authority to conduct its business as it is now being conducted and to own, lease and operate its properties.

Section 4.2. Enforceability; Authority; No Conflict.

(a) Each of Discovery and Merger Sub2 has all requisite limited liability power or corporate power, as the case may be, and authority to execute and deliver this Agreement and each other document or instrument or certificate contemplated by this Agreement to be executed by Discovery or Merger Sub2 in connection with the consummation of the transactions contemplated by this Agreement, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Transaction Agreements to which they are parties and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability power or corporate action, as the case may be, on the part of Discovery and Merger Sub2, and no other corporate action on the part of Discovery or Merger Sub2 is required. This Agreement has been and each of the Transaction Agreements to which Discovery and Merger Sub2 is a party, as applicable, will be at or prior to Closing duly and validly executed and delivered by each of Discovery and Merger Sub2 and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each of the other Transaction Agreements when so executed and delivered by Discovery and Merger Sub2, as the case may be, will constitute a legal, valid and binding obligation of Discovery and Merger Sub2, enforceable against Discovery and Merger Sub2 in accordance with their respective terms.

(b) Neither the execution and delivery of this Agreement by Discovery or Merger Sub2 nor the consummation or performance of the transactions contemplated hereby by Discovery or Merger Sub2 will give any Person the right to prevent, delay or otherwise interfere with the Merger pursuant to (i) any provision of Discovery’s or Merger Sub2’s Governing Documents, (ii) any Legal Requirement or Order to which Discovery or Merger Sub2 may be subject or (iii) any material contract to which Discovery or Merger Sub2 is a party or by which Discovery or Merger Sub2 may be bound.

(c) No Consent of any Governmental Body is required to be obtained or made by or with respect to Discovery or Merger Sub2 in connection with the execution, delivery and performance of this Agreement or any other Transaction Agreement to which either is a party, as applicable, or the consummation of the Merger or any of the other transactions contemplated hereby or thereby, except for the filings and authorizations required under the HSR Act and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

Section 4.3. Brokers or Finders. Neither Discovery nor any of its agents or representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated hereby for which the Company may be liable.

ARTICLE V

COVENANTS

Section 5.1. Conduct of Business. During the period from the date hereof to the earlier of (i) the Effective Time and (ii) any termination of this Agreement pursuant to Article VIII hereof, except as otherwise specifically contemplated by this Agreement, including Schedule 5.1, or as Discovery otherwise specifically consents to in writing, the Company shall, and shall cause its Subsidiaries to (x) conduct the Business in the Ordinary Course of Business and in accordance in all material respects with applicable Legal Requirements and (y) use all commercially reasonable efforts to preserve intact the Business, the Assets, and the relationships and goodwill with advertisers, customers, licensees, suppliers, contracting parties, Governmental Bodies, creditors, employees, and others having business relations with the Company in a manner consistent with past practices. Without limiting the foregoing, during the period from the date hereof to the Effective Time, except as specifically contemplated by this Agreement, including Schedule 5.1, or as Discovery shall otherwise request or consent in writing, the Company shall not, and shall cause its Subsidiaries not to:

(a) alter, change or amend its Governing Documents;

(b) (i) issue, sell or grant any Company Stock or any options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any Company Stock or any other securities of the Company or make any changes (by combination, reorganization or otherwise) in its capital structure except the issuance of the Common Stock upon exercise of any options or warrants or upon conversion of shares of Series A Preferred Stock and shares of Series B Preferred Stock or (ii) sell or otherwise dispose of any HSWI Shares;

(c) except in connection with the Disposition, liquidate, dissolve or alter through merger, reorganization, restructuring or in any other fashion its corporate structure;

(d) declare, set aside or pay any dividends on, or make any other distributions in respect of any of the Company Stock;

(e) incur, create or assume any Encumbrance on any material Assets other than a Permitted Encumbrance;

(f) except in connection with the Disposition, sell, lease, license, transfer or dispose of any material Assets other than in the Ordinary Course of Business;

(g) fail to maintain or cause to be maintained the Assets consistent with past practice in good operating condition, ordinary wear and tear excepted;

(h) except in connection with the formation of MTG Co., create any Subsidiaries, acquire any capital stock or other equity securities of any third party or acquire any equity or ownership interest in any Person, make any other equity contribution to any Person (including, for the avoidance of doubt, HSWI), or acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof;

(i) except for (i) the exercise of HSWI’s option to license Company Content in Russia and India pursuant to the India and Russia Side Letter Agreement or the Amended India and Russia Side Letter Agreement, as the case may be, (ii) the HSWI-Related

Amendments and (iii) documentation in respect of the Disposition, enter into, assume, amend or terminate (other than the Terminated Contracts or those Contracts which terminate by their terms) any Material Contract or any agreement that would be a Material Contract, enter into any material transaction or make any material commitment, in each case other than in the Ordinary Course of Business, provided that any Material Contract, transaction or commitment providing for payments in excess of $100,000 individually or $250,000 in the aggregate shall constitute a Material Contract, material transaction or commitment that is other than in the Ordinary Course of Business for purposes of this clause (i);

(j) incur material expenses other than expenses in the Ordinary Course of Business and the Company Transaction Expenses;

(k) incur any Indebtedness other than intercompany Indebtedness among the Company and its wholly owned Subsidiaries as set forth on Schedule 5.1(k); or make any loans or advances to any Person other than any such loans and advances to wholly owned Subsidiaries as set forth on Schedule 5.1(k);

(l) forgive, cancel or compromise any debt or claim, or waive or release any right of material value;

(m) fail to pay or satisfy when due any material Liability (other than any such liability that is being contested in good faith);

(n) abandon, take any action that would cause the loss of or fail to prevent the loss of any rights in, any Company Intellectual Property, except in the Ordinary Course of Business;

(o) (i) increase in any manner the base compensation of any employee or current director, other than in the Ordinary Course of Business in an amount not to exceed $10,000 individually or $100,000 in the aggregate, and except as required by the terms of agreements or plans currently in effect and listed on Schedule 3.13, (ii) establish, amend, pay, agree to grant or increase any special bonus, sale bonus, stay bonus, retention bonus, deal bonus or change in control bonus or any similar benefit under any plan, agreement, award or arrangement other than as required pursuant to any existing plan, agreement, award or arrangement listed on Schedule 3.13, (iii) hire any employee other than in the Ordinary Course of Business, and in no event with annual compensation in excess of the amount of compensation for a Person in a similar position consistent with past practice, (iv) establish, adopt, enter into, amend (except as required to satisfy applicable Legal Requirements) or terminate any Employee Plan or (v) engage in any hiring practices that are not in the Ordinary Course of Business;

(p) settle or compromise any material Proceeding;

(q) make any change in any method of accounting, keeping of books of account or accounting practices or in any method of Tax accounting unless required by applicable Legal Requirements or in order to comply with any GAAP requirements or FASB interpretations;

(r) make or change any Tax election, file any Income Tax Return (except in accordance with Section 6.2), or settle any material Tax claim, audit or assessment;

(s) fail to maintain in full force and effect insurance policies (including workers’ compensation, liability, and hazard insurance) comparable in amount and scope to those currently maintained by the Company and its Subsidiaries, without lapse and consistent with past practice;

(t) take any action or omit to take any action (other than actions or omissions specifically required under this Agreement), in each case within the Company’s reasonable control, if, as a result of such action or omission, any representation or warranty of the Company hereunder would be untrue or inaccurate in any respect at the Effective Time; provided that any Losses resulting from a breach of this Section 5.1(t) shall be deemed Specified Excluded Liabilities; or

(u) agree to, authorize, enter into or announce an intention to agree to, authorize or enter into any agreement or commitment that is inconsistent with the foregoing.

Section 5.2. Further Actions; Certain Filings. From the date hereof until the Effective Time:

(a) Each party hereto shall use all reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable in order for such party to fulfill and perform its respective obligations in respect of the Transaction Agreements to which it is a party, to cause the conditions to their respective obligations set forth in Article VII to be fulfilled, and otherwise to consummate and make effective the transactions contemplated hereby and thereby.

(b) Each party hereto shall, as promptly as practicable, (i) make, or cause to be made, all filings and submissions required under any Legal Requirement applicable to such party or any of its Affiliates, and (ii) use all reasonable efforts to obtain, or cause to be obtained, all Consents from all Governmental Bodies and third parties necessary to be obtained or made by such party or any of its Affiliates, in each case in connection with the Transaction Agreements, or the consummation of the transactions contemplated hereby or thereby, provided, in each case, that (A) the Company shall not give any undertakings, make any commitments or enter into any agreement that would be binding upon Discovery or any of its Affiliates, including, after the Effective Time, the Company, without the prior written consent of Discovery, and (B) neither Discovery nor any of its Affiliates shall be required to take any action that involves any restriction on, or any divestiture of, an existing business of Discovery or any of its Affiliates, including, after the Effective Time, the Company. Without limiting the foregoing, the Company and Discovery shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the United States Federal Trade Commission and the United States Department of Justice and shall comply promptly with any such inquiry or request. Notwithstanding anything to the contrary herein, the Company shall use its best efforts to obtain the Requisite Consent of the Stockholders and the Consent of the Minority Stockholders and consents of the holders of Series B Preferred Stock to the conversion of the Series B Preferred Stock into Common Stock in accordance with the terms of such Preferred Stock, and, following the preparation and mailing of the Information Statement as required under Sections 2.11 and 5.12, the Company shall provide Discovery with (i) weekly updates as to the status of obtaining such consents, (ii) an update when all such consents have been obtained and (iii) such further updates as Discovery may request from time to time.

(c) Each party shall, and shall cause its Affiliates to, coordinate and reasonably cooperate with the other party and its Affiliates in exchanging such information and supplying such reasonable assistance as may be reasonably requested by the other party in connection with the filings and other actions contemplated by this Section 5.2.

(d) The parties agree to take all actions reasonably necessary to make the filings required of it or any of its Affiliates under applicable Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and in any event with respect to filings pursuant to the HSR Act, within six Business Days of the date hereof, and to supply as promptly as practicable, and in any event within six Business Days of the receipt of any request therefor, any additional information and documentary or other material that may be requested pursuant to any such Antitrust Law. The parties further agree not to withdraw their respective Notification and Report Form or to otherwise extend the time for review of the transaction without the other party’s prior written consent.

(e) If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any Proceeding is instituted or threatened by any Governmental Body or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law, the parties shall use their reasonable best efforts promptly to resolve such objections; provided that, neither Discovery nor its Affiliates will be obligated to hold separate or to divest any of the businesses or properties or assets of Discovery, Merger Sub2 or any of their Affiliates.

Section 5.3. Access to Information. From the date hereof until the Effective Time, the Company shall (a) give Discovery, its counsel, financial advisors, auditors, and other authorized representatives access at all reasonable times, and in a manner so as not to interfere with its normal business and operations, to the offices, properties, employees, Assets, and Business Records of the Company, (b) furnish to Discovery, its counsel, financial advisors, auditors, and other authorized representatives such financial and operating data and other information relating to the Company as such Persons may reasonably request and (c) instruct the employees, counsel, and financial advisors of the Company to cooperate with Discovery in its investigation of the Company. Any investigation pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company. No investigation by Discovery or other information received by Discovery shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Company in this Agreement or any indemnity under Article VI or Article IX. All information received pursuant to this Section 5.3 shall, prior to the Effective Time, be governed by the terms of the Confidentiality Agreements.

Section 5.4. Cooperation; Notification. The Company shall:

(a) confer on a periodic basis with one or more representatives of Discovery to discuss material operational matters and the general status of its ongoing operations and the status of the Disposition;

(b) promptly notify Discovery of any significant changes in its business, properties, Assets, condition (financial, Tax or other). or results of operations;

(c) promptly notify Discovery of any material inaccuracy in any of its representations or warranties, or nonperformance of any of its covenants in this Agreement or of any event, circumstance, state of facts, change or development having an effect that individually or in the aggregate (i) would reasonably be expected to prevent or materially delay the performance by the Company or the Principal Stockholders of their respective obligations under this Agreement or the Voting Agreement, as the case may be, or the consummation by the Company or the Principal Stockholders of the transactions contemplated hereby or thereby on a timely basis or (ii) would reasonably be expected to result in a Material Adverse Effect;

(d) promptly notify Discovery of (i) any Proceedings or Orders that, to the Company’s Knowledge, become pending or are threatened against the Company or any of its Subsidiaries after the date hereof, including any such Proceeding or Order that challenges or would challenge the transactions contemplated hereby or the Intac Merger, and (ii) any events, developments or occurrences that, to the Company’s Knowledge, would make any of the representations and warranties set forth in Section 3.31 untrue if such representations and warranties were given as of the Effective Time;

(e) immediately prior to the Effective Time, notify Discovery of (i) the number of HSWI Shares owned of record and beneficially by the Company immediately prior to the Effective Time and (ii) the percentage of the outstanding capital stock of HSWI represented by the HSWI Shares so owned by the Company immediately prior to the Effective Time;

(f) promptly provide Discovery with copies of all filings made by the Company with any Governmental Body and all correspondence in respect to third-party Consents, in each case in connection with the Transaction Agreements; provided that the Company shall provide Discovery with drafts of any filings with the SEC relating to its ownership in HSWI prior to making such filings and afford Discovery reasonable time to review and comment on such filings; and

(g) prior to the Effective Time, provide Discovery with a reasonably detailed description of tangible Assets of the Company and its Subsidiaries, including serial numbers and location of such tangible Assets.

Section 5.5. Employee Plans.

(a) Discovery shall, or shall cause the Company to, continue the Employee Plans, in accordance with their terms as in effect on the Closing Date, for the benefit of the Company Employees for the period from the Closing until December 31, 2007. Nothing in this Section 5.5(a) shall be deemed to constitute an amendment to any such Employee Plan, nor to preclude the Company from amending or terminating any such Employee Plan effective or on after December 31, 2007 (or at such earlier date as the Company shall deem necessary or appropriate, in its reasonable judgment, to cause the terms of the Employee Plan to comply with the provisions of applicable law, or otherwise to avoid adverse Tax consequences under any such Employee Plan for Company Employees or for the Company or Discovery).

(b) During the period from January 1, 2008 until December 31, 2008, Discovery shall either, as it shall determine in its sole discretion, (i) continue, or cause the Company to continue, the Employee Plans in accordance with the terms of such Employee Plans or (ii) provide, or cause the Company to provide, Company Employees with employee benefit plans that are substantially comparable in the aggregate to the level of benefits provided to such employees under the Employee Plans immediately prior to the Effective Time.

(c) In the event that Discovery determines to provide, or cause the Company to provide, Company Employees with benefit plans other than the Company’s current benefit plans, at the time that any such benefit plans (each, a “New Plan”) become effective, Company Employee shall be credited under any such plans (to the extent relevant) with his or her years of service with the Company and its Subsidiaries before the Closing, for purposes of participation and vesting, to the same extent as such Company Employee was entitled to credit for such service under any similar Employee Plan in which such Company Employee participated or was eligible to participate immediately prior to becoming eligible to participate in such New Plan; provided, that the foregoing shall not apply (1) with respect to benefit accrual under any defined benefit pension plan, (2) to the extent that its application would result in a duplication of benefits or (3) with respect to any newly-established plans for which similarly situated employees of Discovery or its Affiliates do not receive credit for prior service. In addition, and without limiting the generality of the foregoing, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions of such plan shall be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Employee Plan in which such employee participated (“Old Plan”) and any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan comparable participation in the corresponding New Plan begins shall be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Section 5.6. Termination of Certain Arrangements.

(a) The Company shall, and shall cause its Subsidiaries to, maintain in full force and effect all Insurance Policies (or other policies with substantially the same amounts and scopes of coverage) with respect to the assets and the operation of the Business and enforce in good faith the rights under such insurance policies until the Effective Time. From the date hereof through the Closing Date, the Company shall, and shall cause its Subsidiaries to, cooperate in the event of any transitioning of the Company and its Subsidiaries to new insurance programs or to Discovery’s existing insurance programs. Effective as of the Effective Time, all insurance coverage maintained by the Company or any of its Subsidiaries for which the Company or any of its Subsidiaries is liable in any way, including any and all bonds or other indemnity obligations, may be cancelled and terminated by the Company and its Subsidiaries if requested by Discovery.

(b) At or prior to the Closing, the Company shall terminate all Contracts set forth on Schedule D (the “Terminated Contracts”), with any Liabilities resulting therefrom constituting Excluded Liabilities as provided in the definition thereof.

Section 5.7. Company Incentive Compensation Plan. Prior to the Closing, the Company shall cause the Company Incentive Compensation Plan (and, if necessary or appropriate, shall use its commercially reasonable efforts to cause each stock option agreement related to any Company Option) to be amended to provide that each Company Option shall be converted at the Effective Time into a contractual right to receive the Option Cash-Out Amount in respect of such Company Option in accordance with the terms and conditions of Section 2.11(k) (and cease to be a right to purchase Common Stock or to be adjusted into a right in respect of any other security, whether issued by the Company, Discovery or any of their Affiliates). Prior to the Closing, the Company shall also take any and all other actions, including, but not limited to, communicating the provisions of Section 2.11(k) to the Optionholders, deemed necessary or appropriate, by the Company or Discovery, to give effect to the provisions of Section 2.11(k).

Section 5.8. Company Warrants; Preferred Stock.

(a) As promptly as practicable after the date hereof, and in any event at least 20 days prior to the Closing Date, the Company shall mail to each holder of a Company Warrant notice of the proposed Merger in accordance with the terms of such Company Warrants containing a brief description of the Merger and the date upon which the Merger is anticipated to take place.

(b) Prior to the Closing, the Company shall use commercially reasonable efforts to effectuate the exercise or cancellation of each of the Company Warrants and the conversion of each outstanding share of Preferred Stock into one share of Common Stock.

Section 5.9. Financial Information; Traffic Analysis.

(a) Between the date hereof and the Closing Date, the Company shall provide to Discovery, within 15 days following the end of each calendar month, financial information regarding the Company consisting of the unaudited balance sheet as of the applicable month-end and related unaudited statements of income for the one-month and year to date periods then ended.

(b) Between the date hereof and the Closing Date, the Company shall provide to Discovery, within 15 days following the end of each calendar month, (i) the number of page views for the Company Websites for such month, and (ii) the number of unique visitors for the Company Websites for such month, in each case as verified through Omniture, Inc.

Section 5.10. Mobil Travel Guide Business Disposition.

(a) Prior to the Effective Time, the Company shall (i) (A) contribute all of the Assets, Contracts and employees exclusively used or held for use in the Mobil Travel Guide Business and set forth on Schedule 5.10(a) to a newly-formed, wholly-owned Subsidiary of the Company (“MTG Co.”) and (B) have the right to contribute to MTG Co. an amount in cash not to exceed $2,000,000 (and, for the avoidance of doubt, any amount so contributed to MTG Co. shall not be reflected as a current asset of the Company or its Subsidiaries in the calculations of the Estimated Net Debt Balance and the Final Net Debt Balance but shall be taken into account in determining the Mobil Travel Guide Valuation Amount), (ii) cause MTG Co. to assume all Liabilities relating to the Mobil Travel Guide Business, (iii) cause MTG Co. to indemnify the Company and each Discovery Indemnified Party for any Losses relating to such Liabilities, and (iv) cause MTG Co. to fully release the Company and Discovery from any and all claims or cause MTG Co. to give the Company and Discovery an acknowledgement that it has no claim whatsoever against either the Company or Discovery or any Discovery Indemnified Party (the actions set forth in clauses (i) through (iv) collectively, the “Contribution”). The Contribution shall be completed to the satisfaction of Discovery, and Discovery shall have the right to review, comment on and consent to any agreement or other documentation related to any of the transactions constituting all or part of the

Contribution. Prior to the Effective Time, Discovery and the Company shall solicit an appraisal of the Mobil Travel Guide Valuation Amount by an appraiser mutually acceptable to Discovery and the Company. Such appraiser’s determination of the Mobil Travel Guide Valuation Amount shall be delivered to Discovery and the Company prior to the Effective Time and shall be binding on the parties for purposes of Sections 2.11(f) and 5.10.

(b) Immediately following the Effective Time, the Other Stockholders and the Accredited Optionholders shall acquire 63.27% of the equity securities of MTG Co. from the Company pursuant to documentation reasonably satisfactory in form and substance to Discovery and the HSW Stockholders’ Representative (provided that such documentation will (i) not contain any representations, warranties or indemnities whatsoever from the Company, (ii) contain reciprocal provisions regarding the non-solicitation of employees and (iii) contain the provisions contemplated by clauses (i) through (iv) of Section 5.10(a) above) for aggregate consideration equal to 63.27% of the Mobil Travel Guide Valuation Amount, which consideration shall be paid to the Surviving Corporation by the HSW Stockholders’ Representative, on behalf of the Other Stockholders and the Accredited Optionholders, from proceeds withheld pursuant to Section 2.11(f), with the remaining 36.73% of the equity securities of MTG Co. to be acquired in a concurrent transaction, for aggregate consideration equal to 36.73% of the Mobil Travel Guide Valuation Amount, by Former Convex Stockholders and certain Convex Optionholders each of whom has provided evidence satisfactory to Discovery that they are “accredited investors” (collectively, the “Accredited Former Convex Stockholders”) as defined in Rule 501(a) of Regulation D under the Securities Act, as provided in the Convex Merger Agreement (the “MTG Co. Acquisition” and, together with the Contribution, the “Disposition”). Following the MTG Co. Acquisition, each Other Stockholder and Accredited Optionholder shall own its respective MTG Pro Rata Percentage of 63.27% of the equity securities of MTG Co. and the Accredited Former Convex Stockholders shall own, in the aggregate, the remaining 36.73% of the equity securities of MTG Co.

(c) Prior to the Closing, the Company will assign that certain Lease Agreement, dated as of March 27, 2007, by and between 200 West Madison, LLC and the Company, as amended by the First Amendment, dated as of May 8, 2007, which relates to the Company’s Chicago office (the “Chicago Lease”), to MTG Co., and use all reasonable efforts to (i) obtain any Consent necessary to be obtained in connection with such assignment and (ii) lease alternative office space for persons who are employed in the Company’s Chicago office and who will remain employed by the Company after giving effect to the Contribution, all on terms and conditions reasonably acceptable to Discovery.

(d) The Company shall cause the Disposition to be made in compliance with all Legal Requirements applicable to each transaction that is part of the Disposition, including all applicable securities laws

(e) The Company shall provide Discovery with a list of all Consents required in connection with the Disposition, including all Consents required in connection with the contribution of Contracts to MTG Co. pursuant to Section 5.10(a), by October 31, 2007.

Section 5.11. No Shop. Until such time, if any, as this Agreement is terminated pursuant to Article VIII, the Company will not, directly or indirectly, through any officer, director, equityholder, partner, employee, investment banker, financial advisor, attorney, accountant or other representative of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing information or assistance), or enter into or continue any negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than Discovery, and will immediately cease and cause to be terminated any activities, discussions or negotiations existing on the date hereof, in each case with respect to a merger, consolidation, business combination, sale of Assets other than in the Ordinary Course of Business in amounts and on terms that would not otherwise breach any other provision of this Agreement (provided that in no event shall the sale of Intellectual Property be considered a sale of Assets in the Ordinary Course of Business) or any shares of capital stock of the Company, or the liquidation or similar extraordinary transaction with respect to the Company, provided, that the Company shall be permitted to (i) take such actions as are required to implement the HSWI-Related Amendments and the Disposition, and (ii) sell assets in the Ordinary Course of Business in amounts, and on terms, that would not otherwise breach any other provision of this Agreement. The Company will promptly notify Discovery orally and in writing of the existence of any written or oral proposals by a third party to do any of the foregoing which the Company, or any of its Affiliates or any of the Company’s or its Affiliates’ respective officers, directors, partners, employees, investment bankers, financial advisors, attorneys, accountants or other representatives of the Company may receive relating to any of such matters. Notwithstanding the foregoing, the Company shall be permitted to disclose the terms of this Agreement to HSWI, relating to matters involving HSWI, to the management of HSWI and its representatives and to the proposed institutional investors in HSWI and their representatives, solely for the purpose of obtaining their agreement to the transactions contemplated hereby and subject to their agreement to keep such information confidential.

Section 5.12. Information Statement. As promptly as practicable after the date hereof, the Company shall prepare and provide to Discovery, for review and comment prior to its distribution to each holder of record of Company Stock on the applicable record date, the Information Statement, provided that Discovery shall have no responsibility for the Information Statement, except as provided in the last sentence of this Section 5.12. The Company agrees that the Information Statement shall comply with the requirements of the applicable provisions of the DGCL and all other applicable Legal Requirements and shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information specifically supplied by Discovery or its Affiliates for inclusion in the Information Statement. Discovery agrees to provide to the Company all information regarding Discovery and its Affiliates legally required by the Company for inclusion in the Information Statement, and none of the information specifically supplied by Discovery in writing for inclusion therein shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.13. Release of HSW Escrow Funds.

(a) On the first anniversary of the Closing Date, the Escrow Agent shall pay to the HSW Stockholders’ Representative (for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in each case less any amounts required by law to be withheld or deducted and in accordance with their respective Pro Rata Percentages) by wire transfer of immediately available funds to the account or accounts previously designated in writing by the HSW Stockholders’ Representative to the Escrow Agent, in the aggregate, 50% of the Holdback Amount, less the sum of (i) any amounts paid out pursuant to Sections 2.12, Article VI and Article IX and (ii) the aggregate amount of any Retained Amounts; provided that, if the aggregate amount of any Retained Amounts plus any amounts paid out pursuant to Section 2.12, Article VI and Article IX would exceed 50% of the Holdback Amount, the aggregate amount of the then remaining Holdback Amount shall be retained in the HSW Escrow Fund.

(b) On the date that is 18 months after the Closing Date, the Escrow Agent shall pay to the HSW Stockholders’ Representative (for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in each case less any amounts required by law to be withheld or deducted and in accordance with their respective Pro Rata Percentages) by wire transfer of immediately available funds to the account or accounts previously designated in writing by the HSW Stockholders’ Representative to the Escrow Agent, in the aggregate, the remainder of the Holdback Amount, less the aggregate amount of any Retained Amounts.

(c) The aggregate amount of any Retained Amounts under Section 5.13(a) or Section 5.13(b) related to a properly asserted Unresolved Claim shall remain in the HSW Escrow Fund until the Final Resolution of such Unresolved Claim, and upon such Final Resolution any remaining balance of the Retained Amount for such Unresolved Claim, after application of such Retained Amount to pay to Discovery any amounts required to be paid pursuant to Final Resolution of such Unresolved Claim, shall be promptly paid to the HSW Stockholders’ Representative (for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in each case less any amounts required by law to be withheld or deducted and in accordance with their respective Pro Rata Percentages). For the avoidance of doubt, a Retained Amount under Section 5.13(a) or Section 5.13(b) may only be applied against the Unresolved Claim for which it was retained and any portion of such Retained Amount that remains after payment to Discovery of amounts payable in respect of such Unresolved Claim after its Final Resolution shall be paid to the HSW Stockholders’ Representative in accordance with the preceding sentence.

(d) For purposes hereof, a “Retained Amount” shall mean the dollar amount of an Unresolved Claim; and “Unresolved Claim” shall mean an indemnity claim pursuant to Section 2.12, Article VI and Article IX and each Tax audit or inquiry by any Governmental Body (A) for which Discovery has provided a good faith estimate of Losses or Taxes that underlie such indemnity claim or Tax audit or inquiry, notice in respect of which is delivered to the Company prior to the first anniversary of the Closing Date (for purposes of determining Unresolved Claims under Section 5.13(a)) or the date that is 18 months after the Closing Date (for purposes of determining Unresolved Claims under Section 5.13(b)) and (B) that is not the subject of a Final Resolution as of the first anniversary of the Closing Date (for purposes of determining Unresolved Claims under Section 5.13(a)) or the date that is 18 months after the Closing Date (for purposes of determining Unresolved Claims under Section 5.13(b)).

Section 5.14. GeoNova Holdback Amount. Within 30 days after the final determination of the GeoNova 2007 Actual Gross Revenue and GeoNova 2007 Actual EBITDA, the Escrow Agent shall pay to Discovery, by wire transfer of immediately available funds, the GeoNova Reimbursement Amount (if any) from the GeoNova Escrow Fund and the balance of the GeoNova Escrow Fund shall be paid to the HSW Stockholders’ Representative by wire transfer of immediately available funds to the account or accounts previously designated in writing by the HSW Stockholders’ Representative to the Escrow Agent, for payment to the Former Company Stockholders and paid to, or reserved for, the Optionholders, as the case may be, in each case less any amounts required by law to be withheld or deducted and in accordance with their Pro Rata Percentages.

Section 5.15. Receivables. Within the one-year period following the Closing, Discovery agrees to cause the Company (i) to use commercially reasonable efforts to collect the accounts receivable set forth on the Closing Balance Sheet (the “Closing Receivables”) in the Ordinary Course of Business; provided that the Company shall not release, waive or compromise any rights in respect of the Closing Receivables without the HSW Shareholder Representatives’ consent, such consent not to be unreasonably withheld, and (ii) to apply any accounts receivable collected from a particular obligor to the oldest account receivable owing by such obligor (unless the Company, in good faith, determines that such oldest account receivable is disputed by such obligor, in which case such account receivable shall be applied to the oldest account receivable owing by such obligor that is not so disputed).

Section 5.16. Intercompany Debt. If the intercompany debt owed by HSWI to the Company (the “Intercompany Debt”) has not been fully repaid as of the Closing Date, the Estimated Intercompany Debt shall be reflected as a current asset of the Company in the calculations of the Estimated Net Debt Balance and the Final Net Debt Balance, in each case without reduction or reserve. An amount equal to 63.27% of the Estimated Intercompany Debt (the “Intercompany Holdback Amount”) shall be deposited with the Escrow Agent. Upon repayment by HSWI of any amount of Intercompany Debt after the Closing Date, an amount of 63.27% of such repaid amount (together with any interest or other investment earnings on such amount) will be released from the Intercompany Escrow Fund to the HSW Stockholders’ Representative for payment to the Former Company Stockholders and paid to, or reserved for, the Optionholders, as the case may be, in each case less any amounts required by law to be withheld or deducted and in accordance with their Pro Rata Percentage. On the date that is 180 days from the Closing Date, any amount that is remaining in the Intercompany Escrow Fund shall be released to Discovery, and Discovery shall cause the Company to assign to the HSW Stockholders’ Representative, for the benefit of the Former Company Stockholders and Optionholders, 63.27% of any Intercompany Debt that then remains outstanding (with the remaining 36.73% of any such remaining Intercompany Debt to be assigned to the Former Convex Stockholders and the Convex Optionholders pursuant to the Convex Merger Agreement).

Section 5.17. HSWI Proxy-Related Actions.

(a) The Company shall use its reasonable best efforts to obtain HSWI Board Approval as promptly as practicable following the date hereof but in no event later than by October 22, 2007.

(b) As promptly as reasonably practicable after the date hereof (and, with respect to filing with the Securities and Exchange Commission (“SEC”), in any event within thirty (30) calendar days from the date of this Agreement), the Company shall use its reasonable best efforts to cause HSWI to (i) prepare and file with the SEC a proxy statement to solicit the Disinterested HSWI Stockholders’ approval of the HSWI-Related Amendments (the “HSWI Proxy”), (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to the HSWI Proxy, (iii) provide copies of such comments and any other correspondence with the SEC to Discovery promptly upon receipt, (iv) prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by all applicable Legal Requirements, (v) use its reasonable best efforts to have the HSWI Proxy cleared by the SEC, (vi) upon clearance of the HSWI Proxy by the SEC, mail the HSWI Proxy to all holders of common stock of HSWI and (vii) otherwise use reasonable best efforts to comply with all applicable Legal Requirements and to effectuate the approval of the HSWI-Related Amendments by the Requisite Disinterested HSWI Stockholders and the adoption of the HSWI-Related Amendments as promptly as reasonably practicable; provided that the Company shall undertake, in the HSWI Proxy, not to effectuate (or cause HSWI to effectuate) the HSWI-Related Amendments unless the HSWI-Related Amendments have been approved by the Requisite Disinterested HSWI Stockholders (the actions contemplated by this Section 5.17, collectively, the “HSWI Proxy-Related Actions”). The Company shall use its reasonable best efforts to cause HSWI to provide Discovery a reasonable opportunity to review and comment on the HSWI Proxy, or any amendments or supplements thereto, prior to filing the same with the SEC; provided that no representation shall be made by Discovery, nor shall Discovery have any responsibility for any aspect of the HSWI Proxy or any amendment or supplement thereto.

Section 5.18. HSWI Shares.

(a) Subject to Section 5.18(c), following the Effective Date, the Company shall use its commercially reasonable efforts to publicly or privately sell such number of Subject HSWI Shares as will be sufficient to generate gross sale proceeds equal to the Required Cash Amount necessary to distribute all remaining Subject HSWI Shares in kind in accordance with this Section 5.18. All or any portion of such number of Subject HSWI Shares may be sold pursuant to (A) one or more registered underwritten public offerings as permitted by the Amended HSWI Registration Rights Agreement, subject to (i) the terms of the Amended HSWI Registration Rights Agreement, (ii) any transfer restrictions with respect to the HSWI Shares, (iii) such registration and sale complying with all applicable Legal Requirements, (iv) the Company’s determination that such registration and sale will not expose it or any of its Affiliates to any risk of securities law liability because of a concern regarding the adequacy of HSWI’s disclosure in the applicable registration statement, and (v) until the Consent Expiration Date, the consent of the HSW Stockholders’ Representative (which consent shall not be unreasonably withheld or delayed) or (B) if market conditions permit, a 10b5-1 plan adopted by the Company at the Effective Time. Notwithstanding the foregoing, the Company may, at any time, but subject to any restrictions in the Amended HSWI Registration Rights Agreement, sell Subject HSWI Shares (i) in one or more private placements, (ii) upon the exercise of the Company’s demand or piggyback registration rights under the Amended HSWI Registration Rights Agreement and/or any other applicable registration rights agreement or (iii) otherwise, in each case subject, until the Consent Expiration Date, to the consent of the HSW Stockholders’ Representative (which consent shall not be unreasonably withheld or delayed). Discovery agrees that the Distributable HSWI Shares plus the Shareholder Tax Amount, net of allocable Sale Expenses (determined in each case pursuant to Section 5.18(b)) (collectively, the “Net HSWI Share Proceeds”) shall be paid 63.27% to the HSW Stockholders’ Representative for payment to the Other Stockholders and Optionholders hereunder as additional consideration in the Merger and 36.73% to the Convex Stockholders and Convex Optionholders under the Convex Merger Agreement as additional consideration in the Convex Merger; provided, that if any Discovery Settlement Shares are sold, the Convex Stockholders and Convex Optionholders shall be paid 0%, and the Other Stockholders and Optionholders shall be allocated 100% of Net HSWI Share Proceeds attributable to such number of Subject HSWI Shares as is equal to the product of (A) the number of Discovery Settlement Shares so sold multiplied by (B) a quotient, the numerator of which is 63.27% and the denominator of which is 36.73%; provided further, that at such time as the number of then-remaining Subject HSWI Shares equals the product of (A) the then-current number of Escrow Shares multiplied by (B) a quotient, the numerator of which is 63.27% and the denominator of which is 36.73%, the Other Stockholders and the Optionholders shall be paid 100% of the Net HSWI Share Proceeds attributable to such number of remaining Subject HSWI Shares and the Convex Stockholders and the Convex

Optionholders shall be paid 100% of the Net HSWI Share Proceeds, if any, attributable to any such Escrow Shares that cease to be Escrow Shares. The Net HSWI Share Proceeds shall be payable from time to time within a reasonable period following any sale or sales of Subject HSWI Shares that generate more than $5,000,000 in gross sale proceeds or, regardless of the amount of gross sale proceeds, following the date on which all remaining Subject HSWI Shares have been sold or would be distributed. “Consent Expiration Date” means the later to occur of (i) the second anniversary of the Effective Time (or (x) with respect to any HSWI Shares that are issued to the Company in connection with the exercise of HSWI’s option to license Company Content in Russia and India pursuant to the Amended India and Russia Side Letter Agreement, the later to occur of (A) the eighteen month anniversary of the issuance of such HSWI Shares to the Company and (B) the second anniversary of the Effective Time and (y) with respect to any Escrow Shares (other than Discovery Settlement Shares), the first anniversary of the date on which such shares again constitute Subject HSWI Shares) and (ii) the second anniversary of the date on which any HSWI Shares first cease to be subject to any applicable lock-up provisions.

(b) (i) The “Required Cash Amount” shall mean, with respect to any proposed distribution in kind of Subject HSWI Shares, the sum of (x) the Shareholder Tax Amount, (y) the Allocable Tax Amount and (z) the Discovery Sharing Amount.

(ii) The “Distributable HSWI Shares” shall mean, with respect to any proposed distribution in kind of Subject HSWI Shares, such number of Subject HSWI Shares as will cause the Required Cash Amount determined with respect thereto to equal the gross cash proceeds from the related cash sale of Subject HSWI Shares.

(iii) The “Shareholder Tax Amount” shall mean, with respect to any proposed distribution in kind of Subject HSWI Shares, an amount equal to the product of 20% and the sum of (x) the Market Value of the Distributable HSWI Shares and (y) the amount determined under this definition of Shareholder Tax Amount.

(iv) The “Discovery Sharing Amount” shall mean, with respect to any proposed distribution in kind of Subject HSWI Shares, the aggregate of the amounts determined per each Subject HSWI Share sold for cash or distributed in kind, such amount per share equal to the sum of (x) $0.37 (or, in the case of a Subject HSWI Share sold for cash, if the gross cash sale proceeds are less than $0.37, the amount of such gross sale proceeds, and in the case of a Subject HSWI Share distributed in kind, if the Market Value of such share is less than $0.37, an amount equal to such Market Value) and (y) (I) in the case of a Subject HSWI Share sold for cash, 10% of the gross cash sale proceeds in excess of $9.50 and (II) in the case of a Subject HSWI Share distributed in kind, 10% of the excess of the Market Value of such Subject HSWI Share above $9.50.

(v) The “Allocable Tax Amount” shall mean, with respect to any proposed distribution in kind of Subject HSWI Shares, the product of (A) the excess of (x) the sum of (I) the Market Value of the Distributable HSWI Shares and (II) the gross cash sale proceeds from the sale of Subject HSWI Shares in connection with such proposed distribution, less (III) the Discovery Sharing Amount, over (y) the adjusted tax basis of the Subject HSWI Shares sold for cash or distributed in kind in such transaction (as appropriately adjusted to reflect any allocable Sale Expenses) and (B) the effective United States federal, state and local income tax rate (expressed as a percentage), as determined by Discovery in good faith, imposed on Discovery, any consolidated, combined or similar group of which Discovery and/or the Company is a member, and/or the Company (as the case may be) with respect to any taxable gain realized on the sale or distribution in kind of the Subject HSWI Shares in such transaction.

(vi) For purposes of making the calculation of the Allocable Tax Amount, (i) to the extent that Discovery actually applies any net operating losses or capital losses of the Company or Convex attributable to a period prior to the Closing to reduce the taxable income (including income associated with the sale or distribution in kind of Subject HSWI Shares, but excluding taxable income the Tax on which would be a Pre-Closing Tax hereunder or a “Pre-Closing Tax” under the Convex Merger Agreement) of any member of the Discovery consolidated group (including the Company and Convex) for United States federal, state or local income tax purposes for any taxable period ending after the Closing Date (the amount of net operating losses or capital losses so applied, the “Utilized Losses” and computed separately for each of United States federal, state and local income tax purposes), Discovery shall utilize a United States federal, state or local tax rate (as the case may be) of 0% for an amount of taxable gain equal to the amount of Utilized Losses not previously taken into account under this Section 5.18 or under the definition of Discovery Settlement Share Taxes and (ii) no reduction in the taxable amount of gain or the applicable tax rate shall be made for any net operating loss, capital loss or other tax attribute of Discovery, the Company or any other Person other than the Utilized Losses. For purposes of determining any net operating losses or capital losses attributable to a period prior to the Closing in this Section 5.18, any deductions related to an Outstanding Company Option that are properly accrued and taken in any taxable period ending after the Closing Date shall be added to and be considered a part of the net operating losses attributable to a period prior to the Closing. For purposes of determining any net operating losses or capital losses attributable to a period prior to the Closing in this Section 5.18, (i) any loss or deduction related to the investment of Convex in Flexplay shall not be considered a loss attributable to a period prior to the Closing, (ii) an aggregate amount of loss and deduction related to the investment of Convex in LidRock equal to $10 million shall not be considered a loss attributable to a period prior to the Closing, (iii) the aggregate amount of loss and deduction related to the investment of Convex in LidRock in excess of $10 million, if any, shall be considered a loss attributable to a period prior to the Closing, (iv) any capital loss of the Company (or its Subsidiaries) that is created upon the deemed satisfaction and reissuance of the Convex Intercompany Note (or any intercompany debt owed by the Company to its Subsidiaries) pursuant to Treasury Regulation §1.1502-13(g) shall be considered a loss attributable to a period prior to the Closing, (v) in the event any loss or deduction related to the investment of Convex in Flexplay or LidRock which is not considered a loss attributable to a period prior to the Closing hereunder is utilized to reduce taxable income the Tax on which would be a Pre-Closing Tax hereunder or a “Pre-Closing Tax” under the Convex Merger Agreement, the amount of Utilized Losses will be reduced by the amount of such Flexplay or LidRock losses or deductions so utilized, and (vi) in the event any Utilized Losses are subsequently disallowed, the amount of Utilized Losses in any subsequent periods will be reduced by an amount equal to the amount of losses so disallowed. In addition, in the event any loss or deduction of the Company is disallowed for any period prior to the Closing as a result of an audit or other proceeding and an offsetting deduction or loss is permitted for any period following the Closing, such loss or deduction will be considered a net operating loss or capital loss (as the case may be) attributable to a period prior to the Closing. Furthermore, if there are Utilized Losses that are utilized subsequent to the sale and distribution of any Subject HSWI Shares, the Company shall pay an additional amount in cash (63.27% to the HSW Stockholders’ Representative for payment to the Other Stockholders and Optionholders hereunder and 36.73% to the Convex Stockholders and Convex Optionholders under the Convex Merger Agreement) equal to the difference between the Allocable Tax Amount as actually determined at the time of such sale and distribution (but adjusted appropriately to reflect any Utilized Losses previously taken into account pursuant to this sentence to avoid duplication) and the Allocable Tax Amount that would have been determined if such subsequently-utilized Utilized Losses had been taken into account in calculating the Allocable Tax Amount at the time of such sale and distribution. Such amount will be paid within thirty (30) days of filing of any Income Tax Return reflecting such Utilized Losses. For purposes of making the calculation of the Allocable Tax Amount, Discovery shall utilize a United States federal, state, or local tax rate (as the case may be) of 0% for an amount of taxable gain equal to the incremental amount of net operating losses that would have been Utilized Losses had the net operating losses of the Company as of the end of the Closing

Date been increased by an amount equal to the taxable gain of the Company realized with respect to the receipt of the warrant to acquire additional HSWI Shares pursuant to the Intac Merger.

(vii) The “Market Value” of a Subject HSWI Share distributed in kind shall mean the closing trading price of a HSWI Share as of the day on which such distribution in kind occurs.

(viii) The “Subject HSWI Shares” shall mean 17,671,857 of the HSWI Shares outstanding immediately after the Intac Merger and owned by the Company plus 77% of any additional HSWI Shares received by the Company in connection with HSWI’s option to license Company Content in Russia and India pursuant to the Amended India and Russia Side Letter Agreement, if and when received; provided that such number and percentage shall be equitably adjusted upon any subdivision or combination of the HSWI Shares or other event affecting the HSWI Shares that would impact the economic effects intended by this Section 5.18.

(ix) The amount of cash distributable in respect of the Shareholder Tax Amount shall be reduced by an allocable portion of the Sale Expenses associated with the sales giving rise to the proceeds (equal to a percentage, expressed as a fraction, the numerator of which is the sum of (x) the Market Value of the Distributable HSWI Shares and (y) the gross cash sale proceeds, less (z) the Discovery Sharing Amount, and the denominator of which is the sum of (x) the Market Value of the Subject HSWI Shares distributed in kind and (y) the gross cash sale proceeds.

(c) Notwithstanding anything to the contrary in this Agreement:

(i) At the Closing, 2,000,000 Subject HSWI Shares (the “Escrow Shares”) shall be set aside as additional collateral for Losses of a Discovery Indemnified Party in respect of HSWI Share Liabilities (“Section 5.18(c) Losses”) and shall thereupon cease to constitute Subject HSWI Shares, subject to the provisions of Section 5.18(c)(iii) below.

(ii) If, at any time prior to the second anniversary of the Closing Date, any Discovery Indemnified Party makes a demand for the payment of a Section 5.18(c) Loss in accordance with the other provisions of this Agreement and the Escrow Agreement and the HSW Stockholders’ Representative disputes the amount of such Section 5.18(c) Loss, the parties shall seek Final Resolution of such dispute. If, upon Final Resolution, the Discovery Indemnified Party is entitled to indemnification in respect of such Section 5.18(c) Loss, Discovery shall have the right, in its sole discretion (and in addition to any other right Discovery may have pursuant to the provisions of this Agreement or the Convex Merger Agreement, including the right to seek indemnification in respect of such Section 5.18(c) Loss pursuant to Article IX hereof or Article IX of the Convex Merger Agreement) to publicly or privately sell Discovery Settlement Shares for its own account (in one or more registered underwritten public offerings, in one or more private placements, upon the exercise of the Company’s demand or piggyback registration rights under the Amended HSWI Registration Rights Agreement and/or any other applicable registration rights agreement or otherwise) so to generate the Required Escrow Share Proceeds in respect of such Section 5.18(c) Loss. For the avoidance of doubt, (i) the proceeds generated from the sale of the Discovery Settlement Shares for the Company’s own account shall not be deemed Net HSWI Proceeds but shall be used to satisfy the applicable Discovery Indemnified Party’s Section 5.18(c) Loss; provided that any such proceeds that exceed the Required Escrow Share Proceeds in respect of such Section 5.18(c) Loss shall be treated as cash sale proceeds from the sale of Subject HSWI Shares and shall be distributed as provided in Section 5.18(a) and (b), and (ii) if the proceeds generated from the sale of any Discovery Settlement Shares for the Company’s own account are insufficient to satisfy the applicable Discovery Indemnified Party’s Section 5.18(c) Loss in full, the Company shall have the right to seek indemnification in respect of any unpaid portion of such Section 5.18(c) Loss pursuant to Article IX hereof or Article IX of the Convex Merger Agreement or to sell additional Discovery Settlement Shares until such Section 5.18(c) Loss is satisfied in full. Between the date of the Final Resolution of a dispute regarding a Section 5.18(c) Loss in respect of which Discovery elects to exercise its right pursuant to this Section 5.18(c)(ii) and the Final Settlement, the Company shall not be required to use its commercially reasonable efforts to publicly or privately sell, or continue to pursue any ongoing sales process with respect to, any Subject HSWI Shares as provided in Section 5.18(a).

(iii) If, on the first anniversary of the Closing Date, Discovery has not made a Discovery Share Escrow Demand, 1,000,000 of the Escrow Shares shall cease to constitute Escrow Shares. If, on the second anniversary of the Closing Date, Discovery has not made a Discovery Share Escrow Demand, the remainder of the Escrow Shares shall cease to constitute Escrow Shares. If, at any time prior to the second anniversary of the Closing Date, Discovery has made a Discovery Share Escrow Demand, upon Final Settlement, the remaining number of the Escrow Shares that exceeds the Discovery Settlement Shares shall cease to constitute Escrow Shares. Any shares that cease to constitute Escrow Shares pursuant to this Section 5.18(c)(iii) shall again constitute Subject HSWI Shares.

Section 5.19. Accredited Investors.

(a) No later than by October 31, 2007, the Company shall provide Discovery for each Company Stockholder and holder of a Company Warrant for whom such information has not previously been provided with (i) information as to whether such Company Stockholder or holder of a Company Warrant is an “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act and (ii) if applicable, sufficient evidence to substantiate such status.

(b) At least seven Business Days prior to the Closing (or, with respect to any Company Option exercised after the date hereof but prior to such seventh Business Day prior to the Closing, promptly upon the exercise of such Company Option), the Company shall provide Discovery for each holder of Company Options for whom such information has not previously been provided with (i) information as to whether such holder of Company Options is an “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act and (ii) if applicable, sufficient evidence to substantiate such status.

ARTICLE VI

TAX MATTERS

Section 6.1. Tax Indemnity. The Former Company Stockholders and the Optionholders shall, jointly and severally, reimburse, indemnify and hold harmless Discovery, the Company, its Subsidiaries and their respective Affiliates and their respective directors, officers and employees and their respective successors and assigns from and against 63.27% of (i) all Pre-Closing Taxes imposed on, related to or measured by income (except to the extent reflected in Estimated Pre-Closing Taxes), (ii) all Taxes of any member of any consolidated, combined or unitary federal, state, local or foreign group of which the Company or any of its Subsidiaries is or was a member on or before the Closing Date and for which the Company or any of its Subsidiaries is liable under Treasury Regulations §1.1502-6 (or any similar provision of state, local or foreign law), (iii) all Taxes of any Person imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or otherwise, which Taxes relate to an event or transaction occurring on or before the Closing Date and (iv) all Taxes arising out of or resulting from any breach of any representation or warranty made in Section 3.11, in each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith. For the avoidance of doubt, an adjustment to any net operating loss or capital loss for any taxable period prior to the Closing shall not create an indemnification obligation hereunder except to the extent that such adjustment results in an actual requirement to pay Tax for such pre-Closing taxable period.

Section 6.2. Tax Returns.

(a) The Company shall, and shall cause its Subsidiaries to, prepare, consistent with past practice to the extent permitted by law, and timely file all Tax Returns relating to the Company or any of its Subsidiaries that are required to be filed on or before the Closing Date. The Company and its Subsidiaries shall timely provide Discovery with a draft of each such Tax Return that is an Income Tax Return. Such Income Tax Returns shall be in form and substance reasonably satisfactory to Discovery, as determined by Discovery in its sole discretion, when timely filed.

(b) Discovery shall prepare and file all Tax Returns relating to the Company or any of its Subsidiaries required to be filed after the Closing Date. Discovery shall timely provide to the HSW Stockholders’ Representative a draft of any Income Tax Return including Pre-Closing Taxes, but excluding any consolidated, combined or other unitary return that includes Discovery or any Subsidiary of Discovery (other than the Company or its Subsidiaries) (each such non-excluded return, a “Pre-Closing Tax Return”) no later than twenty (20) days prior to the due date (including allowable extensions) of such Pre-Closing Tax Return. Within ten (10) days following delivery of such draft Pre-Closing Tax Return, the HSW Stockholders’ Representative shall have the right to object in writing to any item on any such draft Pre-Closing Tax Return affecting Pre-Closing Taxes. Unless such written notice of objection to such Pre-Closing Tax Return is delivered within such ten (10) day period, such Pre-Closing Tax Return shall be final and binding on the parties without further adjustments. If the HSW Stockholders’ Representative so objects and Discovery rejects any such objections, the parties shall resolve their dispute by presenting such dispute to an accounting firm of national reputation mutually agreeable to Discovery and the HSW Stockholders’ Representative (the “Tax Accountant”). The Tax Accountant will resolve the dispute in a fair and equitable manner (taking into account the next sentence of this Section 6.2(b)) within ten (10) days after the parties to such dispute have presented their arguments to the Tax Accountant, whose decision shall be final, conclusive and binding on the parties. To the extent any dispute relates to whether an election should or should not be made, the Tax Accountant shall resolve such dispute in the manner that maximizes, to the extent reasonably practicable and consistent with applicable law, the availability of any net operating losses or capital losses of the Company and its Subsidiaries attributable to any period prior to the Closing Date for application under the provisions of Section 5.18(b)(vi). If the Tax Accountant does not resolve all differences between the parties with respect to such Pre-Closing Tax Return at least five (5) days prior to the due date therefor, such Pre-Closing Tax Return shall be filed as prepared by Discovery and amended to reflect the Tax Accountant’s resolution and shall be final and binding on the parties without further adjustment. The fees and expenses of the Tax Accountant shall be borne equally by Discovery and the HSW Stockholders’ Representative. The preparation and filing of any Tax Return with respect to the Company or its Subsidiaries other than a Pre-Closing Tax Return shall be exclusively within the control of Discovery.

Section 6.3. Audits and Other Proceedings. From and after the Closing Date, Discovery shall control the conduct of all audits or administrative or judicial proceedings with respect to the Tax liability of the Company or any of its Subsidiaries. With respect to any audit or proceeding controlled by Discovery which could give rise to a claim for payment against the Former Company Stockholders and the Optionholders under Section 6.1, Discovery (i) will afford the HSW Stockholders’ Representative and its counsel a reasonable opportunity to participate at its own expense in the conduct of any such audit or proceeding and (ii) will not, and will not permit any of its Affiliates to, accept any proposed adjustment or enter into any settlement or agreement in compromise which would result in a claim for payment against the Former Company Stockholders and the Optionholders pursuant to this Agreement without the written consent of the HSW Stockholders’ Representative, which consent will not be unreasonably withheld or delayed.

Section 6.4. Transaction-Related Taxes. The Former Company Stockholders shall bear all sales, use, transfer, stamp, duties, recording and similar Taxes that relate to the consummation of the transactions contemplated by this Agreement (the “Company Transaction Taxes”). The HSW Stockholders’ Representative shall be responsible for determining the amount of such Taxes and preparing and filing any Tax Returns in connection therewith, to the extent permitted by applicable Legal Requirements.

Section 6.5. Adjustment to Purchase Price. The Former Company Stockholders, Discovery and their respective Affiliates shall treat any and all payments under Sections 2.12 and 5.18 and Articles VI and IX as an adjustment to the purchase price for Tax purposes unless they are required to treat such payments otherwise by applicable Legal Requirements.

Section 6.6. Cooperation. The Former Company Stockholders and Discovery shall cooperate, and the Former Company Stockholders and Discovery shall cause the Company and the Company’s Subsidiaries to cooperate, with respect to (i) the preparation and timely filing of all Tax Returns for which the other is responsible pursuant to Sections 6.2 and 6.4 and (ii) any audit or administrative or judicial proceeding referred to in Section 6.3. Such cooperation shall include providing all relevant information available to the Former Company Stockholders and Discovery, as the case may be, with respect to any such Tax Return or audit or proceeding and the execution of any Tax Return by the Company Stockholders.

Section 6.7. No Overlap. Sections 9.1, 9.2(c) and 9.5 shall apply, but Sections 9.2(a) and 9.2(b) shall not apply, in respect of any claim for indemnification made pursuant to Section 6.1, and Section 9.4 shall not apply in respect of any audit or proceeding to which Section 6.3 applies. For further clarity, Taxes that are subject to the indemnification provisions of Section 6.1 shall not be treated as Losses that are indemnifiable under Article IX.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1. Conditions to Obligations of the Company, Discovery and Merger Sub2 to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Governmental Approvals. All Consents required by any Governmental Body in connection with or applicable to the Merger shall have been, as required, filed, obtained or occurred.

(b) HSR Approval. Any applicable waiting period under the HSR Act shall have expired or been earlier terminated.

(c) No Injunctions or Restraints. No court of competent jurisdiction or other Governmental Body shall have issued any Order or taken any other such action enjoining, restraining or otherwise prohibiting the consummation of the Merger.

(d) Employment Agreements. Discovery shall have agreed that the Company may execute and deliver an employment agreement with Jeffrey T. Arnold, in the form attached hereto as Exhibit I (the “Employment Agreement”), which will replace the employment agreement such individual currently has with the Company.

Section 7.2. Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by the Company in its sole discretion:

(a) Representations, Warranties and Covenants of Discovery and Merger Sub2. The representations and warranties of Discovery and Merger Sub2 contained in Article IV shall be true and correct in all material respects at and as of the Closing Date with the same effect as though made at and as of such time (without regard to any materiality qualifications included therein and except that those representations and warranties that are made as of a specified date shall be true and correct only as of such date).

(b) Performance of Obligations. Each of Discovery and Merger Sub2 shall have complied in all material respects with all the terms, covenants and conditions of this Agreement required to be complied with and performed by it on or prior to the Closing Date, and shall have made all of the deliveries required to have been made hereunder by it on or prior to the Closing Date.

(c) Officer’s Certificate. Discovery shall have delivered to the Company a certificate, dated the Closing Date and signed by a senior executive officer of each of Discovery and Merger Sub2, as to the fulfillment of the conditions set forth in Sections 7.2(a) and 7.2(b).

(d) Closing Aggregate Merger Consideration. Discovery shall have delivered: (i) to the Paying Agent, the Closing Aggregate Merger Consideration, less the Holdback Amount, less the Options Closing Consideration, less the GeoNova Holdback Amount, less the Intercompany Holdback Amount, and less the HSW Stockholders’ Representative Escrow Amount, as provided in Section 2.9, (ii) to the Escrow Agent, the Holdback Amount, the GeoNova Holdback Amount and the Intercompany Holdback Amount and (iii) to the HSW Stockholders’ Representative Escrow Agent, the HSW Stockholders’ Representative Escrow Amount.

(e) Convex Merger. The Convex Merger shall have become effective in accordance with the Convex Merger Agreement and the DGCL.

(f) Escrow Agreement. Discovery and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(g) Discovery License Agreement. Discovery shall have executed and delivered the Discovery License Agreement.

(h) Company Stockholder Approval. The Requisite Consent of the Stockholders and the Consent of the Minority Stockholders shall have been obtained and shall remain in full force and effect.

Section 7.3. Conditions to Obligations of Discovery and Merger Sub2. The obligations of Discovery and Merger Sub2 to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by Discovery in its sole discretion:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company contained in Section 3.2 (Subsidiaries) and Section 3.5 (Capitalization) hereof will be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of that date, (ii) each of the other representations and warranties of the Company contained in Article III that are qualified as to materiality will be true and correct in all respects and those not so qualified shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same effect as though made at and as of such time (and except that those representations and warranties that are made as of a specified date the accuracy of which will be assessed only as of such date).

(b) Performance of Obligations. The Company shall have complied in all material respects with all the terms, covenants and conditions of this Agreement required to be complied with and performed by the Company on or prior to the Closing Date, and will have made all of the deliveries required to have been made hereunder by the Company on or prior to the Closing Date.

(c) Material Adverse Effect. There shall not have occurred a Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to Discovery a certificate, dated the Closing Date and signed by a senior executive officer of the Company, as to the fulfillment of the conditions set forth in Sections 7.3(a) and 7.3(b).

(e) Requisite Consent. The Company shall have delivered to Discovery evidence reasonably satisfactory to it that each of the Requisite Consent of the Stockholders and the Consent of the Minority Stockholders shall have been obtained and shall remain in full force and effect.

(f) Dissenting Shares. The holders of not more than 5% of the issued and outstanding shares of Company Stock shall have demanded appraisal of their shares pursuant to Section 262(d)(2) of the DGCL; provided, that if the date on which the satisfaction of this condition is to be determined is less than 20 days after the date on which the Information Statement was mailed to holders of Company Stock, the holders of not more than 5% of the issued and outstanding shares of Company Stock shall have failed to consent to adoption of this Agreement and approval of the Merger.

(g) Approvals and Consents. All Consents of third parties, or notices thereto, identified on Schedule 7.3(g) and any authorizations or approvals required in each of the jurisdictions where the Company’s Subsidiaries are organized, shall have been obtained in form and substance reasonably satisfactory to Discovery and shall be in full force and effect.

(h) Note Prepayment. The notes in the principal amount of $40 million issued by the Company to American High Income Trust and American Funds Insurance Series, High Income Bond Fund shall have been prepaid in full, together with any accrued interest thereon and applicable prepayment premiums and penalties in respect thereof.

(i) Pay-off Letters. The Company shall have delivered to Discovery a letter, in form and substance reasonably satisfactory to Discovery, signed by each Person to whom a Pay-off Amount is owed as set forth on Schedule F.

(j) Resignations and Releases. The Company shall have received, and delivered copies to Discovery and Merger Sub2 of, valid resignations and releases, effective as of immediately following the Effective Time, from all of the directors of the Company and certain officers of the Company, as set forth on Schedule 7.3(j).

(k) Corporate Records. The Company shall have delivered to Discovery each of the following:

(i) a good standing certificate (or equivalent document) for each of the Company and its Subsidiaries from the Secretary of State of the State of Delaware or the applicable jurisdiction of formation and a good standing certificate for the Company from the Secretary of State of the State of California;

(ii) certified copies of the resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;

(iii) evidence satisfactory to Discovery that each share of the Series A Preferred Stock and Series B Preferred Stock has been properly converted into one share of Common Stock pursuant to the vote of the requisite number of holders of the respective class of Preferred Stock and the Company’s Governing Documents;

(iv) a fairness opinion with respect to the Merger rendered by the Company’s financial advisor, stating that the consideration to be received by the Former Company Stockholders pursuant to this Agreement is fair from a financial point of view; and

(v) the minute book and stock ledger for each of the Company and its Subsidiaries.

(l) Convex Merger. The Convex Merger shall have become effective in accordance with the Convex Merger Agreement and the DGCL.

(m) Intac Proceedings or Orders. There shall be (i) no Proceeding or Order pending, in effect or threatened against Intac or HSWI; (ii) no Proceeding or Order pending, in effect or threatened against the Company or its Subsidiaries or Discovery in connection with the Intac Merger or any securities laws violations by Intac or HSWI prior to the Closing; and (iii) no criminal Proceeding or Order pending, in effect or threatened with respect to any current officer of director of Intac or HSWI who is subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934.

(n) HSWI Proxy-Related Actions. The HSWI Proxy-Related Actions shall have occurred in accordance with all applicable Legal Requirements and the Requisite Disinterested HSWI Stockholders shall have approved the HSWI-Related Amendments.

(o) HSWI-Related Amendments. (A) Each of (i) the Amended Intac Merger Agreement, (ii) the Amended HSWI Stockholders Agreement, (iii) the Amended India and Russia Side Letter Agreement, (iv) the Amended HSWI Registration Rights Agreement, (v) the Amended Purchasers Registration Rights Agreement and (vi) the Amended Affiliate Registration Rights Agreement shall have been executed and delivered and shall be in full force and effect; and (B) each of (i) the Service Agreement and (ii) the Arnold Agreement shall have been terminated without further liability to HSWI.

(p) Other HSWI Matters. Jeffrey T. Arnold shall have ceased to be (i) a member of the board of directors of Intac or HSWI and their respective Subsidiaries and (ii) Chairman of the board of directors of Intac or HSWI and their respective Subsidiaries.

(q) Non-Competition and Non-Solicitation Agreements. Jeffrey T. Arnold shall have executed and delivered a Non-Competition and Non-Solicitation Agreement with Discovery, in the form attached hereto as Exhibit J (the “Non-Competition and Non-Solicitation Agreement”).

(r) Employment Agreement. Jeffrey T. Arnold shall have executed and delivered the Employment Agreement and Gabe Vehovsky shall have executed and delivered an employment agreement with the Company with a term of three years and otherwise in form and substance reasonably acceptable to Discovery, which employment agreements will replace the respective employment agreements such individuals currently have with the Company.

(s) Escrow Agreement. The Company, the HSW Stockholders’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(t) Terminated Contracts. The Company shall have terminated the Terminated Contracts and delivered evidence reasonably satisfactory to Discovery of such terminations.

(u) PIL Agreement. The Company and PIL shall have executed and delivered an amendment to the PIL Agreement, in the form of Exhibit K.

(v) Assignments. The Company and its Subsidiaries shall have caused any Person (including any Related Person) to execute and deliver such assignments, endorsements and other good and sufficient instruments of conveyance and transfer in form and substance reasonably satisfactory to Discovery as may be necessary in Discovery’s reasonable judgment to convey to and vest in the Company or its Subsidiary all of such Person’s right, title and interest in and to any Intellectual Property that is used or held for use primarily by the Company or its Subsidiary but owned by such Person.

(w) Number of Unique Visitors. Discovery shall have received documentation reasonably satisfactory to it that with respect to the full calendar month ending prior to the Closing Date, the Company had a number of unique visitors equal to or greater than 90% of the average of unique visitors on www.howstuffworks.com (as determined by Omniture, Inc.) during the six-month period ending the month prior to such full calendar month preceding the Closing.

(x) Lien Release. The Company shall have delivered all documentation necessary to release any Liens on the Assets, including Liens in favor of Capital Research and Management Company, SunTrust Bank, IOS Capital, Imperial Bank, High River Limited Partnership and StuffWorks, LLC.

(y) Options and Warrants. Except to the extent that Company Options shall have been converted into a right to receive the payments in cash specified in Section 2.11(k), there shall be no Company Options or Company Warrants outstanding.

(z) Preferred Stock Dividends. There shall have been no dividends or other distributions declared or made on the Preferred Stock.

(aa) Preferred Stock Conversion. There shall be no shares of Preferred Stock outstanding as of the Effective Time.

(bb) QuickCompliance Management Incentive Plan. The QuickCompliance Management Incentive Plan shall have been amended to provide that “Plan Earnings” (as defined therein) shall be calculated only using the amount of earnings before interest, taxes, depreciation and amortization of QuickCompliance, Inc.

(cc) Premiere Global Services Agreement. The Insertion Order Agreement, dated as of November 22, 2005, by and between Premiere Global Services, Inc. and the Company, as amended by the First Amendment, dated as of September 20, 2006, to the Insertion Order Agreement, shall have been amended as set forth on Schedule 7.3(cc).

(dd) Tax Returns. The Company and each of its Subsidiaries shall have filed all Income Tax Returns that are required to be filed by each of them on or before the Closing Date, in each case in accordance with Section 6.2 to the extent applicable.

(ee) FIRPTA. The Company shall have delivered to Discovery a certificate complying with the Code and the Treasury Regulations, in form and substance reasonably satisfactory to Discovery and executed under penalties of perjury, certifying that the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time in the five-year period ending on the Closing Date.

(ff) Opinions of Counsel. Discovery shall have received opinions, addressed to it and dated the Closing Date, from Alston & Bird LLP, in the form of Exhibit L, and from Greenberg & Traurig, LLP, in the form of Exhibit M, in each case as counsel to the Company.

(gg) Disposition. (i) The Contribution shall have been completed to Discovery’s satisfaction and all of the parties to the Disposition shall be prepared to consummate the MTG Co. Acquisition immediately after the Effective Time, (ii) the appraiser’s determination of the Mobil Travel Guide Valuation Amount pursuant to Section 5.10(a) shall have been delivered to Discovery, (iii) the Chicago Lease shall have been assigned by the Company to MTG Co. and alternative office space shall have been leased for persons who are employed in the Company’s Chicago office and who will remain employed by the Company after giving effect to the Contribution, all on terms and conditions reasonably acceptable to Discovery and (iv) the Company and MTG Co. shall have executed and delivered the Transition Services Agreement.

ARTICLE VIII

TERMINATION

Section 8.1. Termination by Mutual Consent. This Agreement may be terminated prior to the Effective Time by the mutual written consent of Discovery and the Company.

Section 8.2. Termination by Either Discovery or the Company. This Agreement may be terminated prior to the Effective Time by either Discovery or the Company upon written notice from Discovery or the Company, as applicable, if:

(a) The Closing shall not have occurred on or before February 28, 2008, so long as the party proposing to terminate has not breached in any material respect any of its representations, warranties, covenants or other obligations under this Agreement in any manner that has proximately contributed to the failure of the Closing to so occur; provided that, unless the Requisite Disinterested HSWI Stockholders failed to approve the HSWI-Related Amendments at a stockholders’ meeting duly convened and held for such purpose prior to February 28, 2008, such date may be extended, in Discovery’s sole discretion and by written notice to the Company, to a date no later than April 30, 2008, if the Closing has not occurred by February 28, 2008 solely as a result of the HSWI Proxy-Related Actions not having occurred in accordance with all applicable Legal Requirements or the Requisite Disinterested HSWI Stockholders not having approved the HSWI-Related Amendments.

(b) A Governmental Body shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable, provided that, subject to Section 5.2, the party seeking to terminate this Agreement pursuant to this clause (b) shall have used all commercially reasonable efforts to remove such Order.

Section 8.3. Termination by the Company. This Agreement may be terminated by the Company at any time before the Effective Time upon written notice to Discovery if: (i) Discovery or Merger Sub2 is then in material breach of any representation, warranty, covenant or obligation of Discovery in this Agreement and (a) such breach condition or circumstance is not curable or (b) if curable, such breach, condition or circumstance is not cured within 30 days after written notice thereof is given by the Company to Discovery or (ii) the Convex Merger Agreement is terminated by Convex in accordance with its terms.

Section 8.4. Termination by Discovery. This Agreement may be terminated by Discovery at any time before the Closing Date upon written notice to the Company if: (i) any of the Company or the Principal Stockholders party to the Voting Agreement is then in material breach of any representation, warranty, covenant or obligation in this Agreement or the Voting Agreement and (a) such breach, condition or circumstance is not curable or, (b) if curable, such breach, condition or circumstance is not cured within 30 days after written notice thereof is given by Discovery to the Company, (ii) the Convex Merger Agreement is terminated by Discovery in accordance with its terms, (iii)

HSWI Board Approval is not obtained on or prior to October 22, 2007; provided that the termination right pursuant to clause (iii) shall automatically cease to apply if HSWI Board Approval is obtained subsequent to October 22, 2007 but prior to the time such termination right has been exercised by Discovery, or (iv) the condition set forth in Section 7.3(e) is not satisfied by November 30, 2007; provided that the termination right pursuant to clause (iv) shall automatically cease to apply if such condition is satisfied subsequent to November 30, 2007 but prior to the time such termination right has been exercised by Discovery.

Section 8.5. Effect of Termination and Abandonment. Each party’s respective right of termination under this Article VIII is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to this Article VIII, this Agreement shall be deemed null and void and of no further force and effect and no party hereto shall have any liability to any other party hereto, except for any liability resulting from such party’s willful and material breach of its covenants and agreements contained in this Agreement, provided that Section 1.1, Section 1.2, this Article VIII and Article X shall survive any such termination.

ARTICLE IX

SURVIVAL; INDEMNIFICATION; REMEDIES

Section 9.1. Survival.

(a) All of the representations and warranties of the parties set forth in this Agreement or any other certificate or document delivered pursuant to this Agreement shall survive the Closing until 18 months following the Closing, except for the representations and warranties contained in (i) Sections 3.1 (Organization and Good Standing), 3.2 (Subsidiaries) and 3.5 (Capitalization), which shall survive the Closing indefinitely, and (ii) Section 3.11 (Taxes), which shall survive until sixty days after the expiration of all relevant statutes of limitation (including extensions or waivers thereof). All covenants, agreements and undertakings of the parties contained in this Agreement to be performed after Closing shall survive until fully performed or fulfilled. The foregoing survival periods shall in all cases be subject to the provisions of Section 9.1(b).

(b) No action for indemnification, reimbursement or any other remedy pursuant to this Article IX or Article VI may be brought (i) with respect to breaches of representations or warranties, beyond the date upon which the representation or warranty survives as provided above and (ii) with respect to Specified Excluded Liabilities, beyond the date of the 18 month anniversary of the Closing; provided, however, that, if, prior to such applicable date, an Indemnified Party shall have notified the HSW Stockholders’ Representative or Discovery, as the case may be, in writing of a specific matter or claim for indemnification under this Article IX or Article VI (whether or not a suit or other action shall have been commenced in connection with such matter or claim), such Indemnified Party shall be entitled to be indemnified with respect to such matter or claim in accordance with this Article IX or Article VI notwithstanding the passage of such applicable date.

Section 9.2. Indemnification by the Former Company Stockholders and the Optionholders.

(a) Subject to the conditions and limitations set forth in this Article IX, the Former Company Stockholders and the Optionholders (each a “Stockholder Indemnifying Party”) agree to defend, indemnify and hold harmless Discovery, Merger Sub2, the Surviving Corporation and their respective Affiliates and their respective directors, officers, stockholders, partners, members, attorneys, accountants, agents, representatives and employees and their respective heirs, successors, assigns and Related Persons (collectively, the “Discovery Indemnified Parties”), from, against and in respect of, and shall reimburse Discovery for, 63.27% of any and all Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Discovery Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from: (i) any breach of any representation or warranty made by the Company in this Agreement or any other certificate or document signed by an officer of the Company delivered or required to be delivered pursuant to this Agreement, (ii) any breach or violation of, or failure to perform, any covenant, agreement, undertaking or obligation of the Company or the HSW Stockholders’ Representative set forth in this Agreement or any other certificate or document signed by an officer of the Company or the HSW Stockholders’ Representative delivered or required to be delivered pursuant to this Agreement, (iii) any of the Excluded Liabilities, including HSWI Share Liabilities, or (iv) the Disposition; provided that, (A) if the Convex Escrow Fund is not available for reimbursement of the remaining 36.73% of Losses, then the Former Company Stockholders and the Optionholders will defend, indemnify, hold harmless and reimburse the Discovery Indemnified Parties for all amounts not available in the Convex Escrow Fund but available in the HSW Escrow Fund and (B) notwithstanding anything to the contrary herein, Discovery shall have the right, in its sole discretion, to seek payment of HSWI Share Liabilities in accordance with the provisions of Section 5.18(c) or from the HSW Escrow Fund.

(b) No Discovery Indemnified Party will be entitled to indemnification under this Article IX with respect to any Specified Excluded Liability or breaches of representations and warranties (i) unless and until the aggregate amount of all Discovery Indemnified Parties’ Losses under this Agreement and under the Convex Merger Agreement exceeds $2,500,000 (the “Threshold Amount”), in which case the Indemnifying Party shall be liable, subject to the proviso to Section 9.2(a), for 63.27% of all Losses, including 63.27% of the first $2,500,000 of Losses; provided, however, that any Losses relating to breaches of representations or warranties contained in Section 3.1 (Organization and Good Standing), Section 3.3 (Enforceability; Authority), Section 3.5 (Capitalization), Section 3.11 (Taxes), Section 3.21 (Brokers or Finders), Section 3.23 (Receivables) and Section 3.28 (Accredited Investors) will not be subject to the Threshold Amount, or (ii) for Losses in the aggregate in excess of the Holdback Amount or (iii) for Losses that are consequential, incidental, special or punitive or otherwise not direct Losses. Losses shall not include any decline in the trading price of the shares of capital stock of HSWI owned by the Company. Any Losses incurred as a result of any matter for which indemnification is required under this Article IX will be first satisfied by applying any associated reserves or allowances for such losses reflected in the calculation of the Final Net Debt Balance before such Losses are applied to the Threshold or otherwise recovered. In addition, the right of any Discovery Indemnified Party to be indemnified for or in respect of any claim under Section 3.23 (Receivables) shall be conditioned on Discovery’s and the Company’s compliance in all material respects with their obligations under Section 5.15 and, if any Discovery Indemnified Party has actually been indemnified in respect of any claim pursuant to Section 3.23 (Receivables) and subsequently collects the receivable that was subject to such indemnified claim, it shall transfer to the HSW Stockholders’ Representative (for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in each case less any amounts required by law to be withheld or deducted and in accordance with their respective Pro Rata Percentages) the lesser of the amount it has subsequently collected in respect of such receivable and the amount for which Discovery received indemnification in respect of such receivable. For the avoidance of doubt, the HSW Stockholders’ Representative Escrow Fund and the Options Closing Consideration will not be available to satisfy claims of the Discovery Indemnified Parties under this Article IX or Article VI.

(c) For purposes of calculating Losses (but not determining whether a breach has occurred), including any amount payable pursuant to Section 6.1(iv), any limitation as to material, materiality, material adverse effect, or similar qualification contained in the representations and warranties (including the representations and warranties in Section 3.11) will be ignored; provided that, in the case of the first sentence of Section 3.10(c) only, such limitations or similar qualifications will be ignored both for purposes of calculating Losses and determining whether a breach has occurred.

Section 9.3. Indemnification by Discovery and the Surviving Corporation.

(a) Subject to the conditions and limitations set forth in this Article IX, Discovery and the Surviving Corporation (the “Discovery Indemnifying Parties” and collectively with the Stockholder Indemnifying Parties, the “Indemnifying Parties”) agree that from and after the Closing, they shall jointly and severally indemnify, defend and hold harmless the Former Company Stockholders and the Optionholders and the HSW Stockholders’ Representative, their respective Affiliates and their respective directors, officers, stockholders, partners, members, attorneys, accountants, agents, representatives and employees and their respective heirs, successors and permitted assigns, each in their capacity as such (the “Stockholder Indemnified Parties” and collectively with the Discovery Indemnified Parties, the “Indemnified Parties”) from, against and in respect of, and shall reimburse the Stockholder Indemnified Parties for, any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Stockholder Indemnified Parties, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from: (i) any breach of any representation or warranty made by Discovery or Merger Sub2 in this Agreement or any other certificate or document signed by an officer of Discovery or Merger Sub2 delivered or required to be delivered pursuant to this Agreement, or (ii) any breach of a covenant or obligation of Discovery or Merger Sub2 contained in this Agreement or any other certificate or document delivered or required to be delivered pursuant to this Agreement.

(b) No Stockholder Indemnified Party will be entitled to indemnification under this Article IX with respect to breaches of representations and warranties (i) unless and until the aggregate amount of all Losses of the Stockholder Indemnified Parties under this Agreement and the “Stockholder Indemnified Parties” (as defined in the Convex Merger Agreement) under the Convex Merger Agreement exceeds, in the aggregate, the Threshold Amount, in which case the Indemnifying Party shall be liable for all Losses, including the first $2,500,000 of Losses, provided that, any Losses relating to breaches of representations or warranties contained in Section 4.1 (Organization and Good Standing), Sections 4.2(a) and (b) (Enforceability; Authority) and Section 4.3 (Brokers or Finders) will not be subject to the Threshold Amount or (ii) for Losses in the aggregate in excess of an amount equal to the Holdback Amount (provided that the limitation in this clause (ii) shall not apply to any claim arising out of any failure by Discovery to pay any amounts required to be paid pursuant to Article II of this Agreement) or (iii) for Losses that are consequential, incidental, special or punitive or otherwise not direct Losses.

Section 9.4. Third-Party Claim Indemnification Procedures.

(a) Upon any Indemnified Party’s receipt of notice of assertion of any claim or demand by a third party against an Indemnified Party for which an Indemnifying Party may have liability to any Indemnified Party pursuant to this Article IX (a “Third-Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third-Party Claim (a “Claim Notice”); provided, however, that the failure to timely give a Claim Notice shall not affect the rights of an Indemnified Party hereunder, except to the extent that such failure materially prejudices the Indemnifying Party’s defense of, or other rights available to the Indemnifying Party with respect to, such Third-Party Claim. The Indemnifying Party shall have twenty days (or such lesser number of days set forth in the Claim Notice as may be required by a Proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third-Party Claim; provided, however, that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim if (i) the Third-Party Claim is a criminal proceeding, action, indictment, allegation or investigation, (ii) the Indemnifying Party has failed to defend or is failing to defend in good faith the Third-Party Claim after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed or is failing, (iii) either the HSW Stockholders’ Representative and a Discovery Indemnified Party are both named parties to the Proceedings or Discovery or any of its Affiliates and any Stockholder Indemnified Party are both named parties to the Proceedings, and in each case the Indemnified Party shall have concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, (iv) the relief sought in respect of the Third-Party Claim is non-monetary relief (other than a general boilerplate request for such other and further relief as the court deems just and proper), or (v) it is reasonably likely that the Losses arising from such Third-Party Claim will exceed the amount such Indemnified Party will be entitled to recover as a result of the limitations set forth in this Article IX.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third-Party Claim and subject to Section 9.4(a), the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing, at its sole cost and expense. In the event the Indemnified Party elects to participate in any such defense, the Indemnifying Party shall not be liable to the Indemnified Party for any fees of counsel or other expenses incurred by the Indemnified Party in connection with the defense of such Third-Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, not to be unreasonably withheld or delayed, settle, compromise or offer to settle or compromise any Third-Party Claim unless (i) the Indemnifying Party shall have agreed to indemnify and hold the Indemnified Party harmless from and against any and all Losses caused by or arising out of any such settlement or compromise (and have the means to fund such settlement or compromise), (ii) such settlement or compromise shall include as an unconditional term thereof the giving by the claimant of a release of the Indemnified Party from all liability with respect to such Third-Party Claim, and (iii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party.

(c) If the Indemnifying Party (i) is not entitled to defend against a Third-Party Claim, (ii) elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise or (iii) after assuming the defense of a Third-Party Claim, fails to take reasonable steps necessary to defend diligently such Third-Party Claim within 10 days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense (with the Indemnifying Party being liable to the Indemnified Party for any reasonable fees of counsel and other expenses incurred by the Indemnified Party in connection therewith that would otherwise constitute indemnifiable Losses under this Article IX); provided, however, that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnified Party shall not settle a Third-Party Claim for which the Indemnifying Party may have liability hereunder without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(d) With respect to any Third-Party Claim subject to indemnification under this Article IX: (i) both the Indemnified Party and the Indemnifying Party, as the case may be, shall keep the other Person fully informed of all material developments of such Third-Party Claim and any related Proceedings at all stages thereof where such other Person is not represented by its own counsel and (ii) the parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim.

Section 9.5. Payments. All amounts payable pursuant to this Article IX or Article VI shall be paid promptly following receipt from an Indemnified Party of proof reasonably satisfactory to the Indemnifying Party of the Indemnified Party’s right to payment, in an amount equal to the portion of the Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. Any amounts owing to the Indemnified Parties (i) in the case of a payment for which Former Company Stockholders and Optionholders are responsible shall be paid from the HSW Escrow Fund, and only to the extent HSW Escrow Funds are available for such payment, provided that, (A) if the Convex Escrow Fund is not available for reimbursement of 36.73% of Losses, then payments of all amounts not available in the Convex Escrow Fund will be made from the HSW Escrow Fund and (B) notwithstanding anything to the contrary herein, Discovery shall have the right, in its sole discretion, to seek payment of HSWI Share Liabilities in accordance with the provisions of Section 5.18(c) or from the HSW Escrow Fund, and (ii) in the case of a payment for which Discovery is responsible, shall be paid by Discovery to the HSW Stockholders’ Representative for payment to the Former Company Stockholders and payment to, or reservation for, the Optionholders, as the case may be, in accordance with their Pro Rata Percentage by wire transfer of immediately available funds to an account designated by the HSW Stockholders’ Representative in each case no later than three Business Days following any Final Resolution of such Loss and the Indemnifying Party’s liability therefor. Upon payment in full of any claim for indemnification pursuant to this Article IX, the Indemnifying Party, with the consent of the Indemnified Party (such consent not to be unreasonably withheld) shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any Person (other than Discovery or any of its Affiliates); provided, however, that the Indemnifying Party shall not have a right to be subrogated pursuant to this sentence upon payment of any judgment or settlement with respect to a Third-Party Claim which the Indemnifying Party had a right to control (regardless of whether or not the Indemnifying Party chose to exercise such right).

Section 9.6. Exclusive Remedy. If the Closing occurs, except for equitable remedies, the remedies provided in this Article IX and Article VI constitute the sole and exclusive remedies between the parties for Losses or any other claims arising under this Agreement, including claims based upon the inaccuracy, untruth, incompleteness or breach of any representation or warranty contained in this Agreement or based upon the failure to perform any covenant, agreement or undertaking contained in this Agreement. The parties agree that any set-off rights that Discovery Indemnified Parties or Stockholder Indemnified Parties, as the case may be, may have under common law, by statute, or otherwise are unconditionally waived. Notwithstanding the foregoing, the remedies of the Company and Discovery with respect to the Company Stockholders pursuant to the transmittal letters shall not be limited by this Agreement. Any claim by the Company Stockholders against the Company or Discovery pursuant to this Agreement must be brought by the HSW Stockholders’ Representative.

ARTICLE X

GENERAL PROVISIONS

Section 10.1. Expenses. Each party to this Agreement will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger, except as provided with respect to Company Transaction Expenses. Notwithstanding the foregoing, all filing fees in connection with the filings required by the HSR Act under this Agreement and the Convex Merger Agreement will be shared one-half by the Company Stockholders and one-half by Discovery.

Section 10.2. Public Announcements. No party hereto shall issue any press release or otherwise make any public announcement with respect to the transactions contemplated hereby, except (i) by Discovery or the Surviving Corporation after the Closing, provided that the press release issued by Discovery or the Surviving Corporation on the Closing Date shall be in form and substance reasonably satisfactory to the Company or (ii) such releases or announcements as may be required by applicable Legal Requirements, in which case the party making the release or announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.

Section 10.3. Notices. All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (i) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), (ii) sent by facsimile with confirmation of transmission by the transmitting equipment or (iii) sent by certified mail, return receipt requested, in each case to the following addresses or facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number or person as a party may designate by notice to the other parties):

To Discovery:	With a copy (which shall not constitute notice) to:

Discovery Communications, LLC	Debevoise & Plimpton LLP
One Discovery Place	919 Third Avenue
Silver Spring, MD 20910	New York, NY 10022
Attn: General Counsel	Attn: Richard D. Bohm
Fax: (240) 662-1489	Fax: (212) 909-6836

To the Company:	With a copy (which shall not constitute notice) to:

HowStuffWorks, Inc.	Alston & Bird LLP
One Capital City Plaza	950 F Street, N.W.
3350 Peachtree Road, Suite 1500	Washington, DC 20004
Atlanta, GA 30326	Attn: David E. Brown, Jr.
Attn: Bradley T. Zimmer, General Counsel	Fax: (202) 654-4945
Fax: (404) 760-3458

To the HSW Stockholders’ Representative:

Michael P. Ring
The Ring Firm
3535 Piedmont Road
Piedmont 14, Suite 410
Atlanta, GA 30305
Attn: (678) 608-2790
Fax: (678) 559-0630

Section 10.4. Governing Law. This Agreement and the agreements entered into in connection with the transaction contemplated by this Agreement will be governed in all respects, including but not limited to, as to validity, interpretation and effect, by the internal laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws (to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction).

Section 10.5. Enforcement.

(a) Notwithstanding anything to the contrary set forth herein or elsewhere, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States of America sitting in the State of Maryland, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, wherever located, to the exclusive jurisdiction of any Maryland state court or federal court of the United States of America sitting in the State of Maryland, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Maryland state court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Agreement, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable law, (A) any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any such court, and (B) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.

Section 10.6. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.6.

Section 10.7. Waiver; Remedies Cumulative. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Legal Requirements, (i) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party, (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 10.8. Entire Agreement. This Agreement and the Voting Agreement supersede all prior agreements, whether written or oral, between the parties with respect to its subject matter (except the Confidentiality Agreements, which shall remain in full force and effect as provided for therein) and constitute (along with other agreements or documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. Neither party hereto, nor any of their respective Affiliates, representatives or agents, has made or is making any representation or warranty whatsoever, oral or written, express or implied, other than those expressly set forth in this Agreement (as qualified by the Company Disclosure Schedules), and none of the parties hereto has relied or is relying on any statement, representation or warranty, oral or written, express or implied, made by another party hereto or such other party’s Affiliates, representatives or agents (except for the representations and warranties set forth herein).

Section 10.9. Amendment. This Agreement may be amended or modified only by a written instrument executed by the parties hereto (it being understood that the execution of an amendment by the HSW Stockholders’ Representative shall constitute execution by all of the Former Company Stockholders to the extent permitted by law, provided that (i) both (A) the consent of Persons holding, as of the applicable record date for such amendment or modification, not less than a majority in interest of the outstanding shares of Company Stock entitled to vote thereon, voting together as a single class, and (B) the consent of Persons other than Convex, Jeffrey T. Arnold or any of his Affiliates holding, as of the applicable record date for such amendment or modification, not less than a majority in interest of the outstanding shares of Company Stock entitled to vote thereon held by all Persons other than Convex, Jeffrey T. Arnold or any of his Affiliates as of such date, voting together as a single class, will be required for any amendment that reduces the Base Aggregate Merger Consideration or materially and adversely affects the Company Stockholders and (ii) the consent of the Convex Stockholders’ Representative will be required for any amendment that adversely affects the Company Stockholders). Notwithstanding the foregoing, following the Effective Time, the provisions of Section 5.18 may be amended with the written consent of Discovery, the Surviving Corporation, the HSW Stockholders’ Representative and the Convex Stockholders’ Representative.

Section 10.10. Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 10.10.

Section 10.11. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 10.12. Construction. The headings of Articles and Sections and the table of contents in this Agreement are provided for convenience only and will not affect its construction or interpretation.

Section 10.13. Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

Section 10.14. Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

Section 10.15. Schedules. The Schedules (including numbered Schedules included in the Company Disclosure Schedules) referred to in this Agreement are the Schedules that have been delivered on or before the date hereof to Discovery and the Company, which schedules are an integral part of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

DISCOVERY COMMUNICATIONS, LLC

By:	/s/ Bruce Campbell
Name:	Bruce Campbell
Title:	President, Digital Media, Emerging Networks & Business Development

HSW MERGERSUB, INC.

By:	/s/ Bruce Campbell
Name:	Bruce Campbell
Title:	President

HOWSTUFFWORKS, INC.

By:	/s/ Jeff Arnold
Name:	Jeffrey T. Arnold
Title:	CEO

HSW STOCKHOLDERS’ REPRESENTATIVE

By:	/s/ Michael P. Ring
Name:	Michael P. Ring

2

Exhibit C: PRINCIPAL TERMS OF DISCOVERY LICENSE AGREEMENT

Licensed Content:

•

Discovery will grant to HSWI a nonexclusive and nonassignable license to Discovery content which has been published on or integrated within the howstuffworks.com website (the “Discovery Content”) subject to the limitations set forth below.

•	License is subject to all third party rights and restrictions applicable to the Discovery Content.
•

License is limited to local language translation of the Discovery Content (Chinese and Portuguese and to the extent the Russia/India Option is exercised by HSWI, Russian and Hindi). HSWI will receive no rights to Discovery Content in English or other languages.

•

License will be limited to digital publication of the Discovery Content on a website, website channel or sub domain in the Territory whose principal purpose is to explain how stuff works and which contains the content previously contributed by HSW to HSWI.

•	License does not include any trademarks or logos.
•	HSWI will comply with guidelines relating to the Discovery Content established by Discovery.
•

Discovery may withhold a portion of the Discovery Content in its discretion, provided that such portion shall not exceed 10 percent for the first 5 years of the license term and a larger percentage to be agreed prior to Closing for the next 5 years of the license term.

License Term: 10 years

Territory: Brazil and China and to the extent HSWI exercises the Russia/India Option, Russia and India.

Revenue Share: DCI will share 50% in all gross revenue derived by HSWI from the Discovery Content.

Costs: HSWI will be responsible for all costs, including translation, streaming, transmission and distribution.

Advertising Buy: If HSWI purchases television advertising in the territories during the term then a portion of the advertising buy will be allocated to Discovery television channels.